SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Table of Documents Filed

Page
1.	Annual report to be sent to shareholders for the fiscal year ended March 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 27, 2007	By	/s/ Yasuhiko Fujiki
Yasuhiko Fujiki
Director
President, Chief Operating Officer and Chief Financial Officer
ORIX Corporation

ORIX

ORIX CORPORATION

ANNUAL REPORT 2007

Opportunities & Actions

The subtitle of this annual report is “Opportunities & Actions.”

Amid positive market conditions, ORIX anticipates that it will encounter many business opportunities in Japan and overseas.

The subtitle is intended to spotlight the “Actions” required to realize the potentials of the “Opportunities” as well as the diverse “Options” ORIX has as it seeks to select the “Opportunities” that harmonize best with its plans for corporate growth over the medium-to-long term.

We are pleased to have this opportunity to provide readers with an overview of ORIX’s “Opportunities & Actions.”

Corporate Philosophy

•

ORIX is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

Management Policy

•	ORIX strives to meet the diverse needs of its customers and to deepen trust by constantly developing superior services.

•	ORIX aims to strengthen its base of operations and achieve sustained growth by integrating ORIX’s resources to promote synergies amongst different units.

•	ORIX makes efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	ORIX aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

Profit Distribution Policy

•

ORIX believes that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, and sustaining profit growth while maintaining financial stability, will lead to increased shareholder value.

•	ORIX’s current policy is to meet the needs of its shareholders by maximizing shareholder value through medium- and long-term profit growth and continuing to distribute stable dividends.

•

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act accordingly by considering factors, such as changes in the economic environment, trend in stock prices, and financial situation.

Forward-Looking Statements

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties.

Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau. The Company makes available free of charge on or through its website (www.orix.co.jp) its annual report on Form 20-F and other reports.

■ Financial Highlights

	(Millions of Yen)
(Years Ended March 31)	2003	2004	2005	2006	2007	% Change	3-Year Average Growth Rate
Total Revenues	¥733,042	¥760,671	¥912,027	¥929,882	¥1,142,553	23%	15%
Total Expenses	694,019	673,317	781,882	714,925	860,387	20	9
Income before Income Taxes*	47,228	104,736	153,535	249,769	316,074	27	45
Net Income	30,243	54,020	91,496	166,388	196,506	18	54
Operating Assets	¥5,143,169	¥4,849,194	¥5,129,098	¥5,858,277	¥6,638,466	13%	11%
Shareholders’ Equity	505,458	564,047	727,333	953,646	1,194,234	25	28
Total Assets	5,931,067	5,624,957	6,068,953	7,242,455	8,207,187	13	13
Return on Equity (ROE)	6.00%	10.10%	14.17%	19.80%	18.30%
Return on Assets (ROA)	0.49%	0.93%	1.56%	2.50%	2.54%
Shareholders’ Equity Ratio	8.52%	10.03%	11.98%	13.17%	14.55%
Per Share Data (yen):
Net Income (basic earnings per share)	361.44	645.52	1,087.82	1,883.89	2,177.10	16%	50%
Net Income (diluted earnings per share)	340.95	601.46	1,002.18	1,790.30	2,100.93	17	52
Shareholders’ Equity per Share (yen):	6,039.43	6,739.64	8,322.96	10,608.97	13,089.83	23	25
Market Capitalization (billions of yen)	5.1	9.6	11.9	32.9	28.0
Number of Employees	11,833	12,481	13,734	15,067	16,662

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”

■ To Our Shareholders—A Message from the CEO

Overview of Fiscal 2007 Performance

Looking at consolidated performance during fiscal 2007, or the year ended March 31, 2007, ORIX achieved an 18% rise in net income, to the record high level of ¥196.5 billion. I am extremely pleased to be able to report to shareholders on the Company’s sustained strong performance.

Among the reasons for our profit growth was the favorable operating environment created by economic expansion, but each of our business divisions has remained a step ahead of trends in their respective markets and effectively taken the measures required to generate growth. The main factors underlying the profit increases in fiscal 2007 are outlined below.

Our core operations in the Corporate Financial Services segment recorded a strong performance, and large profit increases were achieved in the Real Estate-Related Finance, Real Estate, and Other segments.

In the Corporate Financial Services segment, we have long worked to further strengthen our ties with small and medium-sized enterprises (SMEs). The economic improvement has helped realize the benefits of these efforts, as we supplied a growing volume of funding to customers for real estate and capital investments that resulted in the expansion of our segment assets and revenues.

In the Real Estate-Related Finance and Real Estate segments, we have made strategic medium-term investments to develop our operations based on the anticipation that related markets would expand due to the trend of transforming real estate assets into financial products. The strength of the real estate market in Japan has led to higher revenues in our real estate finance business involving non-recourse loans (for which repayment funds are derived solely from specified real estate and the cash flow of those assets) and real estate development and rental operations centered on our condominium development operations and office buildings. Both our real estate-related business segments have become established as solid growth drivers promoting an improvement in overall profits.

Having strategically employed M&A transactions to enhance our operations in Japan and overseas since the 1980s, ORIX has gained considerable experience and know-how related to such transactions, and we have proactively employed this expertise to undertake principal investment operations since 2000. Regarding the investment we made in Aozora Bank, Ltd., in connection with our corporate rehabilitation business, we sold a portion of our shares in Aozora Bank during fiscal 2007, which contributed to increased profits in the Other segment.

As I have often mentioned in the past, ORIX is attempting to achieve sustained growth in profits over the medium-to-long term while consistently maintaining a balanced emphasis on profitability and financial stability. In fiscal 2007, we achieved a return on equity (ROE) ratio of 18.3% and a shareholders’ equity ratio of 14.6%. These levels are considered appropriate in light of our business portfolio. Moreover, we have made great strides with respect to growth in profits, where our diluted net income per share has grown at an average rate of 52% per year, rising from ¥601 in fiscal 2004 to ¥2,101 in fiscal 2007.

■ Segment Profits (Income before Income Taxes)	(Billions of yen)

(From top bar to bottom: FY Ended March 31, 2005, FY Ended March 31, 2006, FY Ended March 31, 2007)

Yoshihiko Miyauchi, Director, Representative Executive Officer, Chairman and Chief Executive Officer

Profit Allocation

ORIX believes that retaining the majority of profits generated by its business activities as internal reserves will enable it to strengthen its business base and make investments aimed at realizing business growth. This will enable us to realize sustained corporate growth, while maintaining a stable financial position, thereby leading to an increase in shareholder value. We intend to meet shareholders’ expectations by steadily augmenting profit growth and shareholder value over the medium-to-long term as well as by maintaining stable levels of dividend payments.

I believe the current business environment is presenting ORIX with abundant business expansion and investment opportunities, and that making the most of these opportunities will be advantageous with respect to profit growth over the medium-to-long term. We therefore intend to continue our policies aimed at optimally employing shareholders’ equity.

Under our profit allocation policy, and based on current conditions, ORIX’s dividend for fiscal 2007 was set at ¥130 per share, up ¥40 per share from the fiscal 2006 level.

Growth Strategies and Business Expansion Policies

ORIX has greatly increased its profits during the past three years. Looking to the future, I believe it is important to maintain a medium-to-long term perspective on maintaining the pace of our growth, and I would like to implement diverse initiatives that generate additionally high growth. In the financial services field where ORIX is active, socioeconomic shifts are bringing about considerable changes in the nature of products and services demanded by the markets. Accordingly, to sustain ORIX’s growth over the medium-to-long term, it will be crucial to quickly and flexibly respond to these changes when managing the Company. Besides drafting innovative strategies and effectively executing them, ORIX must utilize M&A as a means of expanding its operations in both existing and new business fields. I also believe it is necessary to further increase our efforts to strengthen our overseas operations.

In view of these imperatives, ORIX plans to promote business development based on the following key strategies.

(1) Strengthening Regional Sales and Marketing Bases

Since its establishment in 1964, ORIX has provided its SME customers financing, leasing, and other financial services. Over a period of 43 years, the Company has built up a nationwide sales and marketing network for meeting the needs of SME customers as well as business partners.

A principal factor behind ORIX’s growth has been the sales and marketing network developed in the Corporate Financial Services segment. ORIX has responded to changing markets as it took steps to progressively diversify its operations, with this segment as the base, which has led to sustained profit growth. We expect the Corporate Financial Services segment to continue playing an important role in enabling ORIX to realize additional growth in the future.

Looking ahead, ORIX will be seeking to further strengthen and expand its sales and marketing bases in each region of Japan. In each region, we will be augmenting our sales and marketing bases while proactively hiring experienced senior staff, in order to respond to customer needs in a meticulously detailed manner. Moreover, in its loan guarantee business, ORIX has already collaborated with 103 financial institutions throughout Japan to date. We hope to generate additional business opportunities by further strengthening our relationships with regional financial institutions.

(2) Business Development Utilizing the Sales and Marketing Network

ORIX’s operations have evolved as we have worked to meet the needs of customers across our sales and marketing network while considering the economic environment and focusing on growth. In the future, ORIX will continue emphasizing the development of its operations by leveraging the strength of its unique sales and marketing network in Japan.

From the latter half of the 1990s, for example, ORIX placed a strategic emphasis on expanding its automobile maintenance leasing operations as a means to increase profitability amid an extremely low interest rate environment by utilizing the marketing capabilities of both the Automobile Operations and the Corporate Financial Services segments. At the same time, we proactively used M&A to enter the truck leasing business for the transportation industry. As a result, the number of vehicles under management including trucks in the Automobile Operations segment at the end of fiscal 2007 was 606,000, giving us the top position in the industry in Japan.

We intend to continue developing a broad range of automobile-related operations while focusing on automobile leasing, as well as car rentals, car sharing and used vehicle sales. At the same time, we will further differentiate ourselves from competitors in this field by improving service quality in line with customer needs.

Moreover, in addition to our corporate rehabilitation investments in such companies as Aozora Bank and DAIKYO, we are taking steps to expand our operations in other investment banking fields, including principal investment business aimed at facilitating support for business succession, M&A transactions, and financial restructuring-related advisory services. We believe this is a field in which we can realize considerable growth. By arranging for collaboration among our Corporate Financial Services segment’s extensive sales and marketing network and the specialized expertise of our principal investment operations and investment banking operations department, we are able to provide SME customers with optimal solutions. In this way, we hope to play key roles in supporting the growth of our customers’ operations.

(3) Leveraging Strengths in Finance and Real Estate

The Real Estate-Related Finance and Real Estate segments have grown along with the expansion of the real estate securitization market that includes commercial mortgage backed securities (CMBS) and Japanese real estate investment trusts (J-REITs), while also providing a growing volume of nonrecourse loans and increasing their investment in office buildings and other rental-purpose real estate properties. Real estate has become established as a borderless financial product, and a supportive environment has been created for institutional investors, real estate investment funds, individuals, and other diverse investors within Japan and overseas to continue holding real estate-related assets.

Looking at recent trends in the real estate market, J-REITs and real estate funds have continued to inject large amounts of capital into the market, keeping investment levels high. Regarding demand for real estate, low office building vacancy rates in such principal cities as Tokyo, Osaka, and Nagoya have led to an increase in rents. While some transactions point to overheating, the overall market is performing well.

As ORIX works to expand the operations of its Real Estate-Related Finance and Real Estate segments amid this environment, the Company is leveraging its unique corporate strengths and meticulously analyzing related risks to ensure that returns are commensurate with these risks.

In the Real Estate-Related Finance segment, ORIX has pioneered the Japanese market for non-recourse loans and is working to further expand related businesses. Regarding real estate development and investment projects, the Company is providing total financial solutions that include direct investments and other services. At the same time, we are promoting the marketing of real estate that we have securitized to investors.

In the Real Estate segment, ORIX concentrates not only on condominiums and office buildings, but is now progressively diversifying its portfolio by increasing the share of its investment in such properties as logistics centers, senior housing, rental apartments, shopping centers, and multifunctional developments. The Company is also considering broadening the geographic scope of its investments to include regional areas.

■ Magnifying Strengths Derived from ORIX’s Capabilities in Both Finance and Real Estate

(4) Diversification and Geographical Expansion of Overseas Businesses

ORIX initiated its first overseas business seven years after it began operations with the 1971 establishment of a leasing company in Hong Kong. We have steadily broadened our overseas sales and marketing network during the subsequent 36 years, and currently are doing business in 26 countries and regions, including Japan. Our overseas network, which has expanded to include a rising number of bases in the Americas, Asia, Oceania, the Middle East, and Europe, is an important asset expected to make a considerable contribution to ORIX’s future growth.

In January 2006, we brought Houlihan Lokey Howard & Zukin, Inc. (Houlihan Lokey), a top class investment bank in the United States providing M&A-related advisory services to SMEs, into the ORIX Group. By making use of the ORIX Group’s sales and marketing network, Houlihan Lokey is expected to quickly expand its operations in Asian markets, including Japan.

By concentrating on markets of expected high growth such as Asia, we aim to diversify our services to SMEs not only in leasing, but also such businesses as real estate-related operations and principal investments. In doing so, we hope to capture various business opportunities and achieve expansion in our overseas operations over the medium-to-long term.

Implementing these business development strategies will require the effective utilization of outstanding human resources, and I believe that creating workplaces that effectively invigorate and motivate employees over the long term is yet another prerequisite for sustaining ORIX’s growth in the future. Besides ensuring that individual employees can effectively perform their own assignments, we are seeking to create a corporate culture that promotes harmoniously productive teamwork. By striking a balance between hiring outside specialists and fostering the development of promising staff in-house, we are proactively striving to create workplaces staffed with teams that synergistically magnify the capabilities of each member.

■ Increasing Diversity and Geographic Breadth of Overseas Operations

Risk Management

While continually taking steps in response to changes in markets and our business portfolio, we are building risk management systems that help to effectively allocate our management resources. Moreover, we are constantly endeavoring to further increase the sophistication of these systems to ensure they can cope with future challenges associated with the continued expansion of our operations as well as changes in our operating environment.

As we work to efficiently utilize the capital shareholders have entrusted us with, we are proactively responding to new business opportunities in financing, including lending and leasing as well as businesses involving automobiles, real estate, and investment banking. We are doing our utmost to quantify the disparate risks associated with such diverse operations so that we can shift capital to more profitable business fields while continuously ensuring that the returns in each of our business fields are commensurate with the associated risks. All ORIX managers are encouraged to conscientiously and meticulously take steps to ensure each and every transaction features an appropriate ratio of returns to risks, and we believe this approach promotes the attainment of rigorous ethical standards in day-to-day operations. While continually monitoring market changes and seeking to make the most of emerging business opportunities, we are also monitoring and evaluating our operations to enable the optimization of our capital allocation. In these ways, we are constantly striving to further upgrade the effectiveness of our risk management and capital allocation systems so that we can sustain corporate growth regardless of the nature of changes in our operating environment.

Corporate Governance

ORIX has relentlessly worked to strengthen its corporate governance framework as a leader in Japan through such initiatives as the establishment of an Advisory Board in June 1997, introduction of a Corporate Executive Officer system in June 1998, listing of our shares on the NYSE in September 1998, election of independent directors in June 1999, and adoption of a “Company with Committees” board model in June 2003.

The “Company with Committees” board model has entailed the creation of three committees, which include the Audit, Nominating, and Compensation committees. After the committees’ fundamental policies were made clearer and their operating bases strengthened, in June 2007, we took the additional step of restructuring the committees so that they are composed entirely of independent directors. We believe that this change will allow us to further strengthen our corporate governance.

The independent directors have the role of representing shareholders as they monitor operations and work to ensure that management does not slacken its efforts to continually increase corporate value. We are confident that the presence of independent directors in this role will further increase management’s responsibility to explain their actions, help prevent operational execution mistakes, and also provide an additional impetus behind the implementation of measures required to promote the Company’s long-term growth.

In Closing

In line with its corporate philosophy, “ORIX is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.” We must provide customers with highly valuable products and services by giving due attention to ensuring that each and every one of our transactions is beneficial both economically and socially. With respect to employees, our goal is to create workplaces that help each and every employee clearly perceive the meaning and worth of their contributions to ORIX and society at large. Last but not least, we are intent on continually addressing new business challenges so that we can boost shareholder value over the medium-to-long term.

Despite its rapid development, ORIX still has a relatively small presence within global financial markets. There remains a vast range of new business fields for us to enter, and the scope for our future corporate development continues to be enormous. We are working to dynamically promote ORIX’s growth into a peerless global company that builds a presence everywhere it operates. The management team that will guide ORIX through the next stage of growth is already making relentless efforts to further strengthen the Company, and I am confident that ORIX will make continued progress toward achieving further growth in corporate value.

I sincerely thank the stakeholders (including shareholders, customers, business partners, associates, and employees) who have supported and cooperated with us during fiscal 2007. I look forward to your continued support and advice in the future.

July 20, 2007

Yoshihiko Miyauchi

Director, Representative Executive Officer

Chairman and Chief Executive Officer

■ Key Concepts Associated with Sustained Growth

“Innovation,” “professionalism,” and “teamwork” are key concepts ORIX is focusing on as it works to realize sustained corporate growth. By emphasizing these concepts and flexibly adjusting its business portfolio in response to changes in its operating environment, ORIX intends to maintain its long tradition of dynamic corporate evolution.

Business Diversification and Globalization during the 1970s and 1980s

Business Diversification

•	Began offering real estate-backed loans (1971)

•	Established ORIX Alpha Corporation to lease store furnishings and fixtures (1972)

•	Established ORIX Auto Lease Corporation (Currently ORIX Auto Corporation) to provide automobile maintenance leases (1973)

•	Established ORIX Rentec Corporation to rent measuring instruments (1976)

•	Established ORIX Maritime Corporation to provide ship-related services (1977)

•	Established ORIX Credit Corporation to provide card loan services (1979)

•	Began offering housing loans (1980)

•	Established ORIX Capital Corporation to undertake venture capital investments (1983)

•	Established ORIX Rent-A-Car Corporation (Currently ORIX Auto Corporation) (1985)

•	Began arranging leveraged leases (1985)

•	Began capital participation in ORIX Securities Corporation (1986)

•	Began employee dormitory leasing business (1986)

Initiating Overseas Operations

•

Overseas expansion began with Hong Kong (1971) and was followed by Singapore (1972), Malaysia (1973), Indonesia (1975), the Philippines (1977), Thailand (1978), and the United States (1981). Currently, ORIX has a presence in 26 countries and regions.

“Innovation”

As is expressed in its corporate philosophy—“ORIX is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.”—ORIX places strong emphasis on making “innovation” a key driver of its business development.

Continually seeking promising new challenges when considering new business fields, ORIX has undertaken business development initiatives one step ahead of competing companies, as seen in the case of the Company’s pioneering investment in securitized real estate assets and in corporate rehabilitation projects. ORIX has also shown conspicuous innovation and leadership in such areas as corporate governance and fund procurement.

Business Innovation during the 1990s

•	Established ORIX Life Insurance Corporation (1991)

•	Moved quickly to dispose of non-performing assets after the end of Japan’s bubble economy

•	Began securitizing non-recourse loans in the United States (1997)

•

Worked to strengthen its corporate governance through such moves as those to establish an Advisory Board (1997), introduced a Corporate Executive Officer system (1998), recruited outside directors (1999), and adopted a “Company with Committees” board model (2003)

•	Acquired ORIX Trust and Banking Corporation (1998)

•	Listed shares on NYSE (1998)

•	Established ORIX Real Estate Corporation (1999)

•	Established ORIX Asset Management & Loan Services Corporation (ORIX Servicer)(1999)

Further Growth Initiatives since 2000

•	Invested in Aozora Bank, Ltd. (2000), Fuji Fire and Marine Insurance Company, Limited (2002), Korea Life Insurance Co., Ltd. (2002), and DAIKYO INCORPORATED (2005)

•	Brought into the ORIX Group such motor vehicle leasing and rental companies as IFCO Inc. (2001) and JAPAREN Co., Ltd. (2003)

•	Acquired U.S.-based investment bank Houlihan Lokey Howard & Zukin (2006) and proactively took other measures to develop investment banking business

“Professionalism”

Since its founding, ORIX has relentlessly striven to provide high-quality services that meet customers’ increasingly diverse needs. By equipping itself with sophisticated professionalism in each of its business fields, the Company has been able to supply customers with high-value-added services. Such expertise has enabled ORIX to advance from such debt-type businesses as financing and leasing into such equity-type fields as principal investments and real estate as well as into such service provision-type fields as M&A advisory services. In addition to knowledge and know-how, an integral part of ORIX’s concept of “professionalism” is practical wisdom distilled from on-the-job experience. We also believe that effectively utilizing professionalism requires self-discipline and commitment to rigorous ethical standards on the parts of all employees.

Examples of ORIX's Professionalism
Legal, financial accounting, tax accounting
Cash flow analysis
Business value analysis
Market trend analysis
Asset disposal capabilities
Corporate credit analysis
Portfolio analysis
Real estate and moveables valuation
Investment scheme organization and analysis
Asset administration and management capabilities
Self-discipline and rigorous ethical standards
Examples of Business Development Driven by Professionalism
Debt-type business
Equity-type business
Service provision-type business
Corporate loans
Facilities leasing
Housing loans
Non-recourse loans
Venture capital
Principal investment
Office building development and rental
Condominium development
M&A advisory services
Facilities operation
Comprehensive building management

“Teamwork”

To expand its operations in innovative businesses driven by specialized expertise, ORIX needs to promote effective teamwork. We pride ourselves on maintaining excellent communications between upper-level managers and frontline employees with respect to human resource utilization and the preparation of business proposals for customers.

Regarding human resource utilization, ORIX acts in accordance with its slogan “Keep Mixed” as it works to create workplaces characterized by dynamic interactions among employees of different genders, nationalities, and age-groups. The diverse value sets of our human resources’ facilitate the application of our specialized expertise to diverse customer requirements.

To present customers with high-value-added business proposals, ORIX promotes teamwork among staff in different regions and business fields so that it can devise solutions precisely tailored to each customer’s unique situation.

By maintaining excellent communications between upper-level managers and frontline employees, ORIX promotes smooth information sharing that enables sensitive and flexible decision making in response to market changes as well as capabilities for precisely executing meticulously prepared plans.

■ Special Feature—Opportunities & Actions

The theme of ORIX’s annual report this year—“Opportunities & Actions”—describes the proactive approach of each ORIX Group business unit toward making the most of emerging opportunities as a means of realizing additional business growth. This section of the report features interviews with top executives and management in three key fields—real estate-related operations, investment banking-related operations, and creating high-quality workplaces—who explain ORIX’s current strengths and growth strategies.

Œ Developing Real Estate-Related Operations

Amid the major trend of increase in the securitization of real estate assets, the contributions to consolidated performance of ORIX’s Real Estate-Related Finance segment and Real Estate segment have greatly increased in recent years. We asked the principal ORIX executives responsible for these operations—Kazuo Kojima of the Real Estate Finance Headquarters, and Tetsuo Matsumoto of ORIX Real Estate Corporation, and the International Real Estate Business Headquarters as of June 22, 2007—to comment on ORIX’s strengths in this field and the outlook for operations in this field.

Making the Most of a Seamless Array of Services and Advanced Risk Assessment Systems

Kazuo Kojima,

Corporate Senior Vice President,

Real Estate Finance Headquarters

Q:	Could you describe the special characteristics and strengths of ORIX’s real estate finance operations?

A:	One of ORIX’s strengths in the real estate finance field is that we can provide a seamless array of services ranging from loans, securitization, and loan servicing.

In addition, because the ORIX Group has a nationwide sales and marketing network throughout Japan as well as a real estate company, it is in a better position than other financial institutions to gather various kinds of real estate-related information, including real estate industry information as well as fresh information from industry outsiders. Our ability to gather and appropriately analyze this information is a major strength that greatly facilitates our efforts to develop our real estate-related operations. Regarding development-related projects, for example, when we are considering the execution of a non-recourse loan, we have the strength of being able to autonomously make decisions based on our information and know-how regarding diverse development risks.

As for loan servicing operations, we have received high servicer ratings in three categories—master, primary, and special—for our CMBS operations. We have the experience as one of the top loan servicers in Japan with respect to non-performing loan recovery and other services.

Q:	Do you agree with those who are saying that the market environment is overheated?

A:	Overseas investors are bullish on the Japanese real estate market. They have a strong desire to invest, and they have a high level of needs for our services. ORIX expects conditions in the real estate market to remain firm but, as market conditions are constantly changing, we are moving ahead with measures to increase the sophistication of our risk management while vigilantly keeping an eye out for changes in financial markets.

Q:	Please tell us about ORIX’s strategies for the real estate-related finance operations going forward.

A:	There are still many sectors of the real estate finance market that we have not yet entered, and the market is expected to continue growing. We are planning to move forward with measures to upgrade our loan securitization capabilities, diversify our profit sources, strengthen our monitoring systems, and thereby augment our profitability and increase the sophistication of our risk management.

Regarding the loan securitization capabilities, we are working to further expand our securitization business, with an eye to the potential for also meeting overseas investors’ needs. With respect to profit source diversification, we hope to leverage our accumulated know-how as we increase our operations involving fund arrangement, re-securitization products, and the equity capital markets. As for the strengthening of our monitoring systems, we are bolstering our middle-office staff and undertaking thorough risk assessment processes at the time of loan issuance, including the careful examination of structural, land, and environmental engineering reports. After loan issuance, we are managing receipt-expense accounts for individual real estate properties, revising our assumed disposal prices, and taking additional steps to promote the geographic and usage-type diversification of our entire portfolio as well as further increasing the precision of our schedule monitoring and management systems. By further increasing our specialized skills for various processes, including risk management, we intend to position ourselves to address good risks even more proactively than before.

Wielding Sophisticated Specialist Capabilities to Develop Diversified Operations

Tetsuo Matsumoto,

Group Senior Vice President,

Executive Officer,

ORIX Real Estate Corporation,

Corporate Senior Vice President,

International Real Estate Business Headquarters

as of June 22, 2007

Q:	Please explain ORIX’s efforts to develop its real estate operations and describe the special characteristics of those operations.

A:	After starting out with a corporate dormitory business, we moved ahead to condominium development operations using former dormitory sites. Subsequently, we continued gradually pushing the boundaries of our real estate operations outward by moving into such fields as hotel operations and office building development and leasing. From the latter half of the 1990s, we anticipated the creation of REITs, CMBS, and other components of real estate securitization markets and began taking measures to participate in that market. As the securitization business was being pioneered in the United States, ORIX quickly absorbed the related business models and began using them to undertake real estate transactions in Japan.

At the very beginning, ORIX did not necessarily have the most advanced specialist capabilities related to real estate business. Building on our solid base of financial business skills, however, we expanded the scope of our real estate operations by leveraging the dynamism of our corporate culture, which promotes the seeking out of challenging new business opportunities and the use of teamwork to realize the potential of those opportunities. While expanding our real estate operations, we have progressively accumulated a considerable amount of know-how and experience, and the level of our specialist capabilities for real estate has already reached a very high level.

Q:	What are the strengths of ORIX’s real estate operations?

A:	Responding to changes in the markets, ORIX has not restricted itself to business involving condominiums and office buildings but has diversified its operations, which now encompass hotels, golf courses, training facilities, and numerous other real estate sectors. By making good use of its financial business skills, the ORIX Group has been able to undertake businesses funded with debt, equity, and combinations of the two. Within Japan, we have another important strength in the form of our nationwide domestic sales and marketing network, which gathers a diverse range of information.

Q:	What do you think about the real estate market environment?

A:	I believe that Japan’s real estate market bottomed out about two years ago. Regarding the assets procured during several years up to that time, we have been in a supportive environment for earning profits comparable to other players in the market. With the inflow of funds from around the world, however, companies in the industry have generally become eager to procure additional properties; so, the success of investments made amid current conditions requires such skills as those for carefully selecting projects and efficiently managing assets.

Q:	Could you tell us about your plans for proceeding with the development of your real estate operations going forward?

A:	To respond to market changes, we believe it is important to increase the diversity of our portfolio and consciously strive to reduce risks through such measures as those to handle both the rental and sale of condominiums.

        To maintain sustained growth amid a changing operating environment, we must constantly create new businesses. In response to the globalization of the real estate investment field, we intend to proactively address opportunities to make new investment and development projects in such promising growth markets as those of Asian countries. As we watch each country’s business systems, infrastructure development condition, money flows, and increasingly global product distribution, we are hoping to be able to achieve some non-incremental business development leaps into promising new fields quite different from the domestic markets we have been focusing on for so many years.

On June 22, 2007, ORIX created the International Real Estate Business Headquarters. The new headquarters has brought together staff with considerable accumulated expertise and know-how that will enable the dynamic development of real estate-related operations overseas.

 Expanding Investment Banking-Related Operations

Both in Japan and overseas, ORIX is undertaking the full-scale development of such investment banking-related operations as those involving principal investments and M&A advisory. In this article, we will ask the principal ORIX executives responsible for these operations—Masayuki Okamoto of the Investment Banking Headquarters; Makoto Inoue of the Alternative Investment & Development Headquarters; and James H. Zukin, Chairman of Asia at Houlihan Lokey Howard & Zukin, Inc. (Houlihan Lokey)—about ORIX’s current investment banking-related strengths and plans for additionally developing investment banking-related operations.

Building Relationships with SMEs and Expansion of Investment Banking-Related Operations in Japan

Masayuki Okamoto,

Executive Officer,

Investment Banking Headquarters

Q:	Could you give us a brief overview of the Investment Banking Headquarters?

A:	In 1999, ORIX established the headquarters to consolidate the investment banking-related operations it was already engaged in at that time. ORIX has built strong relationships with small and medium-sized enterprise (SME) customers for over the past 43 years of operations centered primarily on debt financing. On the other hand, we have also been making use of the M&A know-how accumulated in the course of strategic investment operations to effectively respond to current trends in corporate rehabilitation, thereby expanding our investment business since 2000. The Investment Banking Headquarters is developing its business in such fields as principal investments, M&A advisory services, and financial advisory services, including those related to product development.

Q:	Please describe ORIX’s investment banking-related strengths and investment style.

A:	Our core strengths are our extensive nationwide sales and marketing network and our independence as a company when undertaking investment banking. Many of the companies we invested in the year under review were previously ORIX customers for finance-related services, and we have maintained close relationships with them. Because of these relationships, we are in a good position to gain a good understanding of investees’ operations, arrange mutual synergies, and make explanations to investees’ employees. In these ways, I believe we can be more proactive than investment funds or foreign-based investment banks. On the other hand, we make investment decisions only after meticulously executing due diligence processes, and we are invariably hands-on investors who work together with investee companies to increase their corporate value.

Q:	What are your investment goals?

A:	While our investment period and investment return targets vary depending on the characteristics of individual investment targets, we are basically aiming to make investments for periods of three to five years and generating an internal rate of return of 20% or higher.

Q:	Could you explain the personnel structure of the Investment Banking Headquarters?

A:	The headquarters has a diverse staff, including people who previously worked in marketing units and financial institutions and those who have previously worked as CPAs, lawyers, and business consultants. These employees mutually share their varied expertise, aiming to realize “knowledge sharing” that helps lead us to our next project.

Q:	What is the direction of ORIX’s investment banking-related operations going forward?

A:	M&A has finally become recognized as a potential part of each Japanese company’s business strategy, and ORIX’s business opportunities are also being increased by globalization, industrial restructuring, corporate successions, and other factors. Amid this changing environment, in addition to ORIX’s network, we can make good use of ORIX’s independent company position to obtain a great deal of information from such sources as banks, securities companies, and foreign-based investment banks. In an expanding market, we plan to effectively leverage ORIX’s special capabilities and unique positioning to act as an advisor for all kinds of companies—from large companies to SMEs—as we prudently but proactively expand our operations.

Leveraging a Network Covering 21 Countries in Asia, Oceania, and Europe Together with Exclusive Know-How

Makoto Inoue,

Corporate Senior Vice President,

Alternative Investment & Development Headquarters

Q:	What kind of a unit is the Alternative Investment & Development Headquarters?

A:	The headquarters encompasses four groups—the Ship & Marine Projects Group, Aircraft Group, Corporate Finance Group, and Business Development Group. The Ship & Marine Projects Group handles business ranging from ship financing to ship investments and operation, and it has recently expanded into such fields as fee business related to new ship orders. The Aircraft Group employs its aircraft investment and airframe management know-how to engage in advisory business aimed at bringing prospective aircraft lessees together with investors as well as such fee business as that involving administration of fund deposits and withdrawals. The Corporate Finance Group is engaged in cross-border debt finance, but currently it is shifting to principal investments in overseas companies aiming to make IPOs. The recently established Business Development Group is seeking to invest in overseas transportation infrastructure projects and real estate-related projects.

Q:	Could tell us about your strategy for expanding operations in Asia and present some specific investment examples?

A:	Investors are facing intense competition as they seek promising opportunities in Asia. With our bases in Singapore, Hong Kong, and Tokyo as well as our network of business partners created in the course of our operations in leasing and other fields, we are well positioned to gather timely information throughout Asia, expeditiously make investment decisions, and thereby strive to avoid competition and attain high profit levels. Representative projects include our 2002 investment in Korea Life Insurance Co., Ltd., designed to facilitate the rehabilitation of that company and the Business Development Group’s recently initiated real estate development projects in Vietnam.

Q:	How do you plan to expand your principal investment operations?

A:	Our fundamental approach in principal investment business is to act as investment consortium organizer and principal investor to put ourselves in a position to influence the management decisions of investment targets, then sell a portion of our stake to partners, with an eye to controlling the risk-return ratio. While we are focusing primarily on middle-range investments in the range of several hundred million U.S. dollars, our increasingly impressive record in this area is bringing us a growing number of offers of business collaboration. We are aiming to effectively wield flexible decision-making capabilities as well as outstanding investment analysis capabilities so that we can further expand our presence in Asian markets, which are expected to continue growing.

Expansion into the Asian Region as Part of Global Strategy

James H. Zukin

Chairman of Asia,

Houlihan Lokey Howard & Zukin

Q:	Please explain Houlihan Lokey’s expansion of Asian operations and plans for business development.

A:	The partnership with ORIX created the opportunity to implement a combined advising and investing strategy for the Houlihan Lokey expansion into Asia. We opened our Asian headquarters office in Hong Kong in June 2007. We believe the following will drive the growth of HL Asia: state-owned enterprise restructuring in China, requirement of our services due to new international accounting rules and international listings, booming cross-border middle-market M&A for Asia, key roles taken by companies in Asia in global industry consolidation, and dramatic growth in private equity in Asia. In Japan, we are introducing our financial advisory services and cross-border M&A in coordination with ORIX M&A Solutions Corporation. We will base these services on our successful models in Europe and the United States and will utilize advice and capital in an integrated plan that will leverage the powerful ORIX network in Asia.

ƒ Creating High-Quality Workplaces

One of the concrete programs ORIX is implementing as a means of strengthening its overall capabilities is a program aimed at “creating high-quality workplaces.” We asked Yukiyo Saito of the Human Resources Group, to explain the goals of the “creating high-quality workplaces” program as well as the Diversity Promotion Project launched in April 2007.

Creating High-Quality Workplaces to Promote Greater Personnel Diversity

Yukiyo Saito,

Deputy General Manager of the Human Resources Group

(In charge of diversity promotion)

Q:	What do you mean by “creating high-quality workplaces,” and how will creating such workplaces promote ORIX’s growth?

A:	For a financial services company like ORIX, people are truly the most important management resource. Our future corporate growth will depend on contributions from many individual workers, and we believe that high-quality workplaces that emphasize the value of employees’ work are a crucial means of encouraging each employee to make the most of their potential abilities. We hire various people with differing capability levels, and we want each of them to believe they are happy to be working at ORIX. The Company has diverse workers, and we are intent on providing every one with a pleasant work environment that supports their efforts to improve and make the most effective use of their capabilities. This is a crucial basis for ORIX’s dynamic growth.

Q:	You launched the Diversity Promotion Project in April 2007. Please tell us the specific goals of this project.

A:	We have launched a project aimed at creating flexibly responsive and innovative organizations that respond sensitively to changes resulting from evolving lifestyles, demographic graying, and other changes in ORIX’s operating environment as well as changes in the structure of ORIX’s operations. The project’s first focus is the women who comprise approximately 40% of the workforce of principal ORIX Group companies in Japan. While women are already active in every area of the Group’s operations, we want to help female employees continue working in ORIX over the long term by creating working environments that flexibly respond to women’s needs with respect to such major life events as childbirth, child raising, and the job transfer of husbands to distant workplaces. We expect our initiatives to increase the share of women among ORIX’s managers. While Japanese companies generally still have far to go in improving their treatment of female employees and creating pervasive corporate cultures that respect employee diversity, ORIX expects its initiatives in this respect will boost the coordination and productivity of all its employees.

Q:	What are the strengths of ORIX’s human resource strategy?

A:	Our biggest strengths are flexibility and speed. We welcome all qualified employment candidates—whether they be newly graduated from school, midway through their careers, advanced in age, non-Japanese, or women, for example. We periodically redesign our personnel systems to reduce emphasis on traditional methodologies and increase flexibility, and, once we determine new personnel policies, we implement them extremely quickly. Our current Diversity Promotion Project is also characterized by flexibility and speed—to the greatest possible extent, we have sought to eliminate outmoded conventions and promote awareness reforms so that we can employ a more diverse group of people that will inject additional sparks of vitality into ORIX’s venerable concept of dynamic team play.

■ About Segment Information

Since our establishment in 1964, we have used accounting principles generally accepted in the United States (U.S. GAAP). Since our listing on the New York Stock Exchange (NYSE) in September 1998, we have filed financial reports under U.S. GAAP with the United States Securities and Exchange Commission (SEC) and the NYSE.

Under U.S. GAAP, we are required to disclose information based upon the individual items for operating assets and revenues in our consolidated statements of income and consolidated balance sheets. In the notes to our consolidated financial statements, we are also required to disclose segment information.

Segment information is disclosed on the basis that is regularly used by management for evaluating the performance of business segments and deciding how to allocate resources to them and is based on the nature of the services provided by operations in Japan or by geographic area for overseas operations.

Operations in Japan are also classified into a number of segments by region for administrative purposes and by type of product or service handled. However, when the nature of the transactions, the types of customers, and the operating environment are similar, certain such items are included in one segment.

Concerning the Breakdown of Operating Assets and Revenues by Segment

■

Operating revenues such as “Direct Financing Leases,” “Operating Leases,” and “Interest on Loans and Investment Securities” are generated by operating assets in “Investment in Direct Financing Leases,” “Investment in Operating Leases,” “Installment Loans,” and “Investment in Securities” and are recorded according to the type of operating transaction.

■	“Life Insurance Premiums and Related Investment Income” is calculated based on all assets in the Life Insurance segment.

■	Revenues from “Real Estate Sales” are derived from assets held under the consolidated balance sheet item “Inventories” (which are not included under Operating Assets).

■	“Gains on Sales of Real Estate under Operating Leases” includes gains on sales of all leased real estate assets in “Investment in Operating Leases.”

■	Brokerage commissions and other fee income are not directly linked with Operating Assets.

■

Revenues from “Discontinued Operations” include disposal gains and business revenues related to subsidiaries, businesses, and leased real estate that have been disposed of (including scheduled dispositions) and that the Company does not have a continuing interest in subsequent to the dispositions.

■ Corporate Financial Services Segment	P22

■ Automobile Operations Segment	P26

■ Rental Operations Segment	P30

■ Real Estate-Related Finance Segment	P32

■ Real Estate Segment	P36

■ Life Insurance Segment	P40

■ Other Segment	P42

■ The Americas Segment	P44

■ Asia, Oceania and Europe Segment	P46

 Overview of Business Segments

■ Main Business Overview and Profit by Segment

Main Business Overview	Segment Profit

Operations in Japan	Three-Year Profit Overview (millions of yen)

Corporate Financial Services Segment Leases, loans, and fee businesses, including the sale of financial products

Automobile Operations Segment Automobile leasing and rentals

Rental Operations Segment Precision measuring equipment rentals and IT-related equipment rentals and leases

Real Estate-Related Finance Segment Real estate finance, housing loans, commercial real estate asset securitization, and loan servicing (asset recovery) operations

Real Estate Segment

Condominium development, office building and logistics facilities development and rental, hotel, golf course and training facilities operation, senior housing development and management, integrated facilities management and related services, and REIT asset management

Life Insurance Segment Life insurance sales via mail-order and agencies and related operations

Other Segment Securities brokerage, venture capital, card loans, principal investments, and other new operations

Overseas Operations

The Americas Segment Corporate finance, investment banking, real estate-related operations, and leases

Asia, Oceania and Europe Segment Leases, ship- and aircraft-related operations, corporate loans, and principal investments

Note: Segment profit is income before income taxes.

■ Segment Information

(Year Ended March 31, 2007)

	(Millions of Yen)
	Operations in Japan							Overseas Operations		Total
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate- Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Segment revenues	¥123,328	¥146,966	¥67,859	¥82,345	¥245,336	¥132,060	¥145,443	¥119,940	¥103,593	¥1,166,870
Interest revenue	47,709	—	7	64,342	1,596	—	40,110	40,316	8,464	202,544
Interest expense	16,650	3,531	897	11,643	6,440	106	6,129	18,867	16,557	80,820
Depreciation and amortization	21,240	43,141	34,930	1,833	10,928	28	5,073	378	35,363	152,914
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	5,415	(1,009)	(2,059)	1,641	284	(409)	8,147	1,143	645	13,798
Write-downs of long-lived assets	—	—	—	18	3,080	—	—	65	—	3,163
Decrease in policy liabilities	—	—	—	—	—	11,762	—	—	—	11,762
Equity in net income of and gains on sales of affiliates	(377)	22	22	762	273	1,615	7,776	(537)	18,813	28,369
Discontinued operations	642	—	—	3,640	5,135	—	3,280	2,620	2,605	17,922
Segment profits	56,873	28,224	10,869	44,682	51,236	9,921	61,745	31,315	37,763	332,628
Segment assets	1,846,552	510,805	121,621	1,517,927	901,237	511,051	788,446	487,900	625,036	7,310,575
Long-lived assets	13,718	174,044	74,145	12,998	602,629	—	38,029	25,743	154,987	1,096,293
Expenditures for long-lived assets	2,339	90,679	44,026	6,943	158,422	—	7,738	21,050	68,608	399,805
Investment in affiliates	2,307	88	119	545	72,783	9,171	138,402	5,871	125,297	354,583

■ % of Segment Profits in Fiscal 2007

‚ Breakdown of Operating Assets and Revenues by Segment (Fiscal 2007)

Segment Assets (Billions of yen)

Segment	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate- Related Finance	Real Estate	Life Insurance	Other	Total	The Americas	Asia, Oceania and Europe	Total	Segment Total
Investment in Direct Financing Leases	577	323	35	—	20	10	3	968	73	218	291	1,259
	46%	25%	3%	—	2%	1%	0%	77%	6%	17%	23%	100%
Investment in Operating Leases	17	187	85	5	395	—	3	692	22	149	171	863
	2%	22%	10%	0%	46%	—	0%	80%	3%	17%	20%	100%
Installment Loans	1,206	—	—	1,313	25	152	447	3,143	269	79	348	3,491
	34%	—	—	38%	1%	4%	13%	90%	8%	2%	10%	100%
Investment in Securities	33	1	1	191	4	340	159	729	114	17	131	860
	4%	0%	0%	22%	0%	40%	19%	85%	13%	2%	15%	100%
Other Operating Assets	2	—	—	8	102	—	35	147	—	5	5	152
	2%	—	—	5%	67%	—	23%	97%	—	3%	3%	100%
Investment in Affiliates	2	—	—	1	73	9	138	223	6	125	131	354
	1%	—	—	0%	21%	2%	39%	63%	2%	35%	37%	100%
Inventories and Advances for Investment in Operating Leases	10 3%	— —	1 0%	— —	282 85%	— —	3 1%	296 89%	4 1%	32 10%	36 11%	332 100%

Segment Revenues (Billions of yen)

Segment	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate- Related Finance	Real Estate	Life Insurance	Other	Total	The Americas	Asia, Oceania and Europe	Total	Segment Total
Direct Financing Leases	36	24	1	—	2	—	1	64	9	19	28	92
	39%	26%	1%	—	2%	—	1%	69%	10%	21%	31%	100%
Operating Leases	23	73	63	—	34	—	—	193	1	61	62	255
	9%	29%	25%	—	13%	—	—	76%	0%	24%	24%	100%
Interest on Loans and Investment Securities	48	—	—	64	2	—	40	154	40	7	47	201
	24%	—	—	32%	1%	—	20%	77%	20%	3%	23%	100%
Brokerage Commissions and	5	—	-1	4	—	—	53	61	10	1	11	72
Net Gains on Investment Securities	7%	—	-1%	5%	—	—	74%	85%	14%	1%	15%	100%
Life Insurance Premiums and	—	—	—	—	—	132	—	132	—	—	—	132
Related Investment Income	—	—	—	—	—	100%	—	100%	—	—	—	100%
Real Estate Sales	—	—	—	2	85	—	—	87	—	—	—	87
	—	—	—	2%	98%	—	—	100%	—	—	—	100%
Gains on Sales of Real Estate	—	—	—	—	23	—	—	23	—	—	—	23
under Operating Leases	—	—	—	—	100%	—	—	100%	—	—	—	100%
Other Operating Revenues	10	50	5	8	92	—	48	213	56	10	66	279
	3%	18%	2%	3%	33%	—	17%	76%	20%	4%	24%	100%
Discontinued Operations	1	—	—	4	7	—	3	15	4	6	10	25
	4%	—	—	16%	28%	—	12%	60%	16%	24%	40%	100%

Notes:

1.	Figures in the table above may vary from figures reported in the consolidated statements of income and the consolidated balance sheets because items considered as corporate assets and revenues are not included.

2.	The figures in the above table are in billions and may not add up to the totals in the consolidated financial statements due to rounding.

ƒ Performance and Strategies of Business Segments

Business Segments in Japan

Corporate Financial Services Segment

Actions for Growth Solidify regional sales platform Expand financial services and products

Front row: Kenji Kajiwara: Deputy President, Osaka Group Representative, Domestic Sales Headquarters/Osaka Head Office

Back row from left: Yoshiyuki Yoshizumi: Corporate Senior Vice President, Tokyo Sales Headquarters; Hideaki Morita: Corporate Senior Vice President, Kinki (Osaka) Sales Headquarters, Administration Center; Katsutoshi Kadowaki: Executive Officer, Tokyo Sales Headquarters, President, ORIX Eco Services Corporation; Masahiro Matono: Corporate Executive Vice President, Regional Business Department, President, ORIX Callcenter Corporation; Yuichi Kawamura: Executive Officer, District Sales Headquarters, Chairman, ORIX Kitakanto Corporation; Yoshiyuki Yamaya: Executive Officer, OQL Headquarters, Asset Administration Department, President, ORIX Credit Corporation

Principal Group Companies

ORIX Corporation,

ORIX Alpha Corporation,

Momiji Lease Corporation,

NS Lease Co., Ltd.*,

ORIX Kitakanto Corporation,

ORIX Tokushima Corporation

*	In July 2007, Nittetsu Lease Co., Ltd., changed its name to NS Lease Co., Ltd.

Number of Employees

1,726

Segment Performance (Millions of yen)

	‘03	‘04	‘05	‘06	‘07
Segment Revenues	¥86,105	¥82,603	¥90,795	¥97,683	¥123,328
% of Total Revenues	11.59%	10.49%	9.49%	10.05%	10.57%
Segment Profits*	¥27,560	¥27,150	¥43,848	¥48,661	¥56,873
% of Total Profits	52.70%	23.18%	24.62%	18.10%	17.10%
Segment Assets	¥1,525,968	¥1,416,117	¥1,506,311	¥1,616,574	¥1,846,552
% of Total Assets	28.40%	27.71%	27.43%	25.58%	25.26%

*	Segment profits refer to income before income taxes.

Overview

The operations of the Corporate Financial Services segment, the core of our entire business, trace their origins back to when we were established as a specialist leasing company in 1964. The sales and marketing network of this segment extends throughout 97 locations in Japan to service a customer base consisting primarily of SMEs. We provide direct financing leases for various equipments, in addition to corporate loans, and engage in the provision of life and casualty insurance, investment products, as well as integrated facilities management services. Our sales representatives begin with the introduction of a lease or loan, after which we work to determine the needs of our customers. This allows us to provide various other products and services based upon particular customers’ operational or practical needs.

Performance in Fiscal 2007

Segment revenues were up 26% year on year to ¥123.3 billion ($1,045 million), due primarily to the expansion of loans to corporate customers.

Although “selling, general and administrative expenses” increased as a result of up-front costs associated with an increase in the number of employees as a result of an effort to expand our sales and marketing base, segment profits increased 17% to ¥56.9 billion ($482 million), compared to ¥48.7 billion in the previous fiscal year due to the increase in segment revenues.

Segment assets increased 14% on March 31, 2006 to ¥1,846.6 billion ($15,642 million), due to an increase in loans to corporate customers.

Operating Environment and Business Strategies

The Japanese economy is expected to show a continuing moderate recovery trend. Supported by this favorable business environment, SMEs, which are the principal customer group of the Corporate Finance Services business segment, are continuing to experience strong demand for funds as they make capital and other investments. In addition, along with the ending of the Bank of Japan’s zero interest rate policy, interest rates are expected to rise gradually. While higher interest rates will expand the range of profit-making opportunities, other financial institutions, including the major banks, are expected to lend aggressively, thus leading to more intense competition.

In this environment, we are continuing to pursue marketing activities emphasizing profitability by increasing the number of frontline personnel and expanding our marketing network. We are also working to create cooperative relationships with regional financial institutions to build on our areas of professional strength. For example, in the field of loan guarantees, we are broadening our services to include guarantees of unsecured loans, guarantees of loans to environmentally conscious companies and guarantees of loans secured with movable property, such as trucks and other vehicles. As of March 31, 2007 we had tie-up arrangements with 103 regional financial institutions.

Going forward, we will strengthen our relationships with customers and, while continuing to provide leases, loans, and other debt financing, will offer services that accurately meet emerging needs. These include providing M&A advisory services and assistance in providing solutions for business succession, while continuing to work jointly with our specialized departments.

Corporate Financial Services Segment Strengths:

Supporting SME Customers’ Efforts to Augment Competitiveness

One of the core strengths of the Corporate Financial Services segment is ORIX’s nationwide sales and marketing network in Japan, which provides the base for maintaining a good grasp of customer needs and using that information to continually make new business proposals and otherwise undertake marketing operations closely linked with individual regions. Since its founding in 1964, ORIX has striven to help its SME customers strengthen their competitiveness by speedily providing them with services meticulously tailored to their needs—this fundamental approach remains unchanged. After building a large customer base in connection with conventional leasing and loans, we seek to expand the scope of the services we provide by proposing such services as those that support business succession or MBO projects.

•	Collaboration between ORIX’s Sales and Marketing Network and Regional Financial Institutions

As of March 31, 2007, ORIX’s nationwide sales and marketing network included 97 bases, each of which has for some time supplemented their customer-related efforts with initiatives to capitalize on diverse business opportunities involving collaboration with such partners as regional financial institutions and local tax and financial accountants. For example, the Company has created alliances with 103 regional financial institutions throughout Japan as of March 31, 2007, primarily centered on loan guarantee services. In addition to guaranteeing unsecured loans provided by regional financial institutions, ORIX has begun providing those institutions with such services as special guarantees for unsecured loans to environmentally-friendly companies and guarantees for collateralized loans backed by trucks and other movables.

■  Corporate Financial Services Segment Operating Environment

The Japanese economy is steadily recovering, and corporate capital investment has increased during the four consecutive fiscal years from March 2004.

Source: Ministry of Finance,

             Corporate Enterprise Statistics Quarterly Survey

Note: Figures represent total figures for each fiscal year ending in March.

■  ORIX’s Nationwide Sales and Marketing Network and Collaborating Financial Institutions

Sales and marketing bases     97 total

Collaborating financial institutions     103 total

• Providing Solutions Comprising

Diverse Products and Services

ORIX’s Corporate Financial Services segment functions as a general customer relations segment that endeavors to maximize the benefits of synergistic interactions within ORIX. To overcome the challenges faced by customers, the segment consults with other segments as well as such special function units as the legal, accounting, and risk management departments to create optimal solutions tailored to each individual customer’s requirements.

For example, ORIX has begun proposing solutions involving asset-backed loans (ABLs) backed by such assets as movables and receivables. Such ABLs enable customers to obtain financing secured by inventories and receivables and other assets besides real estate and other fixed assets. Japan’s October 2005 creation of a movables transfer registration system has created a solid legal foundation for these operations, which we expect to become increasingly widespread.

Through their experience with such transactions, the sales and marketing representatives of the Corporate Financial Services segment have accumulated specialized expertise that can be used to overcome challenges faced by customers. In the course of such transactions, ORIX analyzes balance sheets and other financial reporting data from customers and then offers solution proposals that emphasize customers’ unique situations to bolster their competitiveness.

■   Movables Asset-Backed Loans (ABLs): System and Example of Collateral

■   Corporate Financial Services Units as Comprehensive Outlets for Group Products and Services

■   Examples of Proposals from Sales Marketing Staff

Business Segments in Japan

Automobile Operations Segment

Actions for Growth Develop a wide range of automobile-related businesses, centered around leasing Improved service to meet the needs of customers

Eiji Mitani: Group Senior Vice President, President, ORIX Auto Corporation

Principal Group Companies

ORIX Auto Corporation

Number of Employees

1,901

Segment Performance (Millions of yen)

	’03	’04	’05	’06	’07
Segment Revenues	¥89,856	¥97,995	¥117,871	¥130,775	¥146,966
% of Total Revenues	12.09%	12.44%	12.31%	13.45%	12.59%
Segment Profits*	¥17,775	¥17,921	¥21,088	¥26,661	¥28,224
% of Total Profits	33.99%	15.30%	11.84%	9.92%	8.49%
Segment Assets	¥385,385	¥418,412	¥451,715	¥509,149	¥510,805
% of Total Assets	7.17%	8.19%	8.22%	8.06%	6.99%

*	Segment profits refer to income before income taxes.

Overview

The Automobile Operations segment consists of the automobile leasing and car rental operations. ORIX first launched its automobile leasing service for corporations in 1973. Today, this business offers a full range of vehicle management outsourcing services to meet customer needs from passenger cars to highly specialized trucks.

Our car rental operation began in 1985, and today rents vehicles under the ORIX Rent-A-Car, JAPAREN, and X-Rent-A-Car brands. With approximately 850 rental outlets across Japan, we offer a wide range of rental vehicles from passenger cars to trucks for both corporate and individual customers.

Performance in Fiscal 2007

Segment revenues increased 12% year on year to ¥147.0 billion ($1,245 million), due to the increase in revenues from operating leases and maintenance services in automobile leasing operations.

Although “selling, general and administrative expenses” increased as a result of an increase in the number of employees in an effort to develop our customer base and focus on expanding the automobile-related business to individuals, segment profits increased 6% to ¥28.2 billion ($239 million), in line with the increase in segment revenues compared to ¥26.7 billion in the previous fiscal year.

Although there was an expansion of the automobile leasing operations that also include operating leases, segment assets were flat on March 31, 2006 at ¥510.8 billion ($4,327 million), due to asset securitization.

Operating Environment and Business Strategies

In January 2005, seven automobile-related leasing and car rental companies were integrated into ORIX Auto with the aim of expanding our product and service offerings and to achieve greater economies of scale.

With approximately 559,000 vehicles under lease as of March 31, 2007, ORIX enjoys a substantial lead over the nearest competitor in the industry.

Recently, as a result of mergers and other business combinations among large leasing companies, competition has grown more intense, but ORIX has diversified its operations beyond automobile leasing into other related areas, including car rentals, car sharing arrangements, and used car sales. Drawing on the synergies among these businesses, the segment is able to differentiate its offering by enhancing the quality of its services based on an understanding of customer needs.

We are taking full advantage of the marketing capabilities of ORIX’s Corporate Financial Services segment, and also marketing through about 1,200 third-party sales agents, including gas stations, service shops, affiliated lease companies and insurance sales agents to expand our automobile leasing operations for corporate clients. Moreover, ORIX is stepping up its marketing to companies in the distribution and logistics field, including leading distribution and transport companies. Drawing on its experience as the No. 1 truck leasing company, the segment not only offers vehicle management services but is also looking to develop driver management services.

ORIX offers maintenance services to corporate clients, and this segment is continuing to strengthen its support services that are provided through a nationwide network of about 13,000 affiliated service stations. In addition, the segment provides further customer support through its advanced infrastructure that includes vehicle management and other systems. Other high-quality, high-value-added services for corporations include support services for preparation of environmental management reports submitted to the government, as well as telematic services that promote eco-friendly driving and facilitate corporate labor management processes through the acquisition and application of GPS system data.

The number of vehicles under the management of our car rental operations was approximately 47,000 as of March 31, 2007, placing us second in the industry. We offer our corporate and retail customers a full line of vehicles from all manufacturers, from passenger cars to trucks and specialty vehicles. In addition, we offer customers that have automobile leases with us packages, products and services combining rentals of our vehicles. Also, the segment began to offer relatively new and good-condition automobiles, formerly used as rental cars as “ORIX Certified Used Cars” in 2006.

Automobile Operations Segment Strengths:

Meeting Customers’ Automobile-Related Needs

ORIX’s Automobile Operations segment annually purchases approximately 100,000 new motor vehicles and can thereby make good use of merits of scale, as it expands operations centered on both automobile leasing and rent-a-car business. In the automobile leasing business, the Company emphasizes efforts to meet the needs of corporate customers by proposing maintenance leases as a means of procuring business-purpose vehicles and then providing diverse value-added automobile-related services. In the rent-a-car business, we are endeavoring to use a nationwide network of approximately 850 directly managed and franchised outlets to provide an increasingly broad range of services for corporate and individual customers. Recently, we have increased emphasis on expanding business with individual customers through such measures as the development of automobile lease products for individuals and the marketing to individuals of high-quality vehicles, formerly used in our rent-a-car operations.

●   Creating a Strong Infrastructure for Maintenance Leasing

Currently, corporate customers’ vehicle leasing needs are shifting away from direct financing leases that serve largely as a fund procurement method and toward maintenance leases that serve as a means of outsourcing vehicle-related matters to leasing companies, which handle such troublesome processes as statutory vehicle inspections, periodic inspections, and maintenance work. Maintenance leases have become the primary vehicle leasing genre.

To ensure capabilities for providing maintenance services that satisfy customers, ORIX has established 11 service centers with 180 staff as well as a network of 13,000 allied maintenance and repair stations throughout Japan. All these facilities are operated in accordance with ORIX’s unique operating manual, and we will continue to focus on consistently providing a high level of service.

■ Number of Leased Automobiles in Japan and ORIX Market Share

	(Thousands of automobiles)
	’01	’02	’03	’04	’05	’06	’07
Leased automobiles in Japan	2,396	2,529	2,672	2,706	2,886	—	—
Automobiles under management by ORIX	285	390	423	470	497	529	559
ORIX market share	11.9%	15.4%	15.8%	17.4%	17.2%	—	—

Source: Japan Automotive Lease Association, Automobile Leasing Statistics (Fiscal 2006 Edition)

■ Number of Rental Automobiles in Japan and ORIX Market Share

	(Thousands of automobiles)
	’01	’02	’03	’04	’05	’06	’07
Rental automobiles in Japan	298	312	315	323	330	—	—
Rental automobiles under management by ORIX	21	30	30	43	43	46	47
ORIX market share	7.0%	9.6%	9.5%	13.3%	13.0%	—	—

Source: Ministry of Land, Infrastructure and Transport

■ Maintenance Support System

●   Increasing the Diversity and Sophistication of the Service Menu

In view of customers’ various vehicle-related management challenges and needs, the Automobile Operations segment has worked to increase the diversity and sophistication of its service menu. In addition to offering customers cost benefits achieved due to the consolidated procurement of vehicles and consumables and Internet-based vehicle administration systems that enable a unified template of administration-related information, ORIX has recently begun offering such additional services as operational consulting services as well as assistance with motor vehicle-related corporate social responsibility (CSR) programs that utilize telematics services*.

*	The term “telematics” was coined from the words “telecommunication” and “informatics”.ORIX is using telematics to enable next-generation information provision services.

■ Increasing the Diversity and Sophistication of the Service Menu

Customers’ Management Tasks and Needs	Main Services of ORIX’s Automobile Operations Segment

Reducing automobile-related costs

● Cost benefits achieved through large-scale vehicle procurement disposal programs ● Cost benefits achieved through creation of private-brand consumables and consolidated consumable procurement

Reducing automobile-related management work

● Vehicle maintenance services ● Accident response support

Increasing efficiency through automobile-related information management

● Internet-based vehicle management system ● Fueling information management ● ETC usage information management

Consulting on automobile-related management work

● Support for environmental management reports ● Analysis of fuel cost information and accident information

CSR activity record

● Support for human-vehicle management programs focused on such topics as ecodriving, safety driving, and legally compliant driving (ORIX Telematics Service)

●   Promoting Growth in Business with Individual Customers

Viewing the car leasing business for individuals and rent-a-car business as strategic growth businesses, the Automobile Operations segment is continually developing additional products and services that allow individual customers to better enjoy the use of their vehicles. For example, to enable customers to pay for only the amount of new-car usage that they desire, ORIX has launched a special leasing course that allows customers to return cars after the passage of only two years of a five-year lease contract. Other new service businesses ORIX is promoting include the marketing of well-maintained used cars that were previously rental cars and the car-sharing business that allows numerous people to share the use of single vehicles. Plans call for sustained promotion campaigns to further increase product recognition levels among potential customers.

■ Example of Business with Non-Corporate Customers

■ Examples of Service (ORIX Telematics Service)

Accumulation and Compilation of Various Data

Mileage driven, fuel consumption, vehicle location, idling time, acceleration, deceleration, long-time-period operation, speeds exceeding preset limits, etc.

Support for Environmental Measures	Support for Compliance Operations	Support for Safe Driving Systems	Support for Vehicle Ownership/Usage Optimization

● Ecodriving education ● Support for selection of vehicles with superior fuel economy ● Support for creation of environmental reports	● Automated preparation of driving log ● Support for personnel management processes ● Monitoring of abandoned vehicles and parking locations	● Driver-specific safe driving programs ● Accident sensing and notifications	● Effective vehicle usage based on a vehicle reservation system ● Proposals on optimal vehicle numbers ● Support for dispatching administration

Business Segments in Japan

Rental Operations Segment

Actions for Growth Expand product offerings in such new business fields as environmental research and medical care-related operations Expand overseas operations

Tamio Umaki: Group Senior Vice President, President, ORIX Rentec Corporation

Principal Group Company

ORIX Rentec Corporation

Number of Employees

933

Segment Performance (Millions of yen)

	’03	’04	’05	’06	’07
Segment Revenues	¥68,162	¥73,235	¥68,447	¥67,066	¥67,859
% of Total Revenues	9.17%	9.30%	7.15%	6.90%	5.82%
Segment Profits*	¥3,225	¥8,058	¥9,384	¥9,911	¥10,869
% of Total Profits	6.17%	6.88%	5.27%	3.69%	3.27%
Segment Assets	¥126,466	¥119,388	¥118,427	¥123,532	¥121,621
% of Total Assets	2.35%	2.34%	2.16%	1.95%	1.66%

*	Segment profits refer to income before income taxes.

Overview

We entered the precision measuring equipment rental market in 1976. Today our principal operations in this market include the rental of computers and precision measuring equipment, as well as the provision of technical support, calibration, asset administration services and a variety of other services related to rental equipment use. Maintaining a base of approximately 600,000 units of 30,000 different types of equipment, our automated warehouses provide customers with a rapid response to orders.

We are offering quick deliveries, calibration, and other services to respond to customers’ management needs, and have built a strong position in the market for measuring equipment rental.

Performance in Fiscal 2007

Segment revenues were up 1% year on year to ¥67.9 billion ($575 million).

Segment profits increased 10% to ¥10.9 billion ($92 million), compared to ¥9.9 billion in the previous fiscal year, due to the recording of gains on reversals of the provision for doubtful receivables and probable loan losses for investment in aircraft leases, despite the recognition of losses on the sale of investment securities.

Segment assets were down 2% on March 31, 2006 to ¥121.6 billion ($1,030 million), due to a decrease in investment in direct financing leases despite an increase in investment in operating leases.

Operating Environment and Business Strategies

ORIX Rentec is the principal company conducting the business operations of this segment. In 1992, ORIX Rentec obtained ISO 9002 certification for the quality of its systems, becoming the first company in Japan’s rental industry with such certification. In December 2000, this company also obtained ISO 14001 certification for its environmental management systems and in February 2007, added ISO 27001 certification for information security management. ORIX Rentec strives to maintain and improve customer satisfaction with services in its rental and calibration operations.

Along with the recovery in the Japanese economy and increase in private capital investment recently, the industrial electronics equipment market and the overall market are recovering. In the information and telecommunications market, vitality is returning to Japan’s IT market and customer needs are growing along with requirements for improved information security.

The Rental Operations segment is working to boost utilization rates through careful selection of equipment types in light of customer trends in capital investment, and by promoting rental and related services.

Leveraging our cumulative know-how in logistics and calibration, we are working to further expand business beyond rental operations to management services encompassing procurement, operation and disposal of IT-related equipment, as well as information security management.

Regarding new business fields, ORIX Rentec is expanding the range of its operating lease products in such areas as environmental analysis, medical care, and semiconductor manufacturing equipment.

Overseas, demand for precision measuring equipment rentals is growing as corporations expand R&D and production centers globally. To capture this demand, we are expanding overseas operations in this segment. Commencing operations in Singapore in 1995, we then advanced into Korea in 2001 and China in 2004.

Business Segments in Japan

Real Estate-Related Finance Segment

Actions for Growth

Pursue a further increase in specialized capabilities related to the creation and marketing of real estate-backed financial products

Differentiate through providing a wide range of solutions including investment and loans, securitization, and loan servicing

From left, Kazuo Kojima: Corporate Senior Vice President, Real Estate Finance Headquarters, Mitsuo Nishiumi: Group Executive, President, ORIX Asset Management & Loan Services Corporation

Principal Group Companies

ORIX Corporation,

ORIX Trust and Banking Corporation,

ORIX Asset Management & Loan Services Corporation

Number of Employees

775

Segment Performance (Millions of yen)

	’03	’04	’05	’06	’07
Segment Revenues	¥40,764	¥37,569	¥77,389	¥69,472	¥82,345
% of Total Revenues	5.49%	4.77%	8.09%	7.15%	7.06%
Segment Profits*	¥13,413	¥10,547	¥13,856	¥33,384	¥44,682
% of Total Profits	25.65%	9.00%	7.78%	12.42%	13.43%
Segment Assets	¥830,534	¥831,179	¥956,047	¥1,223,063	¥1,517,927
% of Total Assets	15.46%	16.27%	17.41%	19.36%	20.76%

*	Segment profits refer to income before income taxes

Overview

This segment provides real estate finance to corporations, a business that has its origins in the real estate-collateralized loan business we began in 1971, also provides real estate-related finance, including housing loans to individuals, a business we launched in 1980; non-recourse loans, started in 1999; and loan servicing businesses to invest in non-performing loans, started in 1999. Moreover, we have started to securitize non-recourse loans as commercial mortgage backed securities (CMBS) since 2000.

Performance in Fiscal 2007

Segment revenues increased 19% year on year to ¥82.3 billion ($697 million), due to an expansion of revenues associated with corporate loans, including non-recourse loans, contributions from the loan servicing operations, and “gains on sales of real estate under operating leases.”

Segment profits increased 34% to ¥44.7 billion ($378 million), compared to ¥33.4 billion in the previous fiscal year, due to the increase in segment revenues and a lower “provision for doubtful receivables and probable loan losses.”

Segment assets increased 24% on March 31, 2006 to ¥1,517.9 billion ($12,859 million), due mainly to the increase in corporate loans, including non-recourse loans.

Operating Environment and Business Strategies

In real estate finance for corporations, real estate funds in Japan and overseas are continuing to invest aggressively in properties and there is a strong demand for non-recourse loan financing from this source. On the other hand, real estate prices in portions of the central area of Tokyo are rising, and the capabilities for forecasting the profitability of real estate projects are essential for success. Amid this environment, this segment is working to secure profitability and differentiate its services by offering a wide range of solutions. Priority activities include strengthening capabilities for risk monitoring; investing in senior debt instruments, mezzanine financing, and equity; securitization of small loan obligations; and loan recoveries through servicer activities.

Competition is intensifying in the housing loan business due to the entry of banks into the loan sector for investment purpose real estate. We are shoring up our competitiveness by flexibly setting loan periods and interest rate levels, based upon careful consideration of interest rate movements as well as offering products that meet the diversified needs of our customers.

In the field of investing in and servicing non-performing loans, major banks are increasing their activities, leading to a reduction in the availability of such assets for purchase from major banks.

On the other hand, we are pursuing new profit opportunities by providing many types of solutions to financial institutions. In addition to major banks, we are expanding business with regional financial institutions by building on bonds of trust created through the syndication of business restructuring funds.

Real Estate-Related Finance Segment Strengths:

Seamlessly Providing Securitization-Related Services

ORIX’s Real Estate-Related Finance segment offers a seamless array of services ranging from loans and loan securitization to loan servicing. Moreover, having obtained high ratings for master, primary, and special servicing operations, the Company is among the top players in Japan with regard to its record of providing problematic loan collection and other servicer services.

● Promoting Growth in Business with Individual Customers

Since beginning to provide real estate-backed loans in 1971 as one of its many services for SMEs, ORIX has steadily enhanced its expertise regarding real estate-related laws, the evaluation of real estate properties, and the analysis of real estate investment cash flow.

Having acquired expertise from commercial mortgage backed securities (CMBS) initiated in the United States from 1997, ORIX pioneered the development of Japanese real estate finance and became a front-runner in related markets through such initiatives as those to begin providing non-recourse loans in 1999 and inaugurate the issuance of CMBS in 2000.

As domestic real estate transactions have become more active, the scale of Japan’s non-recourse loan market has grown rapidly. Reflecting this trend, the CMBS market has also expanded, with the total value of CMBS issuance in Japan reaching the ¥1,490 billion mark* in 2006. By expanding its real estate finance operations to include the provision of non-recourse loans, the arrangement of loan securitization, the recruitment of investors, and the performance of servicer operations (debt collection operations), ORIX has been creating a broad value chain and thereby widening the scope of its profit earning opportunities.

The aggregate value of ORIX’s CMBS issues reached approximately ¥261.5 billion as of March 31, 2007.

*	Source: Morgan Stanley

● Servicer Business

Aiming to make good use of previously accumulated debt recovery expertise and expand the scope of its operations, ORIX established a servicer company, ORIX Asset Management & Loan Services Corporation, in 1999. This company has obtained high ratings in the three different types of servicing operations—special servicing (collection of non-performing loans), primary servicing (collection of performing loans), and master servicing (the integrated management of primary servicing, special servicing, and other servicing operations).

• Non-Performing Loan Investment Operations

In step with moves by financial institutions to dispose of non-performing loans after the collapse of Japan’s bubble economy, ORIX has worked to expand its investment in non-performing loans and its special servicing operations. As of March 31, 2007, the cumulative value of non-performing loans purchased by ORIX (face value) was roughly ¥5,500 billion.

Amid improving conditions in Japan’s economy, the center of non-performing loan disposal has been shifting from mega-banks to regional financial institutions. Against this backdrop, ORIX has organized regional rehabilitation funds, begun offering business rehabilitation-related consulting services, and initiated other services designed to make good use of ORIX’s strengths to provide regional financial institutions with the expertise they require to overcome the challenges they are facing.

■ Real Estate Finance Operations Business Model

■ Servicer Ratings of ORIX Asset Management & Loan Services Corporation

	S&P				Fitch
	Commercial-Purpose Real Estate Loans		Housing Loans		Commercial-Purpose Real Estate-Backed Loans
	Rating	Outlook	Rating	Outlook	Rating
Master servicer	Above Average	Positive	—	—	1-
Primary servicer	Above Average	Positive	Above Average	Stable	2+
Special servicer	Strong	Stable	Above Average	Stable	—

Note: Fitch Ratings does not give outlook assessments.

Rating Standard	High													Low
S&P	Strong	Above Average					Average		Below Average					Weak
Fitch	1	1-	2+	2	2-	3+	3	3-	4+	4	4-	5+	5	5-

• Master Servicing Operations

ORIX Asset Management & Loan Services Corporation has an overwhelming share of Japan’s CMBS master servicing market.

The growth and maturing of this market has led to greater diversity and sophistication in investor needs and requirements for master servicers to develop strong analytical capabilities as well as the reporting systems needed to support such capabilities.

In the process of responding to market needs, ORIX has worked to strengthen related systems by pursuing additional specialized capabilities, while taking measures to reinforce its training programs and augment its operational manuals to maintain the smoothness of operations despite the growing size of related organizations. We plan to continue proactive measures to address additional challenges in this field and thereby increase the diversity of our profit sources.

■ CMBS Master Servicer Entrustment Share

■ ORIX Servicer’s CMBS Master Servicing Accumulated Entrustment Value

* Figures represent shares of Moody’s-rated CMBSs newly issued in 2006.

Business Segments in Japan

Real Estate Segment

Actions for Growth Business diversification and regional business development

From left: Hiroaki Nishina: Director, Deputy President, Real Estate Business Headquarters, President, ORIX Real Estate Corporation; Tetsuo Matsumoto: Corporate Senior Vice President, International Real Estate Business Headquarters (General Manager of International Real Estate Business Headquarters as of June 22, 2007)

Principal Group Companies

ORIX Real Estate Corporation,

ORIX Facilities Corporation

Number of Employees

2,240

Segment Performance (Millions of yen)

	’03	’04	’05	’06	’07
Segment Revenues	¥121,876	¥167,452	¥195,906	¥198,780	¥245,336
% of Total Revenues	16.40%	21.26%	20.47%	20.45%	21.03%
Segment Profits*	¥-33,282	¥13,799	¥23,959	¥28,650	¥51,236
% of Total Profits	-63.64%	11.78%	13.45%	10.66%	15.40%
Segment Assets	¥404,817	¥387,398	¥500,755	¥682,166	¥901,237
% of Total Assets	7.54%	7.58%	9.12%	10.80%	12.33%

*	Segment profits refer to income before income taxes.

*	Other Operating Revenues include mainly revenues from services related to comprehensive building administration; other services associated with buildings and facilities; and the operation of golf courses, hotels, and training facilities.

Overview

The Real Estate segment has its origins in corporate dormitory rentals, which we launched in 1986. We began developing residential condominiums in 1993. In addition to condominiums, the segment is now engaged in the development, marketing and leasing of office buildings and logistics facilities; operation of nursing care facilities; operation of hotels, training facilities and golf courses; integrated facilities management and related services; as well as asset management and administration on behalf of REITs.

Performance in Fiscal 2007

Segment revenues increased 23% year on year to ¥245.3 billion ($2,078 million) as more condominiums were sold to buyers during the fiscal year under review, compared to the previous fiscal year, and due to the increase in revenues associated with real estate rental activities, including office buildings, and management operations, including training facilities and golf courses, in addition to contributions from the gains on sales of real estate under operating leases.

Segment profits increased 79% to ¥51.2 billion ($434 million), compared to ¥28.7 billion in the previous fiscal year due to the increase in segment revenues in addition to the contribution from residential condominiums developed through certain joint ventures that were accounted for by the equity method.

The number of condominiums sold under “real estate sales” increased to 2,194 units, from 2,032 units in the previous fiscal year, while the number of condominiums sold that were developed through joint ventures increased to 818 units, up from 178 units in the previous fiscal year.

Mainly due to the expansion of operating assets, including investment in operating leases, segment assets on March 31, 2007, amounted to ¥901.2 billion ($7,634 million), up 32% on March 21, 2006.

Operating Environment and Business Strategies

Conditions in Japanese real estate markets were generally positive, with a trend of recovery seen in prices of land in the greater Tokyo metropolitan area as well as in the principal cities of other regions. In 2006, new condominium sales nationwide and in the greater Tokyo metropolitan area were both down from the previous year; however, during 2007, new condominium sales in the Tokyo metropolitan area are expected to recover.

Amid this environment, ORIX proceeded with residential condominium development operations in central Tokyo and Osaka as well as the suburbs of those two cities while carefully selecting land for new projects with due consideration to supply and demand factors.

In view of low office building vacancy rates in such large cities as Tokyo, Osaka, and Nagoya, Japanese real estate investment trusts (J-REITs) and other real estate investment funds have continued proactively expanding their operations. At the same time, they have broadened the scope of their investments to include office buildings, residential buildings, commercial facilities, and other kinds of properties. Against this backdrop, we are working to expand our office building development, sale, and rental activities into new locations and increase the diversity of investment targets, as reflected in our top-class ranking within the industry in terms of logistics facility development performance. We have also been selected to participate in the large-scale redevelopment plan for the Umeda-Kita Yard on the north side of the JR Osaka Station, and plans call for the redeveloped area to be opened to the public in 2011.

We are also proactively working to expand our business operating hotels, training facilities, and golf courses. We are taking steps to acquire additional hotels and complete the renovation of the hotels we have already acquired. We have begun developing the “CROSS HOTEL” high quality hotel brand, and during 2007 we are operating for the opening of a CROSS HOTEL in Sapporo and Osaka. We opened our fourth training facility—in Makuhari, Chiba—and have opened our fifth such facility—in Fuchu, Tokyo—in June 2007. The number of ORIX-owned golf courses had risen to 26 at the end of fiscal 2007, and we intend to continue proactive efforts to acquire additional courses. Operating senior housing as well as condominiums that meet the special needs of seniors, ORIX Living Corporation, or ORIX Living, is seeking to meet needs associated with Japanese society’s progressive graying by working to further improve the quality of services provided to guests and proceeding with the creation of additional facilities in conjunction with ORIX’s residential condominium developments. At the end of fiscal 2007, ORIX Living had opened three facilities—in Kobe, Osaka and Urayasu—and plans call for a number of additional facilities to be in operation by the end of fiscal 2008.

Real Estate Segment Strengths:

Multifaceted Business Development Responsive to Changing Markets

Utilizing know-how derived from experience in real estate-related finance to discern the profitability of real estate, ORIX entered the employee dormitory business in 1986. Subsequently, the Company has expanded its real estate business scope to encompass the development of residential condominiums; the development and leasing of such properties as office buildings and logistics centers; the management of hotels, golf courses, and training centers; and the development and management of senior housing. As a result, we have built a highly diverse portfolio of real estate assets.

Within this segment, we have chosen to present some concrete examples of operations in three fields—the development of residential condominiums; the development and leasing of office buildings and logistics centers; and real estate management operations.

•  Residential Condominium Development

ORIX launched its residential condominium development business in 1993, and has increased its sales of units under the Sanctus brand since 1997. We work to develop unique product plans while also cooperating with other real estate companies in undertaking cooperative projects that enable synergistic combinations of complimentary planning and marketing capabilities as well as the development of large-scale projects in central urban areas and elsewhere.

ORIX has steadily expanded the scale of its condominium development business, and ranks 10th in Japan in the number of new condominium sales volume during 2006.

THE TOKYO TOWERS project—a 1,981-unit project in Tokyo’s Chuo Ward—is scheduled for completion in January 2008, and plans call for development and marketing large-scale condominium projects to continue.

Active conditions in Japan’s real estate market have caused the intensification of land procurement competition, and increasingly harsh marketing competition is also projected. Amid this environment, ORIX will strive to choose locations attractive to prospective buyers and to continue marketing high-value-added properties by planning and creating condominium complexes featuring commercial and senior housing facilities.

•  Development and Rental of Office Buildings and Logistics Centers

Since the latter half of the 1990s, Japanese banks and companies have begun selling off corporate-owned real estate for the purposes of non-performing asset disposal and asset consolidation. During this time, ORIX began full-scale involvement in office building development and rental business. Investment needs have since broadened with the formation of real estate investment trusts (J-REITs), and ORIX is expanding business in this area.

Since 2002, ORIX has proactively invested in its logistics center development and rental business ahead of competitors. Having continued to make additional investments in logistics centers with superior general usability and convenience characteristics, as of March 31, 2007 the Company is investing in 23 such facilities. In the future, plans call for continuing to proactively invest in superior facilities while undertaking additional service businesses with logistics center-related customers—such as logistics center leasing and rental, automobile leasing, waste processing, and real estate administration—thereby further increasing the diversity of the high-value-added services we provide.

■ Real Estate Segment’s Principal Business and Year of Business Commencement

Development/Sales
Condominiums	1993

Development/Rental
Office buildings	1996
Commercial facilities	1996
Logistics facilities	2002

Asset Management
REIT asset management	2002

Management
Integrated facilities management	2001

Operation/Rehabilitation
Golf courses	1986
Hotels	1991
Training facilities	1996
Senior housing	2006

(Figures are for the year of business commencement.)

■ Japanese Condominium Sales Volume Ranking (January-December 2006; Nationwide)

Rank	Company	Volume
1	DAIKYO	6,391
2	Mitsui Fudosan Residential	5,935
3	Anabuki Construction	5,810
4	Daiwa House	4,638
5	Sumitomo Fudosan	3,924
6	Towa Fudosan	3,812
7	Marimo	3,432
8	Nomura Fudosan	3,123
9	Cosmos Initia	2,777
10	ORIX Real Estate	2,769

Source: Real Estate Economic Institute Co., Ltd.

Note:	Figures are for units marketed during the period from January 2006 through December 2006 and do not correspond to the number of units sold shown on page 37.

•  Real Estate Management

ORIX owns and operates a diverse range of properties, including hotels, hot spring inns, golf courses, senior housing facilities, and employee dormitories. While many golf courses have become insolvent since the collapse of Japan’s bubble economy, ORIX has taken advantage of associated opportunities to expand its corporate rehabilitation operations.

Amid rising securitization of real estate, ORIX has established effective asset assessment methods with respect to its real estate ownership and management projects, and these methods support a gradual increase in the liquidity of such projects. Plans call for continuing to proactively invest in such projects based on consideration of related exit strategies.

■ Principal Distribution Facility Investment Projects

Name	Location	Land Area (m2)	Floor Area (m2)	Completion (projected)
Toda Park Logistics Center	Toda, Saitama Pref.	19,474	38,758	Completed
Shinkiba Logistics Center	Koto-ku, Tokyo	7,936	15,901	Completed
Rikusasu Hanshin Logistics Center	Nishinomiya, Hyogo Pref.	15,040	30,078	Completed
Sumisho Global Logistics Akanehama Center	Narashino, Chiba Pref.	48,231	92,026	Completed
(provisional name) Nanko Logistics Center	Suminoe, Osaka Pref.	19,259	38,450	July 2007
(provisional name) Soka Logistics Center	Soka, Saitama Pref.	28,760	78,515	Spring 2008
(provisional name) Atsugi Logistics Center	Atsugi, Kanagawa Pref.	22,723	45,154	Spring 2008
(provisional name) Naruohama Logistics Center II	Nishinomiya, Hyogo Pref.	6,633	12,290	Spring 2008
(provisional name) Ichikawa Futamata Shinmachi Logistics Center	Ichikawa, Chiba Pref.	19,834	44,710	Summer 2008
(provisional name) Sakai Logistics Center	Sakai, Osaka Pref.	66,603	157,297	Fall 2008
(provisional name) Yokohama Machida IC Logistics Center	Machida, Tokyo	34,348	77,628	Spring 2009

■ Golf Courses (As of March 31, 2007)

Business Segments in Japan

Life Insurance Segment

Actions for Growth Shift in product offering from savings to guarantee type products

Izumi Mizumori: Group Executive, President, ORIX Life Insurance Corporation

Principal Group Companies

ORIX Life Insurance Corporation

Number of Employees

483

Segment Performance (Millions of yen)

	’03	’04	’05	’06	’07
Segment Revenues	¥138,511	¥133,391	¥136,857	¥137,468	¥132,060
% of Total Revenues	18.64%	16.93%	14.30%	14.14%	11.32%
Segment Profits*	¥4,791	¥5,382	¥7,223	¥13,212	¥9,921
% of Total Profits	9.16%	4.59%	4.06%	4.92%	2.98%
Segment Assets	¥579,805	¥582,473	¥567,023	¥491,857	¥511,051
% of Total Assets	10.79%	11.40%	10.32%	7.78%	6.99%

*	Segment profits refer to income before income taxes.

Overview

We began marketing life insurance to corporate customers in 1991 via sales agents. This segment now focuses on providing detailed insurance planning for customers based on their specific needs. Our insurance products have been sold by sales and marketing specialists in the Corporate Financial Services segment. In addition, we launched direct sales of ORIX Direct Insurance for individuals in 1997, and have since been working to expand sales to individuals.

Performance in Fiscal 2007

Segment revenues were down 4% year on year to ¥132.1 billion ($1,119 million) as a result of lower revenues from life insurance premiums and related investment income compared to the previous fiscal year.

Segment profits decreased 25% year on year to ¥9.9 billion ($84 million), compared to ¥13.2 billion in the previous fiscal year due to lower segment revenues.

Segment assets increased 4% on March 31, 2006 to ¥511.1 billion ($4,329 million).

Operating Environment and Business Strategies

In the life insurance industry, customer needs continue to diversify in the retail insurance market, and more attention is being given to medical and other types of insurance outside the traditional life and non-life insurance categories.

ORIX has been striving to develop customer-oriented products such as term-life insurance, health insurance for hospitalization and cancer insurance that are simple and easy to understand and offer original features. These products are sold through two channels, sales agents and direct marketing.

During the fiscal year ended March 31, 2007, the principal products of the segment were death benefit insurance and medical insurance, which has earned a strong reputation among policyholders. The segment newly introduced “Medical Insurance CURE” in September 2006, a whole life policy that provides ample coverage for hospitalization for the seven lifestyle-related diseases. This new policy is being sold through agents and direct marketing and has been well-received by customers. The segment will place increased emphasis on high-margin insurance products.

We make full use of our Group network and work to increase external sales agents. We also strive to enhance collaboration between sales agents and direct marketing channels, increase the effectiveness of our advertising campaigns and boost operational efficiency.

As a result of the focus on the products previously mentioned, the ratio of long-term policy liabilities is rising. Accordingly, the segment is reviewing and modifying the maturity structure of its investment portfolio. Moreover, to provide for stable income from its portfolio, the segment is expanding the scope of its investment.

As of May 31, 2007, ORIX Life was rated “A+” by R&I and JCR for payment capability of insurance claims and “A-” by S&P for insurance financial strength.

Business Segments in Japan

Other Segment

Actions for Growth

Expanding investment business and M&A advisory business in cooperation with the Corporate Financial Services segment

Developing card loan operations from past performance based on know-how

From left, Yoshiyuki Yamaya: Executive Officer, OQL Headquarters, Asset Administration Department, President, ORIX Credit Corporation; Masayuki Okamoto: Executive Officer, Investment Banking Headquarters; Akira Hirose: Group Executive, President, ORIX Capital Corporation

Principal Group Companies

ORIX Corporation,

ORIX Credit Corporation,

ORIX Capital Corporation,

ORIX Securities Corporation

Number of Employees

3,043

Segment Performance (Millions of yen)

	’03	’04	’05	’06	’07
Segment Revenues	¥61,240	¥73,987	¥143,754	¥111,854	¥145,443
% of Total Revenues	8.24%	9.39%	15.02%	11.50%	12.46%
Segment Profits*	¥8,452	¥10,079	¥20,970	¥41,657	¥61,745
% of Total Profits	16.16%	8.60%	11.78%	15.50%	18.56%
Segment Assets	¥387,978	¥412,505	¥489,758	¥668,689	¥788,446
% of Total Assets	7.22%	8.07%	8.92%	10.58%	10.79%

*	Segment profits refer to income before income taxes.

Overview

The Other segment encompasses a range of operations including new businesses. Principal activities include card loans (which we began in 1987), venture capital (from 1983), securities brokerage and services (commenced through capital participation in 1986, and currently a 100% subsidiary) and principal investments (from 2000). This segment includes the equity method affiliates The Fuji Fire and Marine Insurance Company, Limited, in which ORIX made an investment in 2002, and DAIKYO INCORPORATED, acquired in 2005. The activities in this segment are conducted primarily by ORIX, ORIX Credit, ORIX Capital Corporation, or ORIX Capital, and ORIX Securities.

Performance in Fiscal 2007

Segment revenues increased 30% year on year to ¥145.4 billion ($1,232 million), due to an increase in gains on investment securities at the venture capital operations, in addition to the gains on the sale of a portion of our shares in Aozora Bank in connection with its listing on the Tokyo Stock Exchange.

Segment profits increased 48% to ¥61.7 billion ($523 million), compared to ¥41.7 billion in the previous fiscal year. While contributions from “equity in net income of affiliates,” as well as gains on sales of subsidiaries and affiliates under principal investments, and brokerage commissions decreased year on year, the higher segment revenues led to higher segment profits.

Segment assets increased 18% on March 31, 2006 to ¥788.4 billion ($6,679 million).

Operating Environment and Business Strategies

In the market for unsecured consumer loans, along with revisions in lending regulations, restrictions on lending above the legal interest rate ceiling in the Interest Limitation Law have been tightened. Moreover, many consumer credit companies have been obliged to set aside reserves for requests for repayment of excessive interest paid and change their existing business models. Amid this operating environment, for 20 years, our card loan business has concentrated its efforts on providing our VIP Loan Card and interest rates set below the legal ceiling to business people in their 30s and 40s. Looking ahead, as a pioneer in making loans in this interest band, we intend to use the know-how we have accumulated in lending, credit analysis, and advertising promotions to further expand our portfolio of unsecured consumer loans, continuing to focus on the VIP Loan Card.

In our venture capital operations, the elimination of minimum paid-in capital requirements under the Company Law, which came into effect in May 2006, has created an improved environment for entrepreneurs seeking to set up their own businesses. With these improved conditions, we seek to secure investment opportunities by continuing to cooperate closely with the Corporate Financial Services segment. As of March 31, 2007, the outstanding balance of assets under management at ORIX Capital was approximately ¥30 billion, which consisted largely of stocks.

In the Internet-based brokerage business, the volume of transactions handled during the fiscal year ended March 31, 2007, reflected the slight weakening in the environment as a result of a reaction to the rise in stock prices and other factors. In addition, competition intensified as companies in this sector reduced their commissions. Amid this environment, in our securities business, we are working to diversify channels for winning new customers and moving forward to offer high-value-added services to customers, including lowering various fees, accepting stop-limit orders, and handling Nikkei 225 mini stock index transactions. Also, among our services for corporations, we are focusing on underwriting and, in March 2007, acted as lead manager for an IPO for the first time.

The volume of transactions in Japan’s M&A market has risen for the third consecutive year, and M&A has come to be accepted as an important management strategy. On the other hand, along with the inflow of resources from investment funds in Japan and overseas, investors are competing more intensely with one another for selected companies. In view of these developments, in our principal investment business, we are shifting from investments in corporate restructurings to a focus on investing in business succession and corporate realignment opportunities. While cooperating with the Corporate Financial Services segment, we are endeavoring to aggressively identify potential investments. Also, along with the rising interest in domestic M&A and increasing requirements for business succession arrangements, we will seek further increases in revenues from our M&A advisory service business.

Overseas Business Segments

The American Segment

Actions for Growth Strengthening Cooperation with Corporate Finance and Investment Banking Units of the ORIX Group

Takeshi Sato (right): Corporate Executive, Vice President, Chairman, ORIX USA Corporation; James R. Thompson (left): President & CEO, ORIX USA Corporation

Principal Group Companies

ORIX USA Corporation

Number of Employees

1,036

Segment Performance (Millions of yen)

	’03	’04	’05	’06	’07
Segment Revenues	¥61,643	¥50,373	¥53,084	¥70,223	¥119,940
% of Total Revenues	8.29%	6.39%	5.55%	7.22%	10.28%
Segment Profits*	¥1,332	¥7,601	¥15,621	¥34,701	¥31,315
% of Total Profits	2.55%	6.49%	8.77%	12.91%	9.41%
Segment Assets	¥618,148	¥472,595	¥403,399	¥441,285	¥487,900
% of Total Assets	11.51%	9.25%	7.34%	6.98%	6.67%

*	Segment profits refer to income before income taxes.

*	Other Operating Revenues include mainly fee revenue from M&A, financial advisory, and financial restructuring business as well as revenue from other businesses.

Overview

Our present operations in this segment include corporate finance, investment banking, real estate-related businesses, and leasing. In corporate finance, we have been providing corporate loans since 1981, and are also investing in high yield bonds. Our real estate-related operations began in 1987 with the acquisition of a real estate development company and since that time we have expanded into related operations including commercial mortgages. In leasing we have focused primarily on equipment leasing to corporate customers since 1989. In January 2006, we acquired the investment bank Houlihan Lokey, a leading M&A and financial advisor in the United States.

Performance in Fiscal 2007

Although the previous fiscal year benefited from the gains on the sale of the primary and master servicing business as well as higher gains on sales of real estate under operating leases, segment revenues increased 71% year on year to ¥119.9 billion ($1,016 million), due to the contribution from the beginning of the first quarter of this fiscal year of Houlihan Lokey and the increase in revenues associated with corporate loans as well as securities investments.

Segment profits decreased 10% to ¥31.3 billion ($265 million), compared to ¥34.7 billion in the previous fiscal year. Although Houlihan Lokey contributed to profits from the beginning of the first quarter of this fiscal year, there were no contributions this fiscal year such as gains on the sale of operations that were recorded in the previous fiscal year, in addition to a decrease in “equity in net income of affiliates.”

Segment assets increased 11% on March 31, 2006 to ¥487.9 billion ($4,133 million), due mainly to an increase in corporate loans.

Operating Environment and Business Strategies

Supported by strength in the labor market, the U.S. economy has a low bankruptcy rate and is expected to continue to experience solid performance. In the U.S. real estate market, the volume of non-performing loans in the sub-prime segment is increasing and there is confusion in some markets, however, the inflow of funds into real estate investments from domestic and foreign sources is stable, and there continues to be intense competition among investors for opportunities, especially in the commercial real estate market. Given this operating environment, we plan to move forward with the sale of certain real estate holdings and, while carefully evaluating the real estate market and target properties, proceed with investments in CMBS and real estate development as well as other activities.

In the corporate real estate finance business, we are building our portfolio of operating assets, including loans to corporations, while securing personnel and placing emphasis on profitability and soundness. In the investment banking sector, subsidiary Houlihan Lokey is developing its activities in the fields of investment banking, including M&A and financial advisory; preparation of financial opinions and advisory services, such as opinions regarding fair valuations; and financial restructuring, including preparation and implementation of corporate realignment plans as well as restructuring of liabilities and capital. In 2006, Houlihan Lokey acted as advisor for the buyer or seller in 124 M&A deals under $1 billion value, giving it the top share in the United States in this segment of the market. Through these and related activities, this company has built a strong presence in the M&A advisory business. In July 2007, the company established an office in Hong Kong and, working together with its network of eight offices in the United States and three in Europe, is well positioned to respond flexibly to cross-border deals. Going forward, both ORIX’s Corporate Finance Department and Investment Banking Department will work actively to introduce potential deals and thereby seek to increase the volume of assets and profitability.

Overseas Business Segments

Asia, Oceania and Europe Segment

Actions for Growth Promoting the diversification of businesses from leasing operations to real estate-related and investment and loan operations Geographical expansion into new areas

From left: Makoto Inoue: Corporate Senior Vice President, Alternative Investment & Development Headquarters; Yukio Yanase: Deputy President, Responsible for Overseas Activities, Alternative Investment & Development Headquarters, Investment Banking Headquarters; Yuki Oshima: Executive Officer, International Headquarters

Principal Group Companies

ORIX Asia Limited,

ORIX Leasing Singapore Limited,

ORIX Leasing Malaysia Berhad

Number of Employees

2,336

Segment Performance (Millions of yen)

	’03	’04	’05	’06	’07
Segment Revenues	¥75,005	¥71,176	¥73,089	¥88,914	¥103,593
% of Total Revenues	10.09%	9.03%	7.64%	9.15%	8.88%
Segment Profits*	¥9,029	¥16,596	¥22,133	¥31,956	¥37,763
% of Total Profits	17.27%	14.17%	12.43%	11.89%	11.35%
Segment Assets	¥513,081	¥469,675	¥498,855	¥562,654	¥625,036
% of Total Assets	9.55%	9.19%	9.08%	8.90%	8.55%

*	Segment profits refer to income before income taxes.

Overview

We established our first overseas office in Hong Kong in 1971 and over a 36-year period have expanded throughout Asia, Oceania, Europe, the Middle East, and North Africa. Operations consist primarily of corporate leasing and lending, ship finance, and transportation-related operating leases. In the Asia, Oceania and Europe segment, we operate in 21 countries and regions including Hong Kong, China, Singapore, Malaysia, Indonesia, the Philippines, Thailand, Sri Lanka, Taiwan, South Korea, Pakistan, India, Oman, Egypt, Saudi Arabia, UAE, Kazakhstan, Australia, New Zealand, Ireland and Poland.

Performance in Fiscal 2007

Segment revenues were up 17% year on year to ¥103.6 billion ($878 million), due to the expansion of the leasing operations that include operating leases such as automobile leasing, as well as the loan servicing operations, in addition to gains on the sale of a business unit in the Oceania region.

Segment profits increased 18% to ¥37.8 billion ($320 million), compared to ¥32.0 billion in the previous fiscal year. While gains on sales of subsidiaries and affiliates decreased year on year, an increase in “equity in net income of affiliates” as well as the higher segment revenues led to the higher segment profits.

Segment assets rose 11% on March 31, 2006 to ¥625.0 billion ($5,295 million), due mainly to the increase in operating leases and investment in affiliates.

Operating Environment and Business Strategies

In this segment, which is mainly focused on Asia, ORIX is committed to delivering financial products and services focusing on corporate leasing, hire purchase and lending. We are expanding our business operations by leveraging the Group’s diversified products and services as well as our sales network.

Our automobile leasing operations apply the model developed by ORIX in Japan. We have established automobile leasing operations in 15 countries. As a pioneer in its field, we are leveraging the expertise gained from operations in Australia and Japan as a springboard for business development in other countries. Accordingly, we have established automobile leasing companies in Singapore, South Korea, Thailand, Taiwan and India. In Taiwan, ORIX is drawing on its experience in the loan servicing business to develop its non-performing loan investment business.

ORIX is continuing to actively develop its overseas operations. Activities include investments in leasing businesses in Kazakhstan and China and the establishment of a fund to make infrastructure-related investments in India. In January 2007, ORIX launched its first overseas business effort with JCB, Japan’s leading credit card company, and formed a tie-up with the leading MAF Group based in the United Arab Emirates to create a joint venture credit card company to develop the JCB brand in the Middle East and North Africa. This venture was based on a comprehensive business alliance that ORIX and JCB concluded in 2005.

In February 2007, ORIX established a joint venture in Singapore to participate in the development of real estate complexes in Hanoi, Vietnam. In addition to having a robust economy, Vietnam became a member of the WTO in January 2007 and is in the process of revising and upgrading its legislative framework governing foreign direct investment. Foreign companies are making investments in a wide range of areas in Vietnam. Conditions in the real estate market are also favorable, and this project is expected to play a role in development of the central area of Hanoi.

ORIX believes that there are many business opportunities in the financial services field in Asia and the Middle East and is collecting a diverse range of information through its broad network in these regions with the objective of assuming an even more active stance in developing its business activities.

■ Overview of Major Topics

The following is a list of major topics from among ORIX’s recent activities (July 2006 through June 2007). For more details, please refer to the news releases on ORIX’s website (http://www.orix.co.jp/grp/prs_e/index.htm). More-detailed explanations are presented with respect to several environment-related topics. In response to society’s rising awareness of environmental issues, ORIX is leveraging know-how gained in connection with its processing of leased-up items to develop various businesses that contribute to the reduction of the environmental burden.

● Overview of Major Topics

Date of article	Segment	Topics
July 27, 2006	Real Estate	Overview of Investor Recruitment for the Knowledge-Capital Project in B-Block of the Osaka Station North Sector Advance Development District

August 1, 2006	Other	ORIX Announces Investment in Nationwide Haircut Specialist QB House

August 16, 2006	Life Insurance	ORIX Life Insurance Launches New CURE Medical Insurance Product

September 28, 2006	Automobile Operations	ORIX Auto Announces Next-Generation Vehicle Maintenance System ORIX Telematics Service

September 29, 2006	Real Estate	ORIX Real Estate Completes Higashiyama Hot Springs “Onyado Toho” Renovation Project and Higashiyama Hot Springs Reopens for Business on October 1

October 16, 2006	Rental Operations	ORIX Rentec Enters Alliances in the PC Security and Operational Administration Fields

October 25, 2006	Other	ORIX Eco Services Announces Consulting Services on a Nationwide Scale

October 27, 2006	Real Estate	Agreement Regarding the Transfer of Goodwill and Assets of Naruko Hotel

November 1, 2006	Corporate Financial Services	ORIX Announces Loan Guarantee Business for Environmentally Conscious Loans

November 24, 2006	(Headquarter functions)	ORIX Call Center Wins Special Award within Okinawa Business Prizes

November 30, 2006	Real Estate	ORIX Living Opens Good Time Gallery Tokyo in Kyobashi on December 1

December 1, 2006	Corporate Financial Services	ORIX Announces Loan Guarantee Business for Collateralized Loans Backed by Trucks in Cooperation with Regional Financial Institutions

December 5, 2006	Corporate Financial Services	ORIX Announces Energy Solution Business in Southeast Asia

December 18, 2006	Asia, Oceania and Europe	ORIX to Increase Stake in India-Based IL&FS

January 10, 2007	Rental Operations	ORIX Rentec Establishes License Center

January 17, 2007	Other	ORIX Announces Investment in TOHTO CO., LTD.

January 19, 2007	Real Estate Operations	ORIX Real Estate Opens Atami Hotel MICURAS on January 20

January 26, 2007	Asia, Oceania and Europe	JCB, ORIX, and Majid Al Futtaim Group Establish Joint Venture for Credit Card Business in the UAE

February 5, 2007	Corporate Financial Services	ORIX Announces Acquisition of Exclusive Patent License for Asbestos Removal and Establishment of Joint Venture

February 5, 2007	Asia, Oceania and Europe	ORIX Announces Signing of Joint Venture Agreement in Hanoi, Vietnam

February 7, 2007	Corporate Financial Services	ORIX Enters Finance-Based 3PL Operations, Combining Logistics and Finance

February 8, 2007	Automobile Operations	Corporate Integration of CEV Sharing Corporation

February 14, 2007	Other	ORIX Securities Acts as Lead Managing Underwriter for IPOs

March 16, 2007	Automobile Operations	ORIX Auto Hires Middle-Aged Staff and Seniors to Work as Sales Promotion Officers

March 19, 2007	Real Estate	ORIX Real Estate Begins Nationwide Development of the CROSS HOTEL Brand

April 2, 2007	(Headquarter functions)	Reform and Expansion of Child Raising and Temporary Relative Nursing Care Leave Systems

April 4, 2007	Automobile Operations	ORIX Auto Opens Chitose Rent-A-Car Station

April 13, 2007	Other	ORIX Acquires All Shares of KBS Shirakawa Corporation

April 17, 2007	Corporate Financial Services	ORIX Establishes Specialized Department for Asset-Based Lending (ABL)

April 17, 2007	Real Estate	ORIX Real Estate Changes Japanese Version of Corporate Name

April 27, 2007	Automobile Operations	ORIX Auto Opens Base for Disseminating Information to Individuals in Tokyo’s Central Marunouchi District

May 22, 2007	(Headquarter functions)	ORIX Receives Approval Mark as a Company with Effective Systems for Supporting Concurrent Work and Child Raising

May 23, 2007	Real Estate	ORIX Group Announces Mutual Agreement with DAIKYO for Establishing Residential REIT

June 4, 2007	Other	ORIX Announces Basic Agreement for Business Merger with Internet Research Institute, Inc.

June 14, 2007	Asia, Oceania and Europe	ORIX Announces Acquisition of Shares in Oman National Investment Corporation Holding

● Environment-Related Topics

Working through Car-Sharing Business to Help Reduce Environmental Burden

Since 2002, ORIX Auto Corporation has undertaken car-sharing business operations, which involve a member-type, rent-a-car system that enables multiple numbers of people to share the use of a single car. This system is particularly well suited to meet needs related to relatively short-distance trips, such as those for shopping and for shuttling family and friends to and from local destinations. The use of car sharing is increasingly widespread in Europe, and attracting a growing amount of attention worldwide as a means of increasing car-usage efficiency and thereby helping to reduce CO2 emissions and other environmental burdens.

Currently under way primarily in such major urban areas as those centered in Tokyo and Nagoya, ORIX’s car-sharing business is the largest business of its type in Japan in terms of the number of members, bases, and vehicles. Plans call for promoting additional growth in this business while emphasizing its environment-friendly characteristics.

Nationwide Launch of Waste-Product Consulting Services Covering Processes from Evaluation Surveys through Solutions

Since 1998, ORIX Eco Services Corporation has worked to establish a network of waste-processing companies, using that network to provide new services proposing optimal waste treatment methods to companies facing waste-related challenges. Having created a nationwide network, including distributors, used-product dealers, recyclers, waste-processing companies, basic materials manufacturers, and other kinds of companies, the company has made good use of this system with respect to the disposition of leased-up items.

Building on this experience, ORIX Eco Services has since October 2006 begun providing new services that meet the needs of companies desiring to ensure the current and future environment-friendliness of their operations as well as companies seeking to boost further the sophistication of their environmental protection systems. These consulting services begin with surveys of current waste processing conditions in each relevant region of Japan and extend to the proposal of effective ways to improve those situations.

By means of these services, ORIX Eco Services can provide comprehensive environmental management systems that are tailored to individual customers’ needs and also respond to increasingly sophisticated environmental issues and requirements. Specific proposals are already being made regarding such objectives as the recycling of vending machines and the recycling of waste plastic and associated cost reductions by major equipment manufacturers.

Start of Full-Scale Operations at Zero-Emissions Facilities within the Sai-no-Kuni Resource Recovery Plant

ORIX Resource Recycling Services Corporation is operating “zero-emissions facilities” within the Sai-no-Kuni Resource Recovery Plant, a private-finance-initiative business being promoted by Saitama Prefecture. Commercial operation of the facilities was begun in June 2006, and the processing of waste materials by the facilities has subsequently proceeded smoothly. In addition to industrial waste products from factories and other business facilities, the facilities have been commissioned by local governments to process household waste and other ordinary waste products.

The zero-emissions facilities boast Japan’s largest-scale waste management capacity, at 450 tons per day. Waste products are processed at temperatures of 2,000°C through the latest gasification methods, enabling 100% recycling of heavy metals, slag in the form of fine glass particles, and other materials while suppressing the generation of dioxins. Even the slag is suitable for reuse, being a high-quality material that meets Japanese Industrial Standards (JIS), and is being employed as a granular component of roadbeds as well as in block form, primarily in public works projects.

The sophistication and advanced technologies of the zero-emissions facilities have earned high acclaim from companies that have introduced ISO14001 standards and are focusing on environmental measures as well as the environmental affairs sections of local governments throughout Japan. The facilities have also attracted numerous study visits from people ranging from primary school students to university professors. In addition to expanding the scale of zero-emissions facilities operations through cooperation with current partners and through M&A transactions, ORIX Resource Recycling Services is seeking to move forward with solutions-type projects designed to support the waste management strategies of local governments.

Expanding Energy Solutions Business in Southeast Asia

Since 1995, ORIX has expanded its domestic operations involving energy evaluations, on-site electric power generation business, energy service company (ESCO) services, and other energy-related services. As ORIX’s know-how in these fields has been highly evaluated, in December 2006, the Company was commissioned by the New Energy and Industrial Technology Development Organization (NEDO) to handle research work regarding the application of the Clean Development Mechanism (CDM)* to gas cogeneration ESCO projects at factories in Malaysia. This is the Company’s first overseas environment-related business project.

        ORIX plans to increase its provision of energy evaluation, facility evaluation, project planning, and other services related to the Southeast Asian facilities of Japan-based companies and other facilities, while also seeking to supply a growing volume of associated financial services. The Company is proactively working to support and promote environmental protection related projects in Japan and overseas.

*	The CDM enables industrialized countries with quantitative greenhouse gas reduction targets set by the Kyoto Protocol to undertake greenhouse gas reduction projects in developing countries that do not have such targets, and thereby earn credits that can be applied toward meeting the industrialized countries’ greenhouse gas reduction targets.

■ Directors, Executive Officers, and Group Executives

■ Directors

1.	Yoshihiko Miyauchi

Director

2.	Yasuhiko Fujiki

Director

3.	Hiroaki Nishina

Director

4.	Kenji Kajiwara

Director

5.	Yukio Yanase

Director

6.	Haruyuki Urata

Director

7.	Yoshinori Yokoyama

Outside Director, ORIX Corporation

Outside Director, Sumitomo Mitsui Financial Group

Outside Director, Sumitomo Mitsui Banking Corporation

8.	Paul Sheard

Outside Director, ORIX Corporation

Managing Director & Global Chief Economist

Lehman Brothers, Inc.

9.	Hirotaka Takeuchi

Outside Director, ORIX Corporation

Dean, Hitotsubashi University

Graduate School of International Corporate Strategy

Outside Director, Trend Micro Incorporated

10.	Takeshi Sasaki

Outside Director, ORIX Corporation

Professor, Gakushuin University, Faculty of Law, Department of Political Studies

Outside Director, East Japan Railway Company

Chair, Labo International Exchange Foundation

Outside Director, TOSHIBA Corporation

11.	Teruo Ozaki

Outside Director, ORIX Corporation

Head, Certified Public Accountant, Teruo Ozaki & Co.

Corporate Auditor, Kirin Holdings Company, Ltd.

Corporate Auditor, Tokai Rubber Industries, Ltd.

Outside Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director, DAIKYO INCORPORATED

■ Committees

Nominating Committee

Chairman:

Hirotaka Takeuchi

Outside Director, ORIX Corporation

Yoshinori Yokoyama

Outside Director, ORIX Corporation

Paul Sheard

Outside Director, ORIX Corporation

Takeshi Sasaki

Outside Director, ORIX Corporation

Teruo Ozaki

Outside Director, ORIX Corporation

Audit Committee

Chairman:

Teruo Ozaki

Outside Director, ORIX Corporation

Yoshinori Yokoyama

Outside Director, ORIX Corporation

Hirotaka Takeuchi

Outside Director, ORIX Corporation

Takeshi Sasaki

Outside Director, ORIX Corporation

Compensation Committee

Chairman:

Yoshinori Yokoyama

Outside Director, ORIX Corporation

Hirotaka Takeuchi

Outside Director, ORIX Corporation

Takeshi Sasaki

Outside Director, ORIX Corporation

Teruo Ozaki

Outside Director, ORIX Corporation

■ Executive Officers

Representative Executive Officer

Chairman and Chief Executive Officer

Yoshihiko Miyauchi

Representative Executive Officer

President, Chief Operating Officer and Chief Financial Officer

Yasuhiko Fujiki

Deputy Presidents

Hiroaki Nishina

Real Estate Business Headquarters

President, ORIX Real Estate Corporation

Kenji Kajiwara

Osaka Group Representative

Domestic Sales Headquarters/Osaka Head Office

Yukio Yanase

Responsible for Overseas Activities

Alternative Investment & Development Headquarters

Investment Banking Headquarters

Office of the President

Corporate Executive Vice Presidents

Hiroshi Nakajima

Risk Management Headquarters

Receivables Administration Office

Takeshi Sato

Chairman, ORIX USA Corporation

Masahiro Matono

Regional Business Department

President, ORIX Callcenter Corporation

Masaru Hattori

Internal Controls Audit

Internal Audit Department

Audit Committee Secretariat

Corporate Senior Vice Presidents

Nobuyuki Kobayashi

Human Resources & Corporate Administration Headquarters

Hiroshi Nakamura

Legal Department

Compliance Department

Office of Internal Controls

Shintaro Agata

Treasury Department

Hideaki Morita

Kinki (Osaka) Sales Headquarters

Administration Center

Makoto Inoue

Alternative Investment & Development Headquarters

IT Planning Office

President, ORIX Computer Systems Corporation

Yoshiyuki Yoshizumi

Tokyo Sales Headquarters

Haruyuki Urata

Corporate Planning Office

Office of the President

President, ORIX Create Corporation

Tetsuo Matsumoto

International Real Estate Business

Headquarters

Kazuo Kojima

Real Estate Finance Headquarters

Special Investments Group

Finance Department II

Securitized Products Office

Executive Officers

Masayuki Okamoto

Investment Banking Headquarters

Tadao Tsuya

Accounting Department

President, ORIX Management Information Center Corporation

Yoshiyuki Yamaya

OQL Headquarters

Asset Administration Department

President, ORIX Credit Corporation

Yuki Oshima

International Headquarters

Yuichi Kawamura

District Sales Headquarters

Chairman, ORIX Kitakanto Corporation

Katsutoshi Kadowaki

Tokyo Sales Headquarters

President, ORIX Eco Services Corporation

■ Group Executives

Group Senior Vice Presidents

Eiji Mitani

President, ORIX Auto Corporation

Tamio Umaki

President, ORIX Rentec Corporation

Group Executives

Izumi Mizumori

President, ORIX Life Insurance Corporation

Mitsuo Nishiumi

President, ORIX Asset Management & Loan Services Corporation

Akira Hirose

President, ORIX Capital Corporation

(As of June 22, 2007)

■ Corporate Governance

This section of the report presents some information about ORIX’s corporate governance.

The first half of this section is an interview with Yasuhiko Fujiki, president, COO and CFO of ORIX. In the latter half of the section, outside director Yoshinori Yokoyama explains basic policy and specific measures being taken to strengthen ORIX’s corporate governance systems.

 Interview with the Directors

About ORIX’s Corporate Governance

Yasuhiko Fujiki

Director, Representative Executive Officer, President, COO and CFO

Q:	Why does ORIX attach such importance to the strengthening of corporate governance?

A:	ORIX’s shares are listed on stock exchanges in Tokyo, Osaka, and New York, and we have shareholders throughout the world. To meet the expectations of these various shareholders who have taken the risk of investing in ORIX, we must increase the value of our shares over the medium-to-long term. Corporate governance is designed to make sure we work effectively to attain this goal. Essentially, it comprises systems that help ensure ORIX’s operations are carried out appropriately and that facilitate ORIX’s efforts to consolidate relationships with shareholders based on strong confidence and trust. Believing it crucial to accurately appraise market changes and make the optimal responses to those changes, ORIX’s top management itself is taking initiatives to strengthen the Company’s corporate governance.

Q:	Please tell us what you think of ORIX’s current corporate governance and what efforts are planned to improve it.

A:	With Chairman Miyauchi’s recent departure from the Nominating Committee, all three of the top governance committees—the Nominating Committee, Audit Committee, and Compensation Committee—are composed entirely of outside directors. Since establishing an Advisory Board in 1997, ORIX has taken autonomous initiatives as well as responded to legislative reforms to create strong governance committees with optimal rules and operational methodologies. These efforts have resulted in the current highly independent governance committees.

We recognize that efforts to improve corporate governance systems can never be considered finished, however, and will continue relentlessly considering and effecting measures to increase the rigor of our corporate governance still further.

Q:	What are you expecting from outside directors?

A:	Their role is to oversee operations from the shareholders’ standpoint and frankly present top management with their critical opinions, regardless of how unpleasantly critical those opinions may be. We have consigned the execution of daily operations and related decision-making tasks to top management, but we believe it is important to have outsiders monitor top management’s decisions and provide objective evaluations of whether the decisions are optimal or not. We consider outside directors’ straightforward opinions a key means of improving the quality of our corporate governance system.

An Outside Director’s Perspective on ORIX’s Corporate Governance Efforts

Yoshinori Yokoyama

Outside Director

Q:	Could you tell us what you think of corporate governance in general?

A:	While many people may consider corporate governance to be a fairly simple concept, it is not at all easy to understand the essence of good corporate governance and make sure such governance is thoroughly manifested in corporate management. The most important part of good corporate governance is ensuring conformance with rigorous “self-discipline” standards throughout the company. Rather than just focusing on governance systems, it is crucial to instill in each manager, as well as every other employee, a strong autonomous spirit of “self-discipline” and encourage them to consistently maintain that spirit when at work.

Q:	What are the main things that outside directors can contribute to corporate governance?

A:	I believe outside directors’ principal role is to check, based on an outsider’s objective perspective, the “self-discipline” mechanism is effectively working within a company’s overall organization and particularly among a company’s executive officers. Rather than striving to be intimately familiar with all facets of ORIX’s operations, it is more important that outside directors maintain their objectivity while asking the requisite questions. What a company and its outside directors must avoid is “overfamiliarity.” I also believe it is crucial to prevent the emergence of systemic blind spots or loopholes, by avoiding excessively rigid formality and emphasizing measures to confirm that fundamentally well-qualified people are in appropriate positions doing their jobs effectively.

It is probably inevitable that corporate insiders will often find it too hard to say all the difficult things that need to be said. Partly reflecting my personality, I have long made a habit of venturing to say the things I think should be said, and I think this is exactly what outside directors have to do to perform their function.

Q:	Please tell us your evaluation of ORIX’s corporate governance.

A:	Corporate management must make efforts to be keenly sensitive to changes in their operating environments—and any slackening of those efforts is liable to bring about business failure. Fortunately, I believe ORIX’s corporate governance systems have worked effectively as integral parts of the solid corporate foundation that has supported the Company’s rapid growth to date.

On the other hand, there is no single optimal model for corporate governance systems, and parts of such systems must be flexibly responsive to changes in society at large. In view of this, I believe it is important to avoid complaisance and maintain a vigilantly proactive approach to further strengthen the spirit of “self-discipline” within the Company.

ORIX has emphasized such key growth-promoting concepts as “innovation,” “professionalism,” and “teamwork,” but it can be said that all these concepts require a firm foundation of “self-discipline”. Accordingly, all of ORIX’s executive officers and employees are expected to preface their execution of work-related actions with consideration of the ORIX action guideline questions—“Am I being innovative?”; “Am I being fair and proper?”; and “Am I being a professional?”

‚ Corporate Governance

1. Basic Corporate Governance Policy

ORIX considers corporate governance to be important to enable the promotion of business activities in line with its corporate philosophy and its management policy (see inside front cover). While examining best practices in Japan and worldwide, ORIX aims to construct a corporate governance system with a high degree of transparency.

2. Strengthening Corporate Governance

(1) Progress in Strengthening Corporate Governance

Since the June 1997 establishment of an Advisory Board, which included experienced and resourceful individuals from outside the Company, ORIX has strengthened its corporate governance framework with the aim of objectively determining whether its business activities are emphasizing the interests of its shareholders.

In June 1998, we introduced a Corporate Executive Officer system to help separate strategic decision-making functions from day-to-day administrative operations. In June 1999, ORIX reduced the number of members on its Board of Directors, arranged for three Advisory Board members to fill two positions as independent directors and one position as an advisor to the Board, and phased out the Advisory Board. In addition, the Nominating Committee and the Compensation Committee were established to operate as support units for the Board of Directors.

To ensure the more effective separation and speedy execution of the decision-making and monitoring functions of the Board of Directors and the executive function of management, ORIX adopted a “Company with Committees” board model in June 2003, following the April 2003 implementation of revisions to the former Commercial Code of Japan that permitted this model. In line with the new board model, Nominating, Audit, and Compensation committees were set up. When the Company Law took effect on May 1, 2006, ORIX became a company with a revised “Company with Committees” board model under that law.

There were five outside directors following the Annual General Meeting of Shareholders held on June 22, 2007, and all five seats on the Nominating Committee have been filled by outside directors since June 2007. As a result, all three committees—including the Nominating, Audit, and Compensation committees—are now comprised entirely of outside directors. ORIX believes that changing the membership composition in this manner will promote increased management transparency and objectivity.

(2) Corporate Governance System

Œ Business Execution Bodies

● Board of Directors

The Board of Directors makes decisions regarding items that cannot, under legislation and the Articles of Incorporation, be delegated to executive officers, as well as items stipulated by the Board of Directors as important to ORIX. Aside from such items, the Board of Directors delegates decision making regarding operational execution to Representative Executive Officers. The Board of Directors also receives reports from executive officers and committees regarding the status of business execution. From April 1, 2006, through March 31, 2007, the Board of Directors met eight times. The attendance rate of directors for these meetings was 99%. The Board of Directors includes 11 members, five of whom are outside directors.

● Executive Officers

Certain important business execution decisions specified by internal rules are made by Representative Executive Officers based on deliberations of the Investment and Credit Committee and other groups. The executive officers execute operations in accordance with the decisions of the Board of Directors, the business execution decisions of the Representative Executive Officers, and various internal rules. The following units handle important decision-making processes, monitoring, discussion, and information sharing related to operational execution.

• Investment and Credit Committee

Top management, including the CEO, COO and CFO, as well as the executive officer responsible for investment and credit, participate on the Investment and Credit Committee. The committee meets, in principle, three times per month to deliberate and make decisions primarily regarding investment and credit over specified amounts, important management issues, and items delegated to executive officers by the Board of Directors. The importance of decisions made by the committee are carefully considered, and reported to the Board of Directors as necessary.

• Monthly Strategy Meetings

The monthly strategy meeting is a forum for top management and managers from parent company departments and group companies to deliberate regarding the degree to which department strategies have been reached, as well as regarding changes in the business climate. The meetings, which are held monthly in principle in each department, play an important role in monitoring and control of the diverse businesses of the ORIX Group.

• Group Executive Officer Meeting

Executive officers of ORIX and group executives attend this monthly meeting to share important information regarding the execution of ORIX Group business.

Corporate Governance System Flowchart

As of June 22, 2007

 Decision-Making Functions for Nominating, Audit, and Compensation Issues

● Nominating Committee

The Nominating Committee is authorized to propose director appointments or dismissals to be submitted to the annual general meeting of shareholders. Directors are elected from a list of candidates at the Annual General Meeting of Shareholders. In addition, the Nominating Committee deliberates on the appointment or dismissal of executive officers and Group executives, although this is not required under the Company Law.

From April 1, 2006, through March 31, 2007, the Nominating Committee met six times. The attendance rate of these meetings was 100%. Following the Annual General Meeting of Shareholders held on June 22, 2007, the Nominating Committee’s five members have included Hirotaka Takeuchi (Chairman), Yoshinori Yokoyama, Paul Sheard, Takeshi Sasaki, and Teruo Ozaki. All of the members are outside directors.

Furthermore, the Nominating Committee determines whether the conditions necessary for director independence have been met for directors. Presently, all outside directors meet the necessary conditions, which are shown below.

Conditions for Director Independence

•

The individual and his or her family members* are not currently receiving from ORIX or its subsidiaries large amounts of compensation (¥10 million or more per year; however, this excludes the employee salaries of family members.)

•	The individual and his or her family members* are not major ORIX shareholders (holding 10% or more of total outstanding shares) or representatives of major ORIX shareholders.

•

The individual is not an executive officer, etc., or employee of ORIX or its subsidiaries. The individual’s family members* are not an executive officer, etc., of ORIX or its subsidiaries. If the individual or his or her family members* were previously in such positions, then a period of five years or more has passed since the relevant person retired from the positions.

•

Between the company for which the individual is serving as executive officer, etc., and ORIX, there is not a concurrent directorship relationship, defined as a relationship in which the company for which the individual is serving as executive officer, etc., has a director that is also an executive officer, etc., of ORIX or its subsidiaries.

•	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.

*	Family members are defined as including blood or legal relationships as close as or closer than those between spouses, and between children and parents and also defined as including other relatives living in the same residence as the individual.

● Audit Committee

The Audit Committee supervises the execution of duties by directors and executive officers, and creates auditing reports. The Audit Committee also determines the content of proposals for submission to the general meeting of shareholders regarding the selection, dismissal, and recommendations to not reappoint independent public accountants. ORIX has established the Audit Committee Secretariat to assist the Audit Committee with the execution of its duties.

The Audit Committee decides the person responsible in each department who will report to the Audit Committee, and evaluates the administration of executive officers and internal controls of the Company by considering the following five points: First, the Audit Committee confirms the report related to results of the audit and items indicated for improvement prepared by the executive officer responsible for the corporate audit. Second, the Audit Committee engages in discussions, which are the basis of our business strategy, after explanations from the heads of each business department and presidents of Group companies that focus, in particular, on risk control. Third, the Audit Committee confirms the business environment through reports, from the executive officer responsible for the accounting department, which covers the revenue composition of each department and any problem areas related to the business. Fourth, the Audit Committee confirms the quarterly reports regarding the direction of the Company and the execution of important business matters from the representative executive officer. Fifth, the Audit Committee confirms the reports from the public accounting firm regarding whether there are any material items relating to the audit.

The Audit Committee met eight times from April 1, 2006, through March 31, 2007. The attendance rate at these meetings was 92%.

Following the Annual General Meeting of Shareholders held on June 22, 2007, the Audit Committee’s three members have included Teruo Ozaki (Chairman), Yoshinori Yokoyama, Hirotaka Takeuchi, and Takeshi Sasaki. All four members are outside directors.

● Compensation Committee

The Compensation Committee determines policies regarding the compensation of individual directors and executive officers, as well as the monetary remuneration, etc., of each individual director and executive officer. The Compensation Committee met six times from April 1, 2006, through March 31, 2007. The attendance rate of these meetings was 95%.

Following the Annual General Meeting of Shareholders held on June 22, 2007, the Compensation Committee’s four members included Yoshinori Yokoyama (Chairman), Hirotaka Takeuchi, Takeshi Sasaki, and Teruo Ozaki. The Compensation Committee has determined the following policies.

Policies of Determining Compensation of Directors and Executive Officers

ORIX’s business objective is to increase shareholder value over the medium and long term. We believe in each director and executive officer responsibly performing his duties and in the importance of cooperation among different business units to achieve continued growth.

The Compensation Committee at ORIX believes that to accomplish such business objectives, directors and executive officers should place emphasis not only on performance during recent fiscal years, but also on medium- to long-term results.

Accordingly, under the basic policy that compensation should provide effective incentives, we take such factors into account when making decisions regarding the compensation system and compensation levels for our directors and executive officers.

Compensation of Directors and Executive Officers during Fiscal 2007

	Directors (Outside Directors)		Executive Officers		Total
	Number of people	Amount paid (Millions of yen)	Number of people	Amount paid (Millions of yen)	Number of people	Amount paid (Millions of yen)
Fixed compensation	5	50	26	964	31	1,014
	(5)	(50)			(5)	(50)

Performance-linked compensation	—	—	26	197	26	197

Total	—	50	—	1,161	—	1,211

Notes:

1.	Executive officer changes in fiscal 2007 included the election of two new directors, the retirement of two directors, the election of two new executive officers, and the retirement of one executive officer. At the end of fiscal 2007, the number of directors and executive officers stood at 11 and 25, respectively. Figures for the number of officers remunerated and the remuneration amount do not include figures for officers who retired prior to June 20, 2006.

2.	Regarding the six persons serving concurrently as directors and executive officers, the total remuneration figure is shown in the executive officer column/line.

3.	Corporate performance-linked remuneration, based on a May 15, 2007, decision of the Compensation Committee, is the remuneration paid in June 2007. Such remuneration is not paid to outside directors.

4.	In addition to the previous figures, the following payments are made.

(1)	The stock compensation system is used as follows to pay executive officers’ retirement bonuses.

	During fiscal 2007, provisions for the reserve for executive officers’ bonuses amounting to ¥12 million for outside directors and ¥715 million for executive officers were made and accounted for as expenses based on Japanese accounting standards.

‚	For officers who retired or made plans to retire during fiscal 2007, or before the General Meeting of Shareholders held on June 22, 2007, stock compensation values in accordance with the number of points accumulated during the stock compensation system period were as follows:

Directors retiring on June 20, 2006: Two outside directors ¥20 million

Executive officers retiring on January 1, 2007: One executive officer ¥32 million

Executive officers retiring on June 22, 2007: Two executive officers ¥136 million*

*	The stock compensation system values shown above are calculated based on the market price of the Company’s common stock on June 22, 2007.

(2)	The Company provides stock options in the form of stock acquisition rights. During fiscal 2007 and following the Annual General Meeting of Shareholders held on June 22, 2007, the value of such rights for outside directors and executive officers was ¥6 million and ¥124 million, respectively, accounted for as expenses based on Japanese accounting standards.

(3)	Based on a resolution approved at the 40th Annual General Meeting of Shareholders held on June 25, 2003, the value of retirement bonuses paid to officers retiring during fiscal 2007 and following the Annual General Meeting of Shareholders held on June 22, 2007, were as follows:

Directors retiring on June 20, 2006: Two outside directors ¥15 million

Executive officers retiring on June 22, 2007: One executive officer ¥105 million*

5.	In June 2006, ¥246 million in payments was made based on the Company’s corporate performance-linked compensation system for fiscal 2006. No such payments were made to outside directors.

6.	Compensation of Group executives is determined based on the Company’s executive officer compensation policies, and total fixed compensation and perfomance-linked compensation paid to the six Group executive officers during fiscal 2007 amounted to ¥173 million. In addition, the Company provides stock options in the form of stock acquisition rights. The value of such rights for Group executives was ¥21 million, and this value was accounted for as an expense based on Japanese accounting standards. In addition, the Group executive who retired during fiscal 2007 was provided with ¥34 million in stock compensation based on the number of points accumulated during the period covered by the stock compensation system.

7.	Figures shown are rounded downward by discarding figures of less than ¥1 million.

In line with this basic policy, the following policies regarding the compensation of directors and executive officers have been adopted.

1) Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of business operations, which is the main duty of directors.

Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component, based on duties performed, a compensation component of shares*, and stock options.

2) Compensation Policy for Executive Officers

The compensation policy for executive officers including those who are also directors aims for a level of compensation that is effective in maintaining business operation functions while incorporating in its composition a component that is linked to the current period business performance.

Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed component based on positions and duties performed, a performance-linked component, a shares component of compensation as described above, and stock options.

*	Stock compensation values are determined by points that are assigned to each executive officer based on internally determined standards. The compensation value paid at the time of retirement is calculated by multiplying the stock price on the retirement date by the number of accumulated points. This system requires the post-tax value of compensation paid to be used to purchase ORIX stock at the market price on the retirement date.

Ž Disclosure Control

● Disclosure Committee

ORIX believes that disclosure control occupies an important position within the overall scheme of corporate governance. We have set up an information disclosure system with the Disclosure Committee playing a central role in facilitating the appropriate and timely disclosure of information to investors.

The Disclosure Committee, which plays a key role in our disclosure control, consists of executive officers who are in charge of departments, such as corporate communications, accounting, treasury, corporate planning, internal control compliance, and risk management. Upon receiving material information from each department, the committee discusses, as needed, necessary actions to be taken to evaluate whether or not any timely disclosure is needed and to ensure appropriate and timely disclosure of such information.

3. Fundamental Policy Regarding Those Controlling Decisions on Financial and Business Policies

ORIX does not currently have a fundamental policy with regard to measures in response to shareholders with sufficient voting rights to give them control over corporate management. Moreover, ORIX has not recently introduced defensive measures designed to control the acquisition of its stock. The Company plans to proceed with prudent consideration of this issue in light of changes in relevant laws and regulations and in the operating environment, with the intent of taking related measures, if necessary.

4. Internal Control System

ORIX’s internal control system was constructed over a considerable period of time, with risk management policies, frameworks, and other rules and structures put in place for sound Company management. Since it was first established, the entire ORIX Group has been managed on a consolidated basis, leading the ORIX Group to construct an integrated internal control system.

Moreover, in preparation of fiscal 2007 enactment of Article 404 of the Sarbanes-Oxley Act (U.S. Corporate Reform Law) regarding internal control systems related to financial disclosure, ORIX is employing and advancing the development of an internal control system under the framework for internal control proposed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Structural components of an internal control system under the COSO framework include a control environment, risk assessment, control activities, information and communication, and monitoring. Among these, the control environment serves as the foundation for all structural components.

ORIX considers compliance to be the very foundation of internal control. For this reason, we work continuously and actively to create and strengthen a corporate culture with a pervasive emphasis on compliance, with the aim to develop a sound “control environment.”

ORIX defines compliance as including:

(1)	actions that comply with relevant laws and regulations,

(2)	actions that comply with employment regulations and other stipulations of internal rules, manuals, etc.,

(3)	actions that comply with high standards of ethical behavior and common sense generally accepted by society at large, and

(4)	actions that conform with the Company’s EC21 management vision.

ORIX’s promotion of corporate governance began in April 1989, when we changed our name from Orient Leasing Co., Ltd., to ORIX Corporation, and we introduced an ORIX Group Corporate Identity program that specified Group Ideals, Group Management Goals, and Group Action Principles. This is the conceptual root of our compliance programs.

As we neared the 21st century, we articulated three concepts in April 1998 that would characterize our identity and operations in the new century—pride, trust, and respect—thereby extending the conceptual scope of the ideals, management goals, and action principles of the corporate identity program. To foster pride, trust, and respect throughout our operations, we drafted our Corporate Action Principles and Employee Action Principles.

These concepts and principles together form the basis of EC21, a program designed to ensure that ORIX strives to be an “Excellent Company” in the 21st century. EC21 is the base of ORIX’s compliance system. To effectively instill the ideals articulated in EC21 throughout its operations, ORIX established units specializing in compliance promotion and, in February 2002, prepared a compliance manual. This manual includes action guidelines that explain the spirit of EC21 in concrete and specific terms. At the same time, ORIX organized training and other programs to promote greater awareness of, and more attention to, compliance among all the ORIX Group’s employees. In April 2002, ORIX began a Compliance Program containing specific compliance performance measures that continue to be drafted and implemented by executive officers and employees throughout the Group each year.

To quickly discover compliance violations and prevent scandals before they occur, we established a “Compliance Help Line” that individuals can call anonymously.

The New York Stock Exchange Corporate Governance Listing Standards

Our ADRs have been listed on the New York Stock Exchange (NYSE) since 1998. We are therefore required to comply with the NYSE’s new corporate governance listing standards, Section 303A.11, approved by the SEC in November 2003. As a foreign issuer, we are not required to follow several of the NYSE listing standards.

Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt to maintain a NYSE listing and, in accordance with Section 303A.11 of the NYSE’s Listed Company Manual, we provide a brief, general summary of such differences.

The composition of our Board of Directors and committees of our Board differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our Board of Directors or our Nominating, Audit, and Compensation committees. Under Japanese law, a majority of the membership on our committees must be “outside directors”—a Japanese legal concept that shares similarities with the U.S. concept of “independent director.” However, we are not required to include on our Board of Directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors.

Five of our 11 directors are considered outside directors.

Under the Commercial Code of Japan, an outside director is a director (i) who does not execute the company’s business, (ii) who has not before executed the business of the company or its subsidiaries in the capacity of director, executive officer (shikkou-yaku), manager, or employee, and (iii) who does not execute the business of any subsidiary of the company in the capacity of director or executive officer of such subsidiary or in the capacity of manager or any other employee of the company or any of its subsidiaries.

In addition to differences in composition requirements for our Board, we are not required to:

•

make publicly available one or more documents that summarize all aspects of our corporate governance guidelines or prepare a written code that states the objectives, responsibilities, and performance evaluation criteria in a manner that satisfies the NYSE’s requirements or

•	adopt a code of business conduct and ethics for our directors, officers, and employees that addresses fully the topics necessary to satisfy the NYSE’s requirements.

■ Risk Management

We consider management of a variety of risks essential to the effective allocation of management resources and to increasing our corporate value in light of the diversification of our business model and the consequent changes in our risk profile. Accordingly, through the development of a credible information network we have designed our risk management system in a manner that permits us to identify, measure, analyze and evaluate our risks, and to set appropriate policies and limits to manage and hedge such risks.

In order to measure risk, we have adopted different methods in accordance with the characteristics of the assets and operations associated with each business. We alter the methods used to measure risk as a result of changes in our business model or the business environment.

Risk is monitored for each business and for each type of risk. Our monitoring includes details of where capital is used, analysis of changes over time and deviation from initial plans, and evaluation of profitability with respect to risk capital (the maximum magnitude of potential losses). Based on individual risks, monitoring also includes progress reports on particular projects and investments, including the status of exit strategies, comprehensive comparative analyses of projections and actual performance, and analyses of changes over time in important targets.

We continuously refine and strengthen our risk monitoring processes. We use the results of our monitoring by making changes to implement more sophisticated risk measurement methods and improve our risk management system.

The results of our monitoring are reported to senior management through the Investment and Credit Committee, and Group Executive Officer Meetings on a quarterly basis and are part of the fundamental data used to reevaluate risk capital and management strategies.

1. Systems and Functions Supporting Risk Management

Our risk management system is comprised of five principal functions. The first function consists of the sales and marketing departments. Our sales and marketing staff are responsible for a range of risk management functions, including implementing an initial credit analysis and evaluation with respect to potential transactions, and monitoring risks and managing and collecting problem assets with respect to originated transactions.

At the second function, we have four specialized groups responsible for risk management, consisting principally of the Risk Management Headquarters, which is responsible for evaluating and monitoring transactions proposed by our sales and marketing departments and for monitoring operating assets and risk capital and quantifying risk; the Treasury Department, which is in charge of risk related to procurement of funds; the Legal Department, which is in charge of legal risk; and the Compliance Department, which promotes compliance.

The third function of our risk management system is our Investment and Credit Committee, (“ICC”), which is comprised of senior management, including the CEO, COO, CFO, and the executive officer in charge of investment and credit. The ICC meets on average three times a month primarily to review and approve or reject individual credit transactions and investments that exceed certain specified credit or investment amounts.

Our monthly strategy meetings add a fourth function to our risk management system. These meetings, which are held monthly by each segment in principle, perform a particularly important role in the monitoring and control of the various businesses in which we are involved. In these meetings, senior management meets with the executives in charge of individual departments or business units to discuss matters such as the state of achievement of targets and changes in the business environment. Matters discussed in strategy meetings and considered vitally important to our operations are decided on by the ICC and reported to the board of directors as appropriate.

The fifth function of the risk management system is our Group Executive Officer Meetings, comprised of our directors, executive officers and group executives. Important information regarding the execution of duties by such officers of ORIX and the results of monitoring related to risk management and problem assets are discussed at such meetings.

Systems and Functions Supporting Risk Management

2. Types of Risks Managed

(1)	Risk Management of Direct Financing Leases and Installment Loans

The principal risk in direct financing leases and installment loans is the credit risk associated with the customer and its business. Risk management in this field consists of four elements: (i) credit evaluation for each transaction, (ii) management of credit information, (iii) implementation of corrective actions for the management of problem assets and (iv) portfolio management. Our direct financing lease and installment loan businesses are mainly conducted in our Corporate Financial Services segment, The Americas segment and the Asia, Oceania and Europe segment.

● Credit Evaluation for Each Transaction

Staff members in our sales and marketing departments are authorized to approve individual credit transactions within specific limits that are set in line with the seniority of the relevant staff member and determined based on the magnitude of existing and potential new credit and on the corporate value contribution spread (calculated from investment yield, default rates, preservation situation, funding cost and the ratio of administrative costs to capital costs). If a proposed transaction exceeds the relevant limit, it must be referred to the Risk Management Headquarters for approval. If the transaction value exceeds the approval limit of the Risk Management Headquarters, the matter is referred to the ICC for approval. In connection with each potential credit transaction, the relevant sales and marketing department and the Risk Management Headquarters each performs a comprehensive customer credit evaluation based on the relevant customer’s financial position, transactional performance and projected cash flow. The evaluation also covers the collateral or guarantees, terms and conditions and potential profitability of the transaction. The Risk Management Headquarters regularly conducts by-country, by-region and by-industry evaluations to manage exposure to potentially high-risk markets.

● Management of Credit Information

Our Risk Management Headquarters obtains information on bankruptcies, dishonored bills and corporate performance from a number of credit data banks on a daily basis. This information is entered into a central database, which is used to prepare industry analysis reports and warning reports that are provided to relevant sales and marketing departments to keep them current on the condition of important customers. In cases where concerns associated with certain industries or customers arise, we take measures that may include freezing the extension of new credit, or reducing our existing exposure, with respect to the industry or customer in question.

● Corrective Actions for the Management of Problem Assets

We identify and administer problem assets, including debtors who have petitioned for bankruptcy or civil rehabilitation, or other insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose debts are not collected for three months or more, and whose businesses have deteriorated or who are involved in fraud. Preliminary reports on problem assets are prepared and delivered to the Receivables Administration Office and senior management depending on the size of the asset, and all pertinent data on such problem assets are entered into our proprietary database. Our sales and marketing departments work together with our Receivables Administration Office to maintain accurate records of delinquencies and to collect individual problem assets. Collection progress is reported to different levels of management depending on the size of the asset. Furthermore, the Receivables Administration Office regularly makes reports to the Group Executive Officer Meetings regarding overall trends in problem assets and problem assets exceeding a specified amount. Such reports on problem assets exceeding specified amounts includes details on the individual status, balance, and amount of expected recovery of these problem assets.

In making collections, we believe an early response is extremely important. When information is received regarding the emergence of problem assets, our Receivables Administration Office takes immediate action, in cooperation with the relevant sales and marketing departments, to take steps to secure collateral or other guarantees and to begin the collection process. The Receivables Administration Office plays an important role in the collection process by drawing on its accumulated experience in collections and working closely with the sales and marketing departments providing such departments with appropriate guidance beginning with early first notices and extending to compulsory legal measures including seizure of collateral pledged against the exposure and other assets.

● Portfolio Management

In addition to the risks inherent in each individual credit extension and transaction, our Risk Management Headquarters regularly manages the credit risks associated with portfolios of assets. For example, both in Japan and overseas, we regularly evaluate our asset portfolios involving major borrowers by each transactional category, by industry and by type of collateral or guarantee. We also monitor the concentration of specific customers and industries not only by the size of the asset but also by the magnitude of risk capital as assessed based on credit value at risk and other standards. We further classify and manage overseas asset portfolios by region, country and other characteristics.

The information described above is reported regularly to the ICC and Group Executive Officer Meetings by the Risk Management Headquarters.

(2) Risk Management of Operating Leases

A principal risk relating to operating leases is the risk of fluctuation of residual value of the leased property. Credit risk management is discussed above. Here we discuss managing the risk of fluctuation of residual value of the leased item, which is a characteristic most significant to operating leases. Operating leases are mainly located in the Automobile Operations segment, the Rental Operations segment and the Asia, Oceania and Europe segment.

● Residual Value Risk Management

In order to control fluctuations in residual value, we monitor inventories of leased items, market environments and the overall business environment.

Some operating lease items such as ships or aircraft are classified as long-lived assets, but may only be leased out for a few years, and we bear the residual value risk for these items. We primarily limit our ship operating leases to general-purpose ships that are relatively easier to repossess and re-lease. We finance larger ships that may have specific uses, but do not own them, as we do in the case of operating leases. For aircraft, as a rule, we have limited our inventory primarily to narrow-bodied aircraft, which are relatively versatile and easy to lease. We monitor the market values of these ships and aircraft and sell assets as necessary or desirable to reduce our exposure to downward trends in the market or take advantage of upward trends.

(3) Risk Management of Real Estate-Related Businesses

The activities of our real estate-related operations consist principally of the development of residential condominiums and the development and leasing of commercial real estate, as well as the operation of hotels, golf courses and training facilities, and financing operations for these real estate-related businesses. As described in the following subsections, to control risks related to these operations, the ORIX Group has created various internal functions and capabilities, including those for comprehensive investment-related decision-making associated with the analysis and evaluation of individual investments as well as those for monitoring associated with the overall analysis and evaluation of our portfolio.

Experience in Real Estate Development and Management Operations. ORIX has many years of experience autonomously undertaking real estate development, leasing, and management operations that involve office buildings, commercial buildings, and many other kinds of real estate. We have substantial specialized expertise for evaluating the quality and special characteristics of individual real estate assets from concrete and abstract perspectives as well as for assessing related cash flows.

Real Estate Evaluation Specialists. We are able to quickly obtain real estate appraisals and engineering reports from our internal real estate specialists working in the Real Estate Appraisal Group of our Risk Management Headquarters. This group includes a total of 16 certified real estate appraisers and assistant real estate appraisers. In addition, the Construction Management Section of ORIX Real Estate includes 22 certified Class I architects.

Credit Evaluation Experience and Due Diligence Capabilities. We have accumulated substantial credit evaluation know-how for assessing the credit risks associated with general contractors, tenants, and other related parties. ORIX includes companies specialized in property management and due diligence. These companies facilitate our acquisition of diverse real estate-related information and also enable us to evaluate real estate from specialized perspectives.

Specialist Cooperation. We believe that we can make quick real estate-related investment and finance decisions because our management structure facilitates close cooperation among a number of our specialist groups, including those responsible for legal, accounting, tax, and compliance issues.

Real estate-related business matters are decided by the ICC, which ascertains various risks including reputation risk, taking into account the opinions and valuations of specialized departments based on a number of indices for measuring profitability.

Regarding our real estate-related business portfolio, we place a heavy emphasis on the monitoring of business strategies and schedules. When changes in plan or fluctuations in revenues or schedules are observed, the business strategy is reevaluated.

Additionally, we work toward controlling or reducing risk by monitoring risk according to the characteristics of each business. Examples of factors we monitor are, in the case of our non-recourse loan business, the interest spread, the loan-to-value ratio, (“LTV ratio”), the debt service coverage ratio and other terms and conditions such as the amount of equity provided interest rate reserves and guarantees; in the case of our residential condominium business, the completed inventory, sales period and profit margin; and in the case of our development, leasing and management operations, the schedule, Net Operating Income, holding period and profits. Results from the monitoring and evaluation of actual performance are included among factors used to calculate the magnitude of risk capital. Moreover, monitoring results are categorized according to business mode, asset type, location, and other characteristics before being reported at regular intervals to the ICC and the Group Executive Officer Meetings.

(4) Risk Management of Investment Operations

ORIX is expanding its investment operations in areas such as private equity investment, venture capital investment, and corporate rehabilitation. These businesses are located primarily in the Real Estate segment, Other segment and Asia, Oceania and Europe segment.

In order for us to ensure that the checks and balances in our operations are more effective, we examine new business transactions from perspectives different from those traditionally employed in credit evaluations. For example, we may consider the overall viability of a particular business along with its investment and financing scheme. In order to examine new business transactions from different perspectives, we make use of our accounting, tax, and legal specialists for due diligence such as risk analysis and asset evaluations.

In our investment operations we believe that the monitoring of business strategy and schedules are important elements of risk management. We re-examine our business strategy when we identify changes in factors such as investment strategies and value-enhancing events, or fluctuations in revenues and schedules.

Performance evaluation through monitoring is also used as an element in the calculation of risk capital. Regular reports on our portfolio of investments are made in detail to the ICC, the Group Executive Officer Meetings and monthly strategy meetings. We use a system whereby changes in distributions in assets and risk capital are identified and analyzed according to different categories, by exit strategy, by transaction period, by transaction balance, by industry, by country, and by investment share, thereby helping us to control and reduce risk.

(5) Risk Management of Investment in Securities

● Stock and Bond Valuation Loss Risk Management

Our sales and marketing departments in Japan and Group companies in Japan and overseas that make investments in the equity or debt securities of other companies, along with our Risk Management Headquarters, monitor market trends and the condition of those companies which allows for a quick response to mitigate market risks associated with those investments. A substantial portion of the marketable equity securities we hold consists of those held to maintain our business relationships in Japan. As with general credit risk management, our sales and marketing departments monitor the market environment, operating results and financial condition of the companies in which we invest, and our Risk Management Headquarters provides credit information and industry analysis reports to our sales and marketing departments. Based on information on the unrealized gains or losses of the securities and the probability of companies defaulting on their obligations estimated by a proprietary model, our Risk Management Headquarters makes recommendations, which may include the sale of securities or the conduct of more detailed analysis of particular companies.

In connection with investments in securities by ORIX Life Insurance in Japan and ORIX USA in the United States, our investment departments regularly monitor interest rate policy, economic conditions, and securities and financial market trends. We also analyze on a daily basis price movements of securities, profits and losses on each investment and financial conditions of companies in which we invest and other factors. Our risk management departments review and compare daily reports against internal guidelines, and macro and microeconomic conditions, while the risk management departments also verify that our guidelines are being followed properly. The investment departments take actions based on our approved guidelines for conducting sales of securities to recognize gains, to reduce losses and to reduce positions.

(6) Risk Management Relating to Funds Procurement

● Liquidity Risk Management

We manage liquidity risk by diversifying our funding sources, establishing committed credit lines with financial institutions and adjusting levels of short- and long-term funding taking into consideration prevailing market conditions. We also recognize and manage liquidity risk through asset-liability risk management.

● Interest Rate Risk Management and Exchange Rate Risk Management

We manage risk associated with fluctuations in interest and exchange rates related to our assets and liabilities. In order to deal appropriately with these risks, policies are determined by the ICC for asset-liability management (“ALM”), and reports on the present status of our risk profile based on the ALM policy on future responses are carried out at the Group Executive Officer Meetings. In addition, we have set up rules and guidelines in relation to ALM. The guidelines specify risk management methods and responses in detail. A report concerning ALM is prepared monthly and submitted to the executive officer in charge of the Treasury Department and our CFO. The report includes ALM conditions of our principal overseas subsidiaries. Furthermore, our Risk Management Headquarters monitors ALM through monthly ALM reports.

● Derivative Risk Management

We use derivative transactions as hedges for the appropriate management of interest rate and exchange rate risks. We have established a set of derivative transaction management rules for the entire ORIX Group to recognize and manage these risks properly. Furthermore, each company of ORIX, which conducts derivative transactions, has, under the rules, established derivative transactions management guidelines. In accordance with the guidelines, we specify procedures for the conduct of derivative transactions methods of reporting such transactions, and methods for evaluating the effectiveness of hedges; and we have allocated responsibility for execution of derivative transactions, evaluation thereof and certain administrative tasks relating thereto to separate departments, thereby establishing a system of internal controls. We use derivative transactions such as interest rate swaps and interest rate caps for the purpose of hedging interest rate risk, and forward exchange contracts and foreign currency swaps for the purpose of hedging exchange rate risk.

(7) Legal Risk Management

Transactional legal risk is a major type of legal risk that we face in our business. Transactional legal risk includes the risk that the contracts into which we enter contain unintended conditions, are not legally effective or cannot be carried out as stipulated in the contract, or that the transactions in which we participate involve activities that violate, or are not in strict compliance with, applicable laws. When we consider a new transaction, new product development or other new business activities, our risk management system requires an examination of these types of legal risks.

In an attempt to prevent and mitigate such legal risks, in Japan we require, in principle, that our Legal Department be involved in transactions from the early stages when a transaction is first considered through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. Our Legal Department is also involved in the process for the approval of such contracts. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers. To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that our Legal Department be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties. The status of any lawsuits are reported to the Group Executive Officer Meetings regularly.

We monitor possible changes in the law, as information becomes available. As necessary or appropriate, we may also initiate preparatory measures to address the requirements of new laws that are expected to take effect in the future and implement steps to ensure that we are, and continue to be, in compliance with new laws as they take effect.

Overseas, each Group company is working to avoid, prevent, and mitigate risks through programs involving an in-house lawyer and, when necessary, with the involvement of outside lawyers and others. In addition, the Legal Department conducts monitoring activities to prevent the violation of intellectual property rights, and quickly arranges countermeasures when violations are discovered.

(8) Operational Risk Management

As our business has expanded in recent years, the importance of operational risk management has increased as a significant component of overall risk management. Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. As part of operational risk management, we are attempting to further strengthen our internal control and compliance functions.

Specific steps taken by us to strengthen internal control, and manage and reduce operational risk, include evaluation and monitoring of risk by the Risk Management Headquarters, monitoring of administrative processes by the Internal Audit Department, and the implementation of technical administration measures performed by ORIX Computer Systems.

The Internal Audit Department monitors the effectiveness and efficiency and compliance with applicable rules and regulations by our various operations; the status of improvements to and compliance with our internal rules; and the status of self-evaluations based on an annual internal audit plan that focuses on material risks. As a result of monitoring, we evaluate the current status of internal controls and make improvements as necessary.

Additionally, for strengthening compliance functions, the Compliance Department has distributed to all employees in Japan and higher-ranking officers in its overseas subsidiaries a compliance manual. Each year, the department also plans and executes a “compliance program” encompassing such activities as those to identify and evaluate operational risks and other compliance risks, select the important risks, and take measures to reduce those risks. These measures increase awareness of compliance issues within the Group and also promote reforms such as those aimed at building more-effective compliance systems.

Regarding natural disaster risk, ORIX established Natural Disaster Risk Management Regulations in December 2005. ORIX has developed a system in which the Human Resources & Corporate Administration Headquarters supervises the coordination of recovery activities after the occurrence of a natural disaster in Japan, while the International Headquarters handles the overseas function. By distributing a natural disaster manual to its employees and carrying out disaster drills in accordance with these regulations, ORIX is improving its infrastructure by establishing an effective management system and maintaining a framework to respond appropriately to natural disaster risk.

(9) Risk Management of Individual Businesses

In addition to the risk management activities described above, we also seek to manage risk specific to our individual businesses, including those described below.

● Housing Loans

ORIX Trust and Banking specializes in providing three main types of housing loans: (i) housing loans for self-occupancy purposes; (ii) loans for the purchase of one-room condominium units for investment purposes; and (iii) loans for the purchase of rental apartment buildings.

ORIX Trust and Banking carries out a detailed examination of each potential client’s ability to repay in line with such client’s particular lifestyle after conducting an in-person interview. In addition, we evaluate relevant real estate market information and estimate cash flows to be derived from the real estate property and the value of the collateral.

When we make housing loans to individuals for the purchase of property for self-occupancy purposes, we place particular emphasis on the stability of the borrower’s disposable income and analyze the existence of other debts and expenses.

Borrowers of our housing loans provided for the purchase of single condominium units for investment purposes are primarily doctors, civil servants and managers from listed companies with relatively high salaries. We carry out stress tests on borrowers that have several properties to determine the extent to which the rental income can decline before they will be unable to make their payments.

Before we make a loan to finance the purchase of an apartment building, we perform a rental simulation to estimate vacancy rates based on the surrounding market, the impact of a rise in interest rates and expected future costs. Through this simulation, we evaluate the potential borrower’s ability to repay.

When a borrower has outstanding loans from us in excess of a specified amount, we conduct quarterly evaluations of the borrower’s income and the occupancy rate of the borrower’s rental units to evaluate the borrower’s ability to repay. We also evaluate the value of the collateral underlying the loan. For loans that have gone into default, or for which there are concerns about the borrower’s ability to repay, we evaluate the reason for the problem, the borrower’s total liabilities and the income from the borrower’s properties, and take measures that we deem appropriate for collection.

● Consumer Card Loans

ORIX Credit provides non-collateralized consumer card loans with limits of up to ¥5 million.

Based on extensive individual credit evaluation know-how, as well as a proprietary scoring system that is founded on a database accumulated over many years, we have created a unique credit evaluation model. We evaluate customer creditworthiness based on an analysis of customer attributes centered on income level as well as diverse other factors that may affect the borrower’s ability to repay, such as past credit quality and other debt. Then we set the levels of interest rates and credit limits in line with each customer’s credit risk.

Regarding card loan contracts, depending on customers’ financial condition at the initial contract date, we obtain information from several consumer credit bureaus and undertake intermediate credit evaluations at regular intervals from three to twelve months to constantly monitor changes in the customers’ financial condition.

Intermediate credit evaluations examine changes in customers’ attributes and other debt, analyze the customers’ repayment history with respect to ORIX Credit and other creditors. Moreover, particularly regarding customers with deteriorating credit, we provide counseling programs and through those programs work to gain a more detailed understanding of customers’ situations.

Depending on the results of evaluations, we will take such necessary measures as those to discontinue supplementary loans or reduce credit limits, thereby endeavoring to continually control credit risk.

In response to requests for credit limit increases, we perform a credit limit increase investigation that is similar to intermediate credit evaluations and entails a confirmation of the customer’s attributes, other debt, and repayment capability.

In addition to ongoing credit management regarding individual customers, we undertake portfolio credit risk management processes with respect to our overall card loan portfolio at regular intervals.

Specifically, we monitor trends in loan balances, delinquent payments, and uncollectible loans broken down by type of loan, customer attributes, customer credit status, and other characteristics. The results of this analysis are used to calculate the amount of risk capital required. We also regularly monitor trends in the external environment—such as trends in the numbers of personal bankruptcies and completely unemployed persons—and use that information to project future changes in credit risks with the goal of further increasing the overall appropriateness of our credit risk control systems.

● Life Insurance

ORIX Life Insurance’s marketing channels fall into two main categories: the direct channel, in which customers request information and submit applications via the Internet, and the agency channel, in which policyholders are recruited by insurance agencies.

Because the direct channel entails handling such personal information as addresses and birth dates over the Internet, ORIX Life Insurance employs various methods to prevent information leaks, such as the use of secure socket layer-compatible (“SSL-compatible”) website technology and page settings that prevent input data from remaining displayed on computer screens. Similarly, for the agency channel, ORIX Life Insurance sets rigorous standards that must be met by newly registered agencies and also conducts strict examinations of such new agencies. When new agencies are registered, their staff undergoes training courses focused primarily on compliance issues related to insurance soliciting. ORIX Life Insurance also regularly conducts operational inspections of registered agencies that examine such situations as agency management and marketing staff management, and it provides its agencies with educational programs and guidance designed to promote appropriate marketing activities.

Before finalizing insurance contracts, ORIX Life Insurance endeavors to prevent the acceptance of fraudulent contracts by rigorously examining health condition declarations and medical examination reports as well as by taking steps to confirm associated marketing-related situations. These measures promote the fair and equitable treatment of policyholders and, because they are recognized to be important determinants of future insurance-related profitability, ORIX Life Insurance promotes their effective execution by creating systems designed with such objectives as ensuring the hiring of sufficient staff and encouraging staff to acquire specialized know-how.

Because insurance premiums received from customers are meant to support the payment of future insurance benefits, the statutorily specified levels of funds are accumulated in a policy reserve, and this reserve is regularly evaluated to confirm its sufficiency. Fund management operations are carried out with the goal of obtaining stable returns. Besides measures to appropriately disperse risks, ORIX Life Insurance regularly monitors credit risks, market risks, liquidity risks, and other kinds of risks, and its business systems call for risk monitoring reports to be presented to top management. In order to make insurance payments in an appropriate, accurate and timely manner when claims occur, ORIX Life Insurance recently strengthened their administrative and management structure, and enhanced the processing capacity of their computer system.

● United States

Our operations in the United States are involved in several business areas, including corporate finance, investment banking, and real estate-related businesses.

The following sections overview the risk management systems applied to corporate finance operations and real estate development and other investment and financing operations as well as the M&A, business valuation, and other operations of Houlihan Lokey.

• Investment and Finance

The organizational structure of the risk management function at each of our principal subsidiaries in the United States includes dedicated credit evaluation staff in the sales and marketing departments and independent risk management staff who manage portfolio and credit risks. Depending on the amount, credit approval limits for new transactions require in principle the joint approval of senior management of our subsidiaries in the United States, which include senior ORIX management stationed there, while transactions over a certain amount require approval of the ICC. In addition, we have a system of checks in place in which the details of overseas monitoring of individual transactions and portfolios are reported to our Risk Management Headquarters. For new transactions, we employ internal credit risk ratings as a method to continuously monitor individual transactions at the time of, and after, origination. Guidelines of credit ratings are set in accordance with the characteristics of the operations associated with each business. After a transaction has been completed, each unit is responsible for making proposals on changes in individual risk ratings. Specific reserves and provisioning requirements are determined at quarterly risk management review meetings. Results of these review meetings are reported to our CEO and the executive officer responsible for overseas activities.

• M&A and Financial Advisory

Houlihan Lokey has two committees that play important risk management roles; the Commitment Committee, which determines standards and procedures for undertaking such advisory projects as those related to M&A transactions, and the Opinion Committee, which considers and reviews business valuation and advisory opinion projects.

■ Review of Performance in Fiscal 2007/Funding and Liquidity

Guide to ORIX’s Financial Statements (Continued)

Our revenues are classified to reflect the diverse nature of business development and the characteristics of transactions. (For individual items, please refer to “Review of Performance in Fiscal 2007” on page 66 and the “Notes to Consolidated Financial Statements” starting on page 91.)

We provide detailed consolidated statements of income for investors as required under U.S. GAAP, but, because the items are numerous, the analysis of our consolidated statements of income can become quite complex. One approach to analyzing the consolidated financial statements is to look first at the three major items of our statements of income.

Of course, this is not intended to be a substitute for the consolidated statements of income under U.S. GAAP, but it may provide an aid in analyzing ORIX’s earnings.

Three Major Items

1) Contributions to earnings from revenues, equity method affiliates, and others (colored light gray in the following examples)

2) Deductions from earnings for expenses, income taxes, and others (colored dark gray in the following examples)

3) Operating income, income before income taxes, and net income (colored blue in the following examples)

Table 1 below is an example showing the different components for the fiscal year ended March 31, 2007 and the corresponding 10 major items. Table 2 on the opposite page shows a five-year summary using this method.

Table 1. Simplifying the Consolidated Statements of Income

Consolidated Statements of Income	(Millions of yen)	Simplified Consolidated Statements of Income	(Millions of yen)
Revenues		Deduction(s) for Expenses Corresponding Directly to Revenues
Direct Financing Leases	¥90,445	—	¥90,445
Operating Leases	257,080	Subtract Costs of Operating Leases	91,975
Interest on Loans and Investment Securities	201,531	—	201,531
Brokerage Commissions and Net Gains on Investment Securities	70,684	—	70,684
Life Insurance Premiums and Related Investment Income	132,835	Subtract Life Insurance Costs	17,270
Real Estate Sales	87,178	Subtract Costs of Real Estate Sales	13,179
Gains on Sales of Real Estate under Operating Leases	22,958	—	22,958
Other Operating Revenues	279,842	Subtract Other Operating Expenses	132,149
Total Revenues	1,142,553	Œ Revenues, Net of Corresponding Expenses	640,191
Expenses
Interest Expense	81,541	 Interest Expense Deducted in Œ	81,541
Costs of Operating Leases	165,105	Deducted in Œ
Life Insurance Costs	115,565	Deducted in Œ
Costs of Real Estate Sales	73,999	Deducted in Œ
Other Operating Expenses	147,693	Ž SG&A Expenses	253,467
Selling, General and Administrative (SG&A) Expenses	253,467	 Provisions, etc.	23,017
Provision for Doubtful Receivables and Probable Loan Losses	13,798	Included in 
Write-Downs of Long-Lived Assets	3,163	Included in 
Write-Downs of Securities	5,592	Included in 
Foreign Currency Transaction Loss (Gain), Net	464	N/A
Total Expenses	860,387	 Operating Income	282,166
Operating Income	282,166	‘ Equity Method Affiliates, Net	33,908
Equity in Net Income of Affiliates	31,946	Included in ‘
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Loss	1,962	’ Income before Income Taxes	316,074
Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	316,074	“ Provision for Income Taxes	126,358
Provision for Income Taxes	126,358	” Minority Interests	4,781
Minority Interests in Earnings of Subsidiaries, Net	4,781	N/A
Income from Continuing Operations	184,935	• Discontinued Operations and Others	11,571
Discontinued Operations, Net of Applicable Tax Effect	10,998	N/A
Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	195,933	Included in •
Extraordinary Gain, Net of Applicable Tax Effect	573	Net Income	196,506
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	—
Net Income	196,506

Four-Step Process to View 10 Major Components of Consolidated Statements of Income

Step 1	+	Œ Start with “Revenues, Net of Corresponding Expenses”	Revenue items from the consolidated statements of income minus expense items that correspond to particular revenues. See opposite page for details.

Step 2		 Subtract “Interest Expense”	Directly from consolidated statements of income
	–	Ž Subtract “SG&A Expenses”	Directly from consolidated statements of income
		 Subtract “Provisions, etc.”	Total of “Provision for Doubtful Receivables and Probable Loan Losses,” “Write-Downs of Long-Lived Assets,” “Write-Downs of Securities,” and “Foreign Currency Transaction Loss, Net”

	=	 Operating Income	Same as figures in the consolidated statements of income

Step 3	+	‘ Add (Subtract) “Equity Method Affiliates, Net	Equity in Net Income of Affiliates and Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Loss

	=	’ Income before Income Taxes	Same as figures in the consolidated statements of income

Step 4	–	“ Subtract “Provision for Income Taxes”	Directly from consolidated statements of income
		” Minority Interests	Directly from consolidated statements of income
	+	• Add “Discontinued Operations and Others”	Same as “Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes”
	=	Net Income	Same as figures in the consolidated statements of income

Table 2. Five-Year Summary of Simplified Consolidated Statements of Income

	(Millions of yen)
	2003	2004	2005	2006	2007
Œ Revenues, Net of Corresponding Expenses	¥365,093	¥363,975	¥407,040	¥488,917	¥640,191
 Interest Expense	68,942	56,825	51,985	59,168	81,541
Ž SG&A Expenses	138,129	153,129	168,152	185,950	253,467
 Provisions, etc.	118,999	66,667	56,758	28,842	23,017
 Operating Income	39,023	87,354	130,145	214,957	282,166
‘ Equity Method Affiliates, Net	8,205	17,382	23,390	34,812	33,908
’ Income before Income Taxes	47,228	104,736	153,535	249,769	316,074
“ Provision for Income Taxes	20,365	51,387	67,498	96,790	126,358
” Minority Interests	721	1,046	2,456	3,221	4,781
• Discontinued Operations and Others	4,101	1,717	7,915	16,630	11,571

Net Income	30,243	54,020	91,496	166,388	196,506

Review of Performance in Fiscal 2007

1. Overview of performance

Revenues

Total revenues for the fiscal year ended March 31, 2007 (fiscal 2007) surged 23%, compared with the previous fiscal year, to ¥1,142,553 million ($9,679 million). During the fiscal year under review, revenues from direct financing leases and life insurance premiums and related investment income decreased, but operating leases, interest on loans and investment securities, brokerage commissions and net gains on investment securities, real estate sales, gains on sales of real estate under operating leases, and other operating revenues all increased year on year.

Expenses

Total expenses rose 20% compared with the previous fiscal year to ¥860,387 million ($7,289 million). Increases were seen in interest expense, costs of operating leases, costs of real estate sales, other operating expenses, selling, general and administrative expenses, and write-downs of securities, but life insurance costs, provision for doubtful receivables and probable loan losses, and write-downs of long-lived assets declined year on year.

Operating Income, Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain, and Net Income

Operating income for fiscal 2007 increased 31% to ¥282,166 million ($2,390 million). In the fiscal year under review, ORIX recorded equity in net income of affiliates of ¥31,946 million ($270 million) and gains on sales of subsidiaries and affiliates and liquidation loss of ¥1,962 million ($17 million). As a result, income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain rose 27% to ¥316,074 million ($2,677 million).

Provision for income taxes of ¥126,358 million ($1,070 million), minority interests in earnings of subsidiaries, net of ¥4,781 million ($40 million), and income from discontinued operations, net of applicable tax effect of ¥10,998 million ($93 million) were recorded, and net income increased 18% compared with the previous fiscal year, to ¥196,506 million ($1,665 million).

New Business Volumes

New business volumes for direct financing leases (new equipment acquisitions) dropped 20%, to ¥636,723 million ($5,394 million), owing to a decrease in Japan as well as in The Americas segment of overseas business volume. New business volume for installment loans climbed 21%, to ¥2,226,282 million ($18,859 million), mainly due to growth in loans to corporations in Japan and overseas.

The volume of new operating leases advanced 10% compared with fiscal 2006, to ¥348,561 million ($2,953 million), mainly because of growth in investment in rental real estate and in transportation equipment in Japan and overseas. New securities surged 40% year on year, to ¥331,055 million ($2,804 million), with a rise in Japan principally reflecting higher investment in bonds issued by SPEs, while growth overseas was mostly attributable to an increase in The Americas segment. Other operating transactions climbed 63% from the previous fiscal year, to ¥215,409 million ($1,825 million), primarily owing to the acquisition of assets for real estate operations.

Operating Assets

Reflecting ORIX’s continued policy of increasing the rigor of its selectivity regarding operating assets to ensure that assets generate returns commensurate with associated risks, investment in direct financing leases declined, but installment loans, investment in operating leases, investment in securities, and other operating assets were all up. As a result, operating assets increased 13% compared with the previous fiscal year-end, to ¥6,638,466 million ($56,234 million).

Earnings Summary

	(Millions of yen)
	2006	2007	¥ Change	% Change
Operating revenues	¥929,882	¥1,142,553	¥212,671	22.9
Operating expenses	714,925	860,387	145,462	20.3
Operating income	214,957	282,166	67,209	31.3
Income before income taxes*	249,769	316,074	66,305	26.5
Net income	166,388	196,506	30,118	18.1
* Income before income taxes refers to income before income taxes, minority interests in earnings of subsidiaries, discontinued operations, and extraordinary gain.

New Business Volumes
	(Millions of yen)
	2006	2007	¥ Change	% Change
Direct financing leases (new receivables added)	¥888,912	¥720,840	¥(168,072)	(18.9)
Direct financing leases (new equipment acquisitions)	800,802	636,723	(164,079)	(20.5)
Installment loans	1,834,192	2,226,282	392,090	21.4
Operating leases	317,645	348,561	30,916	9.7
Investment in securities	235,932	331,055	95,123	40.3
Other operating transactions	132,017	215,409	83,392	63.2

Balance of Operating Assets
	(Millions of yen)
	2006	2007	¥ Change	% Change
Investment in direct financing leases	¥1,437,491	¥1,258,404	¥(179,087)	(12.5)
Installment loans	2,926,036	3,490,326	564,290	19.3
Investment in operating leases	720,096	862,049	141,953	19.7
Investment in securities	682,798	875,581	192,783	28.2
Other operating assets	91,856	152,106	60,250	65.6

Total operating assets	5,858,277	6,638,466	780,189	13.3
Other	1,384,178	1,568,721	184,543	13.3

Total assets	¥7,242,455	¥8,207,187	¥964,732	13.3

Note: Parentheses indicate negative numbers or percentages.

Shareholders’ Equity, ROE, and ROA

Shareholders’ equity grew 25% to ¥1,194,234 million ($10,116 million) in fiscal 2007 due to an increase of ¥22,970 million in common stock and additional paid-in capital from the conversion of convertible bonds, an increase in retained earnings from ¥733,386 million to ¥921,823 million ($7,809 million), and an increase in accumulated other comprehensive income from ¥27,603 million to ¥55,253 million ($468 million).

While total assets grew 13% compared with the end of fiscal 2006, the growth in shareholders’ equity contributed to an improvement in the shareholders’ equity ratio from 13.17% to 14.55%. ROE declined from 19.80% to 18.30%, while ROA rose from 2.50% to 2.54%.

Shareholders’ Equity, ROE, and ROA

	(Millions of yen)
	2006	2007	¥ Change	% Change
Shareholders’ equity ratio	13.17%	14.55%	—	—
Return on equity	19.80%	18.30%	—	—
Return on assets	2.50%	2.54%	—	—
Net income	¥166,388	¥196,506	¥30,118	18.1
Shareholders’ equity	¥953,646	¥1,194,234	¥240,588	25.2
Total assets	¥7,242,455	¥8,207,187	¥964,732	13.3

Notes: 1.	The shareholders’ equity ratio equals shareholders’ equity at fiscal year-end divided by total assets as of the fiscal year-end.
2.	Return on equity equals net income for the fiscal year divided by the average of the beginning and ending balances of shareholders’ equity.
3.	Return on assets equals net income for the fiscal year divided by the average of the beginning and ending balances of total assets.

Per Share Data

	(Yen)
	2006	2007	¥ Change	% Change
Net income (basic earnings per share)	¥1,883.89	¥2,177.10	¥293.21	15.6
Net income (diluted earnings per share)	1,790.30	2,100.93	310.63	17.4
Cash dividends	40.00	90.00	50.00	125.0
Shareholders’ equity	10,608.97	13,089.83	2,480.86	23.4

2. Details of Operating Results

(1)	Revenues, New Business Volumes, and Operating Assets

Œ Direct Financing Leases1

Revenues from direct financing leases decreased 6% to ¥90,445 million ($766 million) compared to the previous fiscal year. In Japan, revenues from direct financing leases were down 12% to ¥62,615 million ($530 million) compared to ¥71,279 million in the previous fiscal year due primarily to the lower level of operating assets. Overseas, revenues were up 12% to ¥27,830 million ($236 million) compared to ¥24,857 million in the previous fiscal year due to the expansion of the leasing operations in the Asia, Oceania and Europe segment.

The volume of new equipment acquisitions decreased 20% to ¥636,723 million ($5,394 million) compared to the previous fiscal year. New equipment acquisitions by Japanese operations decreased 20% in fiscal 2007, as a result of our selective process in accumulating quality operating assets (assets with appropriate risk and return). New equipment acquisitions by overseas operations decreased 24% in fiscal 2007 due primarily to declines in The Americas segment.

Investment in direct financing leases as of March 31, 2007 decreased 12% to ¥1,258,404 million ($10,660 million) compared to the previous fiscal year. Assets in Japan decreased 13% due to declines of new equipment acquisition and the securitization of lease receivables. Assets overseas decreased 12% due primarily to declines in The Americas segment.

ORIX sold in securitization ¥167,567 million ($1,419 million) of direct financing leases in Japan that were treated as off-balance-sheet assets in fiscal 2007, compared with ¥108,973 million in the previous fiscal year. Gains from the securitization of direct financing lease assets were ¥4,237 million ($36 million) in fiscal 2007, compared with ¥4,733 million in the previous year, which were recorded in revenues of direct financing leases. The balance of direct financing lease assets treated as off-balance-sheet assets was ¥289,694 million ($2,454 million) as of March 31, 2007, compared with ¥193,998 million as of March 31, 2006.

Direct Financing Leases

	(Millions of yen)
	2006	2007	¥ Change	% Change
Direct financing lease revenues	¥96,136	¥90,445	¥(5,691)	(5.9)
Japan	71,279	62,615	(8,664)	(12.2)
Overseas	24,857	27,830	2,973	12.0
New receivables added	¥888,912	¥720,840	¥(168,072)	(18.9)
Japan	707,427	566,863	(140,564)	(19.9)
Overseas	181,485	153,977	(27,508)	(15.2)
New equipment acquisitions	¥800,802	¥636,723	¥(164,079)	(20.5)
Japan	623,360	501,699	(121,661)	(19.5)
Overseas	177,442	135,024	(42,418)	(23.9)
Investment in direct financing leases	¥1,437,491	¥1,258,404	¥(179,087)	(12.5)
Japan	1,107,809	966,907	(140,902)	(12.7)
Overseas	329,682	291,497	(38,185)	(11.6)

1	Direct financing leases consist of full-payout leases. For information on the recognition of revenues for direct financing leases, see Note 1 (e) on page 91. For further details on investment in direct financing leases, see Note 4 on page 100. For information on the securitization of direct financing leases, see Note 9 on page 106.

Investment in Direct Financing Leases by Category

	(Millions of yen)
	2006	2007	¥ Change	% Change
Information-related and office equipment	¥175,389	¥171,389	¥(4,000)	(2.3)
Industrial equipment	226,939	189,319	(37,620)	(16.6)
Commercial services equipment	175,712	147,436	(28,276)	(16.1)
Transportation equipment	530,930	465,923	(65,007)	(12.2)
Other	328,521	284,337	(44,184)	(13.4)

Total	¥1,437,491	¥1,258,404	¥(179,087)	(12.5)

2. Operating Leases2

Revenues from operating leases increased 22% compared with the previous fiscal year to ¥257,080 million ($2,178 million) in fiscal 2007. In Japan, revenues from automobile and real estate operating leases increased as well as an increase in revenues from the precision measuring and other equipment rental operations. As a result, revenues from operating leases in Japan climbed 22% year on year. Overseas, revenues from automobile operating leases increased in the Asia, Oceania and Europe segment and overall revenues rose 23% compared with the previous fiscal year. In fiscal 2006 and 2007, gains from the disposition of operating lease assets other than real estate were ¥7,184 million and ¥12,105 million ($103 million), respectively, and are included in operating lease revenues.

The volume of new equipment acquisitions under operating leases increased by 10% to ¥348,561 million ($2,953 million) in fiscal 2007 due primarily to an increase in the purchase of rental purpose real estate and transportation equipment mainly including automobiles in Japan and overseas.

Investment in operating leases increased 20% to ¥862,049 million ($7,302 million) in fiscal 2007. These investments rose 19% in Japan and 22% overseas due primarily to an increase in investments in rental purpose real estate and automobile leases.

Operating Leases

	(Millions of yen)
	2006	2007	¥ Change	% Change
Operating lease revenues	¥209,915	¥257,080	¥47,165	22.5
Japan	158,839	194,359	35,520	22.4
Overseas	51,076	62,721	11,645	22.8
New equipment acquisitions	¥317,645	¥348,561	¥30,916	9.7
Japan	249,829	258,338	8,509	3.4
Overseas	67,816	90,223	22,407	33.0
Investment in operating leases	¥720,096	¥862,049	¥141,953	19.7
Japan	578,221	689,646	111,425	19.3
Overseas	141,875	172,403	30,528	21.5

2	Revenues from operating leases are recorded on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. For information on recognition of revenues for operating leases, see Note 1 (e) on page 91. For details on the acquisition cost and accumulated depreciation of operating lease assets, see Note 5 on page 100.

Investment in Operating Leases by Category

	(Millions of yen)
	2006	2007	¥ Change	% Change
Transportation equipment	¥286,006	¥348,173	¥62,167	21.7
Measuring equipment and personal computers	62,241	72,542	10,301	16.6
Real estate and other	371,849	441,334	69,485	18.7

Total	¥720,096	¥862,049	¥141,953	19.7

Ž Installment Loans and Investment Securities3

Installment Loans

Interest on installment loans increased 24% compared with the previous fiscal year to ¥181,972 million ($1,541 million) in fiscal 2007. Revenues from interest on installment loans in Japan increased 18% due primarily to an expansion of non-recourse loans and loans to corporate borrowers. Interest on overseas installment loans increased 59% in fiscal 2007 primarily as a result of the contribution from loans to corporate borrowers in The Americas segment and the loan servicing operations in the Asia, Oceania and Europe segment.

New loans added increased 21% compared with the previous fiscal year to ¥2,226,282 million ($18,859 million) in fiscal 2007 due primarily to an increase in non-recourse loans and loans to corporate borrowers both in Japan and overseas.

The balance of installment loans as of March 31, 2007 increased 19% to ¥3,490,326 million ($29,567 million) compared to the balance as of March 31, 2006. The balance of installment loans for borrowers in Japan rose by 18% due primarily to increased non-recourse loans and loans to corporate borrowers, and the balance of installment loans for overseas borrowers increased 27% due primarily to increased loans to corporate borrowers in The Americas segment.

ORIX sold in securitization ¥88,150 million ($747 million) of installment loans in Japan that were treated as off-balance-sheet assets in fiscal 2007, compared with ¥76,043 million in the previous fiscal year. Gains from the securitization of installment loans were ¥3,146 million ($27 million) in fiscal 2007, compared with ¥1,776 million in the previous year, which were recorded in interest on installment loans. The balance of installment loans treated as off-balance-sheet assets was ¥154,357 million ($1,308 million) as of March 31, 2007, compared with ¥139,511 million as of March 31, 2006.

3	For recognition of interest on installment loans, see Note 1 (e) on page 91, for other information on installment loans, see Note 6 on page 106, and for securitization, see Note 9 on page 106. For information on investment securities, see Note 1 (i) on page 93 and Note 8 on page 104.

Installment Loans

	(Millions of yen)
	2006	2007	¥ Change	% Change
Interest on installment loans	¥147,287	¥181,972	¥34,685	23.5
Japan	126,992	149,628	22,636	17.8
Overseas	20,295	32,344	12,049	59.4
New loans added	¥1,834,192	¥2,226,282	¥392,090	21.4
Japan	1,641,382	1,941,828	300,446	18.3
Overseas	192,810	284,454	91,644	47.5
Installment loans	¥2,926,036	¥3,490,326	¥564,290	19.3
Japan	2,655,420	3,145,424	490,004	18.5
Overseas	270,616	344,902	74,286	27.5

Installment Loans by Region and Loan Type
	(Millions of yen)
	2006	2007	¥ Change	% Change
Borrowers in Japan:
Consumer: Housing loans	¥654,171	¥627,659	¥(26,512)	(4.1)
Card loans	318,910	335,288	16,378	5.1
Other	113,217	92,666	(20,551)	(18.2)

Subtotal	1,086,298	1,055,613	(30,685)	(2.8)

Corporate: Real estate companies	416,128	620,946	204,818	49.2
Commercial, industrial and other companies	1,002,076	1,302,595	300,519	30.0

Subtotal	1,418,204	1,923,541	505,337	35.6

Total (Japan)	2,504,502	2,979,154	474,652	19.0

Overseas corporate, industrial and other borrowers	254,994	304,391	49,397	19.4
Purchased loans*	153,158	191,959	38,801	25.3
Loan origination costs, net	13,382	14,822	1,440	10.8

Total	¥2,926,036	¥3,490,326	¥564,290	19.3

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which is probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate companies and commercial, industrial, and other companies in Japan.

Investment Securities

Interest on investment securities increased 57% compared with the previous fiscal year to ¥19,559 million ($166 million). In Japan due primarily to a higher balance of securities, interest on investment securities increased 100% year on year, and overseas interest increased 48% year on year due to an increase in interest on investment securities in The Americas segment.

New securities added* increased 40% compared with the previous fiscal year to ¥331,055 million ($2,804 million). New securities added in Japan increased 38% due primarily to increases in investment in debt securities issued by SPEs in Japan. New securities added overseas increased 110% due primarily to increases in The Americas segment.

* Trading securities are not included in new securities added.

The balance of investment in securities as of March 31, 2007 increased 28% compared with fiscal 2006 to ¥875,581 million ($7,417 million). The balance of our investment in securities in Japan increased 38% due primarily to increased investments in debt securities issued by SPEs in Japan, and the balance of our investment in securities overseas decreased 11% due primarily to decreases in The Americas segment.

ORIX sold in securitization ¥12,519 million ($106 million) of investment securities that were treated as off-balance-sheet assets in fiscal 2007, compared with ¥2,651 million in the previous fiscal year. Gains from the securitization of investment securities were ¥379 million ($3 million) in fiscal 2007, compared with ¥630 million in the previous year, which were recorded in gains on investment securities. The balance of investment securities treated as off-balance-sheet assets was ¥41,535 million ($352 million) as of March 31, 2007, compared with ¥29,460 million as of March 31, 2006.

Investment Securities

	(Millions of yen)
	2006	2007	¥ Change	% Change
Interest on investment securities	¥12,440	¥19,559	¥7,119	57.2
Japan	2,203	4,406	2,203	100.0
Overseas	10,237	15,153	4,916	48.0
New securities added	¥235,932	¥331,055	¥95,123	40.3
Japan	228,121	314,678	86,557	37.9
Overseas	7,811	16,377	8,566	109.7
Investment in securities	¥682,798	¥875,581	¥192,783	28.2
Japan	545,796	753,078	207,282	38.0
Overseas	137,002	122,503	(14,499)	(10.6)

Investment in Securities by Security Type
	(Millions of yen)
	2006	2007	¥ Change	% Change
Trading securities	¥61,971	¥45,912	¥(16,059)	(25.9)
Available-for-sale securities	432,306	649,897	217,591	50.3
Other securities	188,521	179,772	(8,749)	(4.6)

Total	¥682,798	¥875,581	¥192,783	28.2

 Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities increased 45% compared with the previous fiscal year to ¥70,684 million ($599 million). Our brokerage commissions decreased 11% due to a decrease in revenues from the securities operations, while net gains on investment securities increased 57% due primarily to the strong performance of the venture capital operations in Japan, in addition to the gains on the sale of a portion of our shares in Aozora Bank, and contributions overseas from revenues of securities investments in The Americas segment.

Brokerage Commissions and Net Gains on Investment Securities

	(Millions of yen)
	2006	2007	¥ Change	% Change
Brokerage commissions	¥8,810	¥7,851	¥(959)	(10.9)
Net gains on investment securities	40,016	62,833	22,817	57.0

Total	¥48,826	¥70,684	¥21,858	44.8

 Life Insurance Premiums and Related Investment Income4

Life insurance premiums and related investment income decreased 4% to ¥132,835 million ($1,125 million) in fiscal 2007 compared to fiscal 2006. Life insurance premiums decreased 3%, and life insurance related investment income decreased 12% in fiscal 2007.

Life Insurance Premiums and Related Investment Income

	(Millions of yen)
	2006	2007	¥ Change	% Change
Life insurance premiums	¥125,130	¥121,373	¥(3,757)	(3.0)
Life insurance related investment income	12,988	11,462	(1,526)	(11.7)

Total	¥138,118	¥132,835	¥(5,283)	(3.8)

Investments by ORIX Life Insurance

	(Millions of yen)
	2006	2007	¥ Change	% Change
Marketable debt securities	¥209,911	¥283,648	¥73,737	35.1
Marketable equity securities	4,572	9,054	4,482	98.0
Other securities	53,795	47,635	(6,160)	(11.5)

Total investment in securities	268,278	340,337	72,059	26.9
Installment loans and other investments	223,579	170,714	(52,865)	(23.6)

Total	¥491,857	¥511,051	¥19,194	3.9

Breakdown of Life Insurance Related Investment Income

	(Millions of yen)
	2006	2007	¥ Change	% Change
Life insurance related investment income	¥12,988	¥11,462	¥(1,526)	(11.7)
Net gains (losses) on investment securities	(1,531)	3,208	4,739	—
Interest on loans and investment securities, and others	14,519	8,254	(6,265)	(43.2)

4	Assets related to life insurance operations include assets that are recorded on our consolidated balance sheets as investment in direct financing leases, installment loans, and investment in securities. Revenues from these assets are included in life insurance related investment income. For information on life insurance costs, see Note 21 on page 130.

‘ Real Estate Sales

Real estate sales increased 16% to ¥87,178 million ($739 million) in fiscal 2007 due to an increase in the number of condominiums sold to buyers from 2,032 units in fiscal 2006 to 2,194 units in fiscal 2007.

Breakdown of Real Estate Sales

	(Millions of yen)
	2006	2007	¥ Change	% Change
Residential condominiums	¥74,943	¥85,441	¥10,498	14.0
Others	—	1,737	1,737	—

Total	¥74,943	¥87,178	¥12,235	16.3

’ Gains on Sales of Real Estate under Operating Leases5

Gains on sales of real estate under operating leases increased 156% to ¥22,958 million ($194 million) in fiscal 2007 due primarily to the increase in real estate under operating leases that were sold but were not included in discontinued operations. Gains recognized under this item refer to gains on sales of real estate under operating leases for which properties we have a significant continuing involvement after sale. Gains for which properties we do not continue to provide services are included in discontinued operations.

Breakdown of Gains on Sales of Real Estate under Operating Leases

Continuing Operations

	(Millions of yen)
	2006	2007	¥ Change	% Change
Gains on sales of real estate under operating leases	¥8,970	¥22,958	¥13,988	155.9
Japan	8,970	22,958	13,988	155.9
Overseas	—	—	—	—

Discontinued Operations

	(Millions of yen)
	2006	2007	¥ Change	% Change
Discontinued operations (Gains on sales of real estate under operating leases)	¥13,618	¥10,999	¥(2,619)	(19.2)

“ Other Operations6

Other operating revenues in fiscal 2007 increased 45% from the previous fiscal year to ¥279,842 million ($2,371 million). In Japan, higher revenues were recorded from such facilities management operations as those involving training facilities and golf courses as well as from vehicle maintenance service operations. Companies in which ORIX has invested in fiscal 2006 and the fiscal year under review contributed to revenues, and additional revenue contribution was made by PFI operations. These factors, including a rise in fee business revenue form servicer operations, and other factors increased other operating revenues in Japan 19% above the level in the previous fiscal year to ¥215,577 million ($1,826 million). Overseas, revenues surged 425% to ¥64,265 million ($544 million), reflecting a full year of contribution from Houlihan Lokey Howard & Zukin (Houlihan Lokey), a U.S.-based investment bank acquired in the fourth quarter of the previous fiscal year.

5	Gains recognized under this item include gains from real estate under operating leases with a continuing involvement, such as sales to the ORIX J-REIT, which is managed by a wholly-owned subsidiary.

6	For details of other operations, see Note 22 on page 130.

New assets added for other operating transactions* were up 63% to ¥215,409 million ($1,825 million), due primarily to an increase in the acquisition of assets for real estate management operations.

Other operating assets increased 66% to ¥152,106 million ($1,288 million), mainly reflecting a rise in assets of real estate management operations.

*	Other operating transactions include other operating assets and real estate for sale, such as residential condominiums and commercial real estate.

Other Operations

	(Millions of yen)
	2006	2007	¥ Change	% Change
Other operating revenues	¥193,247	¥279,842	¥86,595	44.8
Japan	181,007	215,577	34,570	19.1
Overseas	12,240	64,265	52,025	425.0
New assets added	¥132,017	¥215,409	¥83,392	63.2
Japan	132,017	214,115	82,098	62.2
Overseas	—	1,294	1,294	—
Other operating assets	¥91,856	¥152,106	¥60,250	65.6
Japan	88,150	146,487	58,337	66.2
Overseas	3,706	5,619	1,913	51.6

(2) Expenses

Œ Interest Expense

Interest expense increased 38% from the previous fiscal year to ¥81,541 million ($691 million). Interest expense increased 33% year on year in Japan and increased 45% year on year overseas, due to the higher average debt levels and higher interest rates.

 Costs of Operating Leases

Costs of operating leases increased 23% to ¥165,105 million ($1,399 million) in fiscal 2007 due primarily to the increase in the average balance of investment in operating leases compared to the previous fiscal year.

Ž Life Insurance Costs

Life insurance costs in fiscal 2007 decreased 2% to ¥115,565 million ($979 million), corresponding to a decrease in life insurance premiums.

 Costs of Real Estate Sales

Costs of real estate sales were up 12% to ¥73,999 million ($627 million) along with the increase in real estate sales.

 Other Operating Expenses

Reflecting the same factors that augmented other operating revenues, other operating expenses increased 20% to ¥147,693 million ($1,251 million).

‘ Selling, General and Administrative Expenses

The inclusion within the Group of Houlihan Lokey since the fourth quarter of fiscal 2006 as well as human resource growth accompanying the expansion of the business base in Corporate Financial Services and Automobile Operations segments led to increases in personnel and other expenses. Consequently, selling, general and administrative expenses were up 36% to ¥253,467 million ($2,147 million).

Selling, General and Administrative Expenses

	(Millions of yen)
	2006	2007	¥ Change	% Change
Personnel expenses	¥94,399	¥140,831	¥46,432	49.2
Selling expenses	27,843	35,811	7,968	28.6
Administrative expenses	60,423	72,818	12,395	20.5
Depreciation	3,285	4,007	722	22.0

Total	¥185,950	¥253,467	¥67,517	36.3

’ Provision for Doubtful Receivables and Probable Loan Losses7

Provision for doubtful receivables on direct financing leases and probable loan losses in fiscal 2007 was down 15% to ¥13,798 million ($117 million), due to some reversals of the provision for doubtful receivables and probable loan losses.

Provisions charged to income for doubtful receivables on direct financing leases declined 58% to ¥1,974 million ($17 million) due to some reversals of the provision for doubtful receivables. The total allowance for doubtful receivables on direct financing leases as of March 31, 2007 was ¥25,545 million ($216 million), 17% lower than the balance as of March 31, 2006. The ratio of this allowance to investment in direct financing leases was 2.0%, down from 2.1% in the previous fiscal year.

Provisions charged to income for probable loan losses on installment loans not individually evaluated for impairment increased 146% to ¥6,882 million ($58 million), reflecting an increase in loans to corporate customers in Japan and overseas. The ratio of the allowance for probable loan losses to outstanding loans was 1.0%, down from 1.2% in the previous fiscal year.

Impaired loans requiring a valuation allowance for loans individually evaluated for impairment increased 2% compared with the previous fiscal year. Provisions for loans individually evaluated for impairment were cut back 43% to ¥4,942 million ($42 million), resulting in an allowance as of March 31, 2007 of ¥29,189 million ($247 million), 6% lower than the allowance as of March 31, 2006.

90+ Days Past-Due Direct Financing Leases and Loans Not Individually Evaluated for Impairment

	(Millions of yen)
	2006	2007	¥ Change	% Change
90+ days past-due direct financing leases	¥20,494	¥21,149	¥655	3.2
90+ days past-due loans not individually evaluated for impairment	16,455	12,656	(3,799)	(23.1)

7	For segment information on the allowance for doubtful receivables and probable loan losses, see Note 30 on page 139.

Loans Individually Evaluated for Impairment

	(Millions of yen)
	2006	2007	¥ Change	% Change
Impaired loans	¥83,658	¥100,589	¥16,931	20.2
Impaired loans requiring a valuation allowance	66,543	67,934	1,391	2.1
Valuation allowance	31,056	29,189	(1,867)	(6.0)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

	(Millions of yen)
	2006	2007	¥ Change	% Change
Beginning balance	¥115,250	¥97,002	¥(18,248)	(15.8)
Direct financing leases	36,264	30,723	(5,541)	(15.3)
Loans not individually evaluated for impairment	43,836	35,223	(8,613)	(19.6)
Loans individually evaluated for impairment	35,150	31,056	(4,094)	(11.6)
Provisions charged to income	¥16,178	¥13,798	¥(2,380)	(14.7)
Direct financing leases	4,674	1,974	(2,700)	(57.8)
Loans not individually evaluated for impairment	2,803	6,882	4,079	145.5
Loans individually evaluated for impairment	8,701	4,942	(3,759)	(43.2)
Charge-offs, net of receivables	¥(36,131)	¥(21,330)	¥14,801	(41.0)
Direct financing leases	(11,018)	(7,121)	3,897	(35.4)
Loans not individually evaluated for impairment	(12,131)	(6,987)	5,144	(42.4)
Loans individually evaluated for impairment	(12,982)	(7,222)	5,760	(44.4)
Other*	¥1,705	¥38	¥(1,667)	(97.8)
Direct financing leases	803	(31)	(834)	—
Loans not individually evaluated for impairment	715	(344)	(1,059)	—
Loans individually evaluated for impairment	187	413	226	120.9
Ending balance	¥97,002	¥89,508	¥(7,494)	(7.7)
Direct financing leases	30,723	25,545	(5,178)	(16.9)
Loans not individually evaluated for impairment	35,223	34,774	(449)	(1.3)
Loans individually evaluated for impairment	31,056	29,189	(1,867)	(6.0)

Note: Other includes foreign currency translation adjustments and amounts reclassified to discontinued operations.

Operating Assets

	(Millions of yen)
	2006	2007	¥ Change	% Change
Investment in direct financing leases	¥1,437,491	¥1,258,404	¥(179,087)	(12.5)
Installment loans:
Loans not individually evaluated for impairment	¥2,842,378	¥3,389,737	¥547,359	19.3
Loans individually evaluated for impairment	83,658	100,589	16,931	20.2

Total	¥2,926,036	¥3,490,326	¥564,290	19.3

“ Write-Downs of Long-Lived Assets8

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” ORIX performed an impairment review for long-lived assets in Japan and overseas, such as golf courses, corporate dormitories, office buildings, hotels and commercial buildings, and condominiums. Write-downs totaling ¥3,163 million ($27 million) were made in fiscal 2007, a decrease of 62% compared to fiscal 2006. The majority of write-downs in fiscal 2007 totaled ¥1,192 million ($10 million) and was associated with nine corporate dormitories that are to be disposed of by sale.

” Write-Downs of Securities9

Write-downs for the fiscal year under review were primarily in connection with securities for venture capital investments. In fiscal 2007, write-downs increased 23% to ¥5,592 million ($47 million).

• Foreign Currency Transaction Loss (Gain), Net

Foreign currency transaction net loss in fiscal 2007 was ¥464 million ($4 million).

(3) Equity in Net Income (Loss) of Affiliates10

Equity in net income of affiliates in fiscal 2007 was flat compared to the previous fiscal year at ¥31,946 million ($270 million) due to an increase in profits from equity method affiliates, which includes earnings on investments in residential condominiums developed through certain joint ventures, despite lower profits from other equity method affiliates.

(4) Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses10

Gains on sales of subsidiaries and affiliates and liquidation losses in fiscal 2007 were down 28% year on year to ¥1,962 million ($17 million), primarily reflecting gains made on the sale of subsidiaries transferred to discontinued operations.

8	For further information on write-downs of long-lived assets, please refer to Note 1 (h) on page 93 and note 23 on page 131.

9	For further information on write-downs of securities, see Note 1 (i) on page 93.

10	For further information on equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates, see Note 11 on page 112.

(5) Provision for Income Taxes

Provision for income taxes in fiscal 2007 was ¥126,358 million ($1,070 million) compared with ¥96,790 million in the previous fiscal year. This was attributable to such factors as rises in income before income taxes, minority interests, income from continued operations, and extraordinary gain and loss items.

(6) Minority Interests

Minority interests increased 48% year on year to ¥4,781 million ($40 million) in the fiscal year under review, as a result of the minority interests in earnings from the beginning of the first quarter of this fiscal year of Houlihan Lokey.

(7) Discontinued Operations11

Discontinued operations, net of applicable tax effect decreased 34% to ¥10,998 million ($93 million) in fiscal 2007 due primarily to a gain on a sale of a business unit in The Americas segment in the previous fiscal year and lower gains on sales of real estate assets sold in Japan and The Americas segment as compared to the previous fiscal year. As a result of the application of FASB Statement No. 144, income received from the subsidiaries, the units and certain properties that have been classified as discontinued operations that were sold or intended to be sold have been reported separately from continuing operations.

(8) Extraordinary gain

We recorded an extraordinary gain of ¥573 million ($5 million) in fiscal 2007, which resulted from an acquisition of interests in an affiliate company, reflecting that our proportional share of the fair value of investee net assets exceeded the acquisition cost.

(9) Net Income

Operating income climbed 31% to ¥282,166 million ($2,390 million), and income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain rose 27% to ¥316,074 million ($2,677 million). Net income was up 18% to ¥196,506 million ($1,665 million). Diluted net income per share was up 17% to ¥2,100.93 ($17.80).

3. Cash Flows

Cash and cash equivalents decreased by ¥30,693 million to ¥215,163 million ($1,823 million) compared to March 31, 2006 due mainly to increased outflows associated with the increase in installment loans made to customers.

Cash flows from operating activities provided ¥226,128 million ($1,916 million) in fiscal 2007 and provided ¥136,003 million in fiscal 2006. In general, there was an inflow associated with an increase in net income, while there was an outflow from an increase in inventories, which is associated with the residential condominium development operations.

Cash flows from investing activities used ¥802,278 million ($6,796 million) in fiscal 2007 and used ¥799,357 million in fiscal 2006 due mainly to the increase in outflows associated with the increase in installment loans made to customers as a result of the expansion of loans to corporate customers, including non-recourse loans.

Cash flows from financing activities provided ¥545,014 million ($4,616 million) in fiscal 2007 and provided ¥762,528 million in fiscal 2006, due to the increase in debt accompanying the increase in operating assets.

11	For discussion on discontinued operations, see Note 24 on page 131.

Funding and Liquidity

1. Funding Strategy

ORIX has continued to diversify its funding methods and sources over the years to maintain stable access to funding and reduce its interest expense. In addition, we flexibly adjust our funding structure in response to changing market environments. Through monitoring risks associated with fluctuations in interest rates and liquidity levels, we seek to promptly adjust to changes in the financial environment and sustain low-cost, smooth funding operations at all times.

2. Balance of Borrowings from Financial Institutions and the Capital Markets

ORIX’s funding includes borrowings from financial institutions and direct fund procurement from capital markets. Our diverse borrowing sources include city banks, trust banks, regional banks, agriculture-related financial institutions, life insurance companies, casualty insurance companies, and foreign banks. As of March 31, 2007, ORIX had borrowings from approximately 200 such institutions. We procure funds directly from capital markets through issues of straight bonds, commercial paper (CP), and medium-term notes (MTNs) as well as through the securitization of lease and other receivables, and the issuance of equity and other equity-related financial instruments.

To facilitate funding operations, we have obtained credit ratings for our domestically issued bonds and other capital market funding instruments from two Japanese rating agencies. As of May 31, 2007, ORIX’s domestically issued straight bonds and a Euro MTN program have been assigned an A+ rating by Rating and Investment Information Inc. (R&I), and a AA- rating by Japan Credit Rating Agency, Ltd. (JCR). ORIX’s domestic CP is rated a-1 by R&I and J-1 + by JCR. For its November 2006 issue of U.S. dollar-denominated unsecured straight bonds, ORIX obtained ratings from two major U.S. rating agencies, receiving a rating of A- from Standard & Poor’s and a rating of Baa1 from Moody’s Investors Service.

In November 2006, Moody’s Investors Service adjusted the outlook for its Baa1 rating for ORIX’s long-term debt from “stable” to “positive.” Similarly, R&I changed its outlook for ORIX’s A+ rating from “stable” to “positive” in February 2007.

The percentage of funds raised directly from capital markets (excluding off-balance-sheet sources) was 48% and 46% in fiscal 2006 and fiscal 2007, respectively. We adjust the ratios of funding from financial institutions and capital markets flexibly in view of market conditions and seek to consistently maintain an optimal funding structure.

3. Initiatives to Diversify Funding Sources

As financial deregulation continues to proceed in Japan, we are diversifying our funding by continually seeking out and developing new fund-raising methods. Moreover, we are working to expand our investor base to further diversify and enhance the stability of our funding operations.

The prohibition on the issuance of CP by financial companies in Japan was eliminated in June 1993. In April 1998, additional deregulation made it possible to sell CP directly to investors without going through brokers. ORIX has worked to increase the number of investors to whom it sells CP directly, and its investor base for CP includes asset management companies, life and casualty insurance companies, financial institutions, and other types of companies.

ORIX’s outstanding balance of CP on a consolidated basis, as of March 31, 2007, was ¥671,494 million ($5,688 million), versus ¥801,111 million at the end of the previous fiscal year. Also, as of March 31, 2007, the balance of ORIX’s CP issued directly to investors accounted for 72% of the Company’s CP issued in Japan.

We plan to continue to issue CP to broaden our investor base and promote the creation of more efficient and broad-based primary and secondary CP markets, while working to control the risks associated with settlement and clearance.

Along with the expansion of the bond market in Japan, we have actively issued yen-denominated unsecured straight bonds in the Japanese market. To further diversify funding methods and broaden its investor base, ORIX separately issues bonds that are primarily for institutional investors and bonds that are primarily for individual investors.

The balance of straight bonds issued by ORIX (including private placements) held by institutional investors in Japan was ¥568,000 million ($4,812 million) at March 31, 2007, versus ¥548,000 million at the end of the previous fiscal year. Individual investors owned ¥350,000 million ($2,965 million) of ORIX’s straight bonds at March 31, 2007, and ¥365,000 million at the previous fiscal year-end. In November 2006, ORIX issued U.S.$1 billion in unsecured straight bonds pursuant to a shelf registration statement filed with the U.S. Securities & Exchange Commission (SEC).

In January 1992, ORIX became the first company in Japan to securitize lease receivables. Since that time, we have actively used asset securitization in Japan and overseas. During the fiscal year under review, ORIX and its consolidated subsidiary ORIX Auto Corporation issued securities backed by automobile leases, thereby raising a total of ¥50,900 million. As of March 31, 2007, the outstanding balance of securitized assets, including such assets as leasing and loan assets, stood at ¥746,115 million ($6,320 million) on a consolidated basis. Of this total, the portion accounted for as off-balance-sheet assets was ¥485,586 million ($4,113 million).

In our overseas funding operations, our subsidiaries borrow from local markets, and we have increased the diversity of funding methods through such measures as issuing MTNs. ORIX and two overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $2.5 billion. Euro MTN issuance is determined based on the funding needs of overseas subsidiaries under the supervision of ORIX’s Treasury Department in Tokyo. As of March 31, 2007, the outstanding balance of ORIX’s MTNs was ¥80,819 million ($685 million).

In September 1998, ORIX listed its shares on the New York Stock Exchange (NYSE). In October 1999, ORIX became the first Japan-based company to make a global offering involving the simultaneous issue of new shares and convertible notes registered with the SEC and listed on the NYSE. At that time, ORIX issued 3.3 million new shares and ¥40 billion (principal amount) in yen-denominated convertible bonds due 2005. In December 2001, ORIX made another overseas dual offering of new shares and yen-denominated convertible bonds, issuing 1.8 million new shares and ¥28 billion (principal amount) in convertible bonds due 2007.

As part of our continued efforts to diversify funding sources, in June 2002 we issued Liquid Yield Option Notes with stock acquisition rights, due June 2022 (with a par value of $1,022 million), thereby procuring approximately $400 million. This issue was the first of its kind by a Japanese company.

In October 2003, we filed a universal shelf registration statement with the SEC on Form F-3, permitting offerings in the United States of up to an aggregate maximum offering price of $500 million or the equivalent in foreign denominated currency or currency units of senior debt securities, subordinated debt securities, warrants, common stock, preferred stock, and American Depositary Shares (ADSs).

Moreover, ORIX’s November 2006 issuance of unsecured straight bonds was executed based on the filing of an additional F-3 registration.

4. Liquidity

ORIX manages its liquidity by monitoring the schedule for maturities of assets and liabilities and raises funds as needed from financial institutions and capital markets in Japan and overseas. Funds raised are used efficiently to acquire new assets or to meet obligations for the repayment of liabilities. We place a high priority on ready and rapid access to funding to be able to respond rapidly to client needs and various transaction demands.

To sustain a high level of liquidity, ORIX has secured committed credit lines with a number of financial institutions. Total committed credit lines for ORIX and its subsidiaries were ¥767,004 million ($6,497 million) as of March 31, 2007, and ¥885,106 million at the end of the previous fiscal year. Of these lines, ¥673,978 million ($5,709 million) were available as of March 31, 2007, versus ¥743,846 million at the end of the previous fiscal year. These committed credit lines included global committed credit lines for major overseas subsidiaries totaling ¥92,879 million ($787 million), with ¥92,879 million ($787 million) available at March 31, 2007.

■ FINANCIAL SECTION

Ten-Year Summary

ORIX Corporation and Subsidiaries

	Millions of yen
	Years Ended March 31
	1998	1999	2000	2001	2002
Financial Position
Investment in Direct Financing Leases	¥2,186,022	¥1,952,842	¥1,744,953	¥1,657,709	¥1,658,669
Installment Loans	1,794,825	1,761,887	1,791,439	1,846,511	2,273,280
Investment in Operating Leases	435,066	411,156	397,576	451,171	474,491
Investment in Securities	500,449	576,206	758,381	942,158	861,336
Other Operating Assets	65,838	73,345	68,943	98,175	245,897

Operating Assets	¥4,982,200	¥4,775,436	¥4,761,292	¥4,995,724	¥5,513,673
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	¥(145,741)	¥(132,606)	¥(136,939)	¥(141,077)	¥(152,887)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.7%	3.6%	3.9%	4.0%	3.9%
Short-Term Debt, Long-Term Debt and Deposits	¥4,628,670	¥4,274,280	¥4,010,468	¥4,070,545	¥4,679,566
Shareholders’ Equity	¥313,821	¥327,843	¥425,671	¥461,323	¥502,508
Total Assets	¥5,574,309	¥5,347,636	¥5,341,542	¥5,591,311	¥6,350,219

Revenues and Expenses
Total Revenues	¥554,713	¥639,343	¥651,475	¥617,804	¥705,094
Interest Expense	¥142,177	¥140,827	¥114,828	¥109,020	¥87,973
Selling, General and Administrative Expenses	¥79,808	¥82,371	¥88,430	¥98,264	¥121,990
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations, Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	¥38,275	¥27,296	¥50,680	¥56,474	¥71,165
Income from Continuing Operations	¥23,731	¥25,666	¥29,669	¥32,481	¥38,982
Net Income	¥23,731	¥25,621	¥30,642	¥34,157	¥40,269
Return on Assets	0.45%	0.47%	0.57%	0.62%	0.67%
Return on Equity	7.63%	7.99%	8.13%	7.70%	8.36%
Per Share Data: (yen)
Net income (basic earnings per share)	¥305.33	¥330.43	¥385.27	¥417.77	¥489.19
Net income (diluted earnings per share)	¥305.33	¥330.43	¥377.02	¥400.99	¥467.11
Shareholders’ equity per share	¥4,041.87	¥4,232.02	¥5,199.12	¥5,646.11	¥6,007.52

Operations
Direct Financing Leases:
New receivables added	¥1,227,719	¥1,076,387	¥1,073,074	¥842,396	¥1,083,070
New equipment acquisitions	¥1,093,519	¥913,221	¥905,898	¥723,330	¥980,379
Installment Loans:
New loans added	¥715,030	¥706,758	¥807,477	¥740,639	¥1,340,400
Operating Leases:
New equipment acquisitions	¥98,566	¥92,272	¥101,020	¥143,158	¥146,203
Investment in Securities:
New securities added	¥217,225	¥302,035	¥333,249	¥397,218	¥348,347
Other Operating Transactions:
New assets added	¥35,898	¥39,733	¥70,443	¥128,984	¥204,121
Number of Employees	8,203	9,037	9,503	9,529	11,271

	Millions of yen
	Years Ended March 31
	2003	2004	2005	2006	2007
Financial Position
Investment in Direct Financing Leases	¥1,572,308	¥1,453,575	¥1,451,574	¥1,437,491	¥1,258,404
Installment Loans	2,288,039	2,234,940	2,386,597	2,926,036	3,490,326
Investment in Operating Leases	529,044	536,702	619,005	720,096	862,049
Investment in Securities	677,435	551,928	589,271	682,798	875,581
Other Operating Assets	76,343	72,049	82,651	91,856	152,106

Operating Assets	¥5,143,169	¥4,849,194	¥5,129,098	¥5,858,277	¥6,638,466
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	¥(133,146)	¥(128,020)	¥(115,250)	¥(97,002)	¥(89,508)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.4%	3.5%	3.0%	2.2%	1.9%
Short-Term Debt, Long-Term Debt and Deposits	¥4,239,514	¥3,859,180	¥4,146,322	¥4,925,753	¥5,483,922
Shareholders’ Equity	¥505,458	¥564,047	¥727,333	¥953,646	¥1,194,234
Total Assets	¥5,931,067	¥5,624,957	¥6,068,953	¥7,242,455	¥8,207,187

Revenues and Expenses
Total Revenues	¥733,042	¥760,671	¥912,027	¥929,882	¥1,142,553
Interest Expense	¥68,942	¥56,825	¥51,985	¥59,168	¥81,541
Selling, General and Administrative Expenses	¥138,129	¥153,129	¥168,152	¥185,950	¥253,467
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations, Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	¥47,228	¥104,736	¥153,535	¥249,769	¥316,074
Income from Continuing Operations	¥26,142	¥52,303	¥83,581	¥149,758	¥184,935
Net Income	¥30,243	¥54,020	¥91,496	¥166,388	¥196,506
Return on Assets	0.49%	0.93%	1.56%	2.50%	2.54%
Return on Equity	6.00%	10.10%	14.17%	19.80%	18.30%
Per Share Data: (yen)
Net income (basic earnings per share)	¥361.44	¥645.52	¥1,087.82	¥1,883.89	¥2,177.10
Net income (diluted earnings per share)	¥340.95	¥601.46	¥1,002.18	¥1,790.30	¥2,100.93
Shareholders’ equity per share	¥6,039.43	¥6,739.64	¥8,322.96	¥10,608.97	¥13,089.83

Operations
Direct Financing Leases:
New receivables added	¥1,000,896	¥801,787	¥863,137	¥888,912	¥720,840
New equipment acquisitions	¥895,848	¥713,240	¥767,672	¥800,802	¥636,723
Installment Loans:
New loans added	¥1,268,170	¥1,124,276	¥1,545,517	¥1,834,192	¥2,226,282
Operating Leases:
New equipment acquisitions	¥173,567	¥189,737	¥248,327	¥317,645	¥348,561
Investment in Securities:
New securities added	¥231,294	¥122,066	¥244,600	¥235,932	¥331,055
Other Operating Transactions:
New assets added	¥116,736	¥186,265	¥129,604	¥132,017	¥215,409
Number of Employees	11,833	12,481	13,734	15,067	16,662

Notes:
1.	In fiscal 1998, new loans added and new securities added included increases of ¥18,999 million and ¥34,189 million, respectively, as a result of the acquisition of ORIX Trust and Banking Corporation. In fiscal 2002, new receivables added and new equipment acquisitions of direct financing leases, new loans added and new securities added included increases of ¥248,101 million, ¥252,436 million, ¥5,841 million and ¥1,042 million, respectively, as a result of the acquisition of IFCO Inc. In addition, new loans added included ¥132,127 million in housing loans that were purchased from Asahi Mutual Life Company in fiscal 2002. In fiscal 2003, new receivables added and new equipment acquisitions of direct financing leases included increases of ¥112,007 million, ¥112,605 million, respectively, as a result of the acquisition of Nittetsu Lease Co., Ltd.

2.	In fiscal 2001, the Company implemented a 1.2-for-1 stock split on May 19, 2000. Per share data have been adjusted for this stock split retroactively.

3.	As a result of the recording of “Discontinued Operations” in accordance with FASB Statement No. 144 (“Accounting for Impairment or Disposal of Long-Lived Assets”), certain amounts in the prior years have been reclassified retroactively.

Consolidated Balance Sheets

ORIX Corporation and Subsidiaries    As of March 31, 2006 and 2007

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
ASSETS
Cash and Cash Equivalents	¥245,856	¥215,163	$1,823
Restricted Cash	172,805	121,569	1,030
Time Deposits	5,601	913	8
Investment in Direct Financing Leases	1,437,491	1,258,404	10,660
Installment Loans	2,926,036	3,490,326	29,567
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(97,002)	(89,508)	(758)
Investment in Operating Leases	720,096	862,049	7,302
Investment in Securities	682,798	875,581	7,417
Other Operating Assets	91,856	152,106	1,288
Investment in Affiliates	316,773	367,762	3,115
Other Receivables	165,657	212,324	1,798
Inventories	140,549	216,150	1,831
Prepaid Expenses	40,676	54,855	465
Office Facilities	91,797	90,682	768
Other Assets	301,466	378,811	3,209

	¥7,242,455	¥8,207,187	$69,523

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Debt	¥1,336,414	¥1,174,391	$9,948
Deposits	353,284	446,474	3,782
Trade Notes, Accounts Payable and Other Liabilities	334,008	381,110	3,229
Accrued Expenses	89,043	122,202	1,035
Policy Liabilities	503,708	491,946	4,167
Income Taxes:
Current	45,464	75,678	641
Deferred	205,533	244,734	2,073
Security Deposits	150,836	174,196	1,476
Long-Term Debt	3,236,055	3,863,057	32,724

Total liabilities	6,254,345	6,973,788	59,075

Minority Interests	34,464	39,165	332
Commitments and Contingent Liabilities
Shareholders’ Equity:
Common stock:
Authorized 259,000,000 shares
Issued 90,289,655 shares in 2006 and
91,518,194 shares in 2007	88,458	98,755	836
Additional paid-in capital	106,729	119,402	1,011
Retained Earnings:
Legal reserve	2,220	2,220	19
Retained earnings	733,386	921,823	7,809
Accumulated other comprehensive income	27,603	55,253	468
Treasury stock, at cost:
399,076 shares in 2006 and 284,484 shares in 2007	(4,750)	(3,219)	(27)

	953,646	1,194,234	10,116

	¥7,242,455	¥8,207,187	$69,523

Consolidated Statements of Income

ORIX Corporation and Subsidiaries    For the Years Ended March 31, 2005, 2006 and 2007

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Revenues:
Direct financing leases	¥86,591	¥96,136	¥90,445	$766
Operating leases	193,079	209,915	257,080	2,178
Interest on loans and investment securities	133,382	159,727	201,531	1,707
Brokerage commissions and net gains on investment securities	33,905	48,826	70,684	599
Life insurance premiums and related investment income	137,004	138,118	132,835	1,125
Real estate sales	123,162	74,943	87,178	739
Gains on sales of real estate under operating leases	1,554	8,970	22,958	194
Transportation revenues	55,339	—	—	—
Other operating revenues	148,011	193,247	279,842	2,371

Total revenues	912,027	929,882	1,142,553	9,679

Expenses:
Interest expense	51,985	59,168	81,541	691
Costs of operating leases	122,860	133,979	165,105	1,399
Life insurance costs	122,896	117,622	115,565	979
Costs of real estate sales	113,830	65,904	73,999	627
Costs of transportation revenues	46,594	—	—	—
Other operating expenses	98,807	123,460	147,693	1,251
Selling, general and administrative expenses	168,152	185,950	253,467	2,147
Provision for doubtful receivables and probable loan losses	39,332	16,178	13,798	117
Write-downs of long-lived assets	11,713	8,336	3,163	27
Write-downs of securities	4,930	4,540	5,592	47
Foreign currency transaction loss (gain), net	783	(212)	464	4

Total expenses	781,882	714,925	860,387	7,289

Operating Income	130,145	214,957	282,166	2,390
Equity in Net Income of Affiliates	20,043	32,080	31,946	270
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	3,347	2,732	1,962	17

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	153,535	249,769	316,074	2,677
Provision for Income Taxes	67,498	96,790	126,358	1,070

Income before Minority Interests in Earnings of Subsidiaries	86,037	152,979	189,716	1,607
Minority Interests in Earnings of Subsidiaries, Net	2,456	3,221	4,781	40

Income from Continuing Operations	83,581	149,758	184,935	1,567

Discontinued Operations:
Income from discontinued operations, net (including gains on sales of ¥9,964 million in fiscal 2005 and ¥24,151 million in fiscal 2006 and ¥16,665 million in fiscal 2007)	13,305	27,351	17,922	152
Provision for income taxes	(5,390)	(10,721)	(6,924)	(59)

Discontinued operations, net of applicable tax effect	7,915	16,630	10,998	93

Income before Extraordinary Gain	91,496	166,388	195,933	1,660
Extraordinary Gain, net of applicable tax effect	—	—	573	5

Net Income	¥91,496	¥166,388	¥196,506	$1,665

	Yen			U.S. dollars
Amounts per Share of Common Stock:
Basic:
Income from continuing operations	¥993.71	¥1,695.60	¥2,048.90	$17.36
Discontinued operations	94.11	188.29	121.85	1.03
Extraordinary gain	—	—	6.35	0.05
Net income	1,087.82	1,883.89	2,177.10	18.44
Diluted:
Income from continuing operations	916.76	1,612.99	1,978.28	16.76
Discontinued operations	85.42	177.31	116.58	0.99
Extraordinary gain	—	—	6.07	0.05
Net income	1,002.18	1,790.30	2,100.93	17.80
Cash Dividends	25.00	40.00	90.00	0.76

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

ORIX Corporation and Subsidiaries    For the Years Ended March 31, 2005, 2006 and 2007

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Common Stock:
Beginning balance	¥52,068	¥73,100	¥88,458	$749
Exercise of warrants and stock acquisition rights	1,032	2,829	2,259	19
Conversion of convertible bond	20,000	12,529	8,038	68

Ending balance	73,100	88,458	98,755	836

Additional Paid-in Capital:
Beginning balance	70,015	91,045	106,729	904
Exercise of warrants, stock acquisition rights and stock options	1,031	2,831	2,257	19
Conversion of convertible bond	19,999	12,528	6,250	53
Compensation cost of stock-option	—	—	3,515	30
Other, net	—	325	651	5

Ending balance	91,045	106,729	119,402	1,011

Legal Reserve:
Beginning balance	2,220	2,220	2,220	19

Ending balance	2,220	2,220	2,220	19

Retained Earnings:
Beginning balance	481,091	570,494	733,386	6,213
Cash dividends	(2,093)	(3,496)	(8,092)	(69)
Net income	91,496	166,388	196,506	1,665
Other, net	—	—	23	0

Ending balance	570,494	733,386	921,823	7,809

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(33,141)	(1,873)	27,603	234
Net change of unrealized gains on investment in securities	15,102	10,706	22,138	187
Net change of minimum pension liability adjustments	6,877	458	(5)	(0)
Adjustment to initially apply FASB Statement No. 158	—	—	4,241	36
Net change of foreign currency translation adjustments	6,019	13,478	3,512	30
Net change of unrealized gains on derivative instruments	3,270	4,834	(2,236)	(19)

Ending balance	(1,873)	27,603	55,253	468

Treasury Stock:
Beginning balance	(8,206)	(7,653)	(4,750)	(40)
Exercise of stock options	805	3,025	1,518	13
Other, net	(252)	(122)	13	0

Ending balance	(7,653)	(4,750)	(3,219)	(27)

Total Shareholders’ Equity:
Beginning balance	564,047	727,333	953,646	8,079
Increase, net	163,286	226,313	240,588	2,037

Ending balance	¥727,333	¥953,646	¥1,194,234	$10,116

Summary of Comprehensive Income:
Net income	¥91,496	¥166,388	¥196,506	$1,665
Other comprehensive income	31,268	29,476	23,409	198

Comprehensive income	¥122,764	¥195,864	¥219,915	$1,863

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Cash Flows

ORIX Corporation and Subsidiaries    For the Years Ended March 31, 2005, 2006 and 2007

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Cash Flows from Operating Activities:
Net income	¥91,496	¥166,388	¥196,506	$1,665
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	129,624	134,963	153,539	1,301
Provision for doubtful receivables and probable loan losses	39,332	16,178	13,798	117
Decrease in policy liabilities	(41,902)	(47,172)	(11,762)	(100)
Deferred tax provision	15,533	29,625	8,730	74
Gains from securitization transactions	(12,520)	(7,139)	(7,762)	(66)
Equity in net income of affiliates	(20,043)	(32,080)	(31,946)	(270)
Gains on sales of subsidiaries and affiliates and liquidation losses	(3,347)	(2,732)	(1,962)	(17)
Extraordinary gain	—	—	(573)	(5)
Minority interests in earnings of subsidiaries, net	2,456	3,221	4,781	40
Gains on sales of available-for-sale securities	(14,761)	(10,401)	(49,262)	(417)
Gains on sales of real estate under operating leases	(1,554)	(8,970)	(22,958)	(194)
Gains on sales of operating lease assets other than real estate	(4,746)	(7,184)	(12,105)	(103)
Write-downs of long-lived assets	11,713	8,336	3,163	27
Write-downs of securities	4,930	4,540	5,592	47
Decrease (increase) in restricted cash	(17,517)	(119,202)	51,299	435
Increase in loans held for sale	—	—	(52,811)	(447)
Decrease (increase) in trading securities	(21,430)	(9,091)	11,248	95
Increase in inventories	(21,906)	(56,596)	(85,899)	(728)
Increase in prepaid expenses	(975)	(2,316)	(13,708)	(116)
Increase in accrued expenses	8,255	2,755	36,594	310
Increase in security deposits	19,567	48,597	21,182	179
Other, net	(35,738)	24,283	10,444	89

Net cash provided by operating activities	126,467	136,003	226,128	1,916

Cash Flows from Investing Activities:
Purchases of lease equipment	(942,489)	(1,136,538)	(1,031,591)	(8,739)
Principal payments received under direct financing leases	633,724	670,781	610,780	5,174
Net proceeds from securitization of lease receivables, loan receivables and securities	191,976	194,806	275,998	2,338
Installment loans made to customers	(1,545,297)	(1,834,192)	(2,173,322)	(18,410)
Principal collected on installment loans	1,287,144	1,200,337	1,554,422	13,167
Proceeds from sales of operating lease assets	73,928	130,992	158,396	1,342
Investment in affiliates, net	(48,257)	10,754	(6,000)	(51)
Proceeds from sales of investment in affiliates	14,327	18,500	7,905	67
Purchases of available-for-sale securities	(219,890)	(201,123)	(254,044)	(2,152)
Proceeds from sales of available-for-sale securities	127,452	166,251	105,829	896
Maturities of available-for-sale securities	82,373	38,706	39,252	333
Purchases of other securities	(24,283)	(34,634)	(76,710)	(650)
Proceeds from sales of other securities	11,456	23,142	73,316	621
Purchases of other operating assets	(9,216)	(25,630)	(50,238)	(425)
Proceeds from sales of other operating assets	3,539	6,452	7,668	65
Acquisitions of subsidiaries, net of cash acquired	(12,506)	(38,837)	(19,270)	(163)
Sales of subsidiaries, net of cash disposed	—	2,664	3,019	26
Other, net	(31,985)	8,212	(27,688)	(235)

Net cash used in investing activities	(408,004)	(799,357)	(802,278)	(6,796)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(34,227)	326,285	(111,360)	(943)
Proceeds from debt with maturities longer than three months	1,934,048	2,102,054	2,230,830	18,897
Repayment of debt with maturities longer than three months	(1,665,050)	(1,697,828)	(1,655,581)	(14,024)
Net increase in deposits due to customers	44,043	16,628	93,175	789
Issuance of common stock	2,052	5,975	4,516	38
Dividends paid	(2,093)	(3,496)	(8,092)	(69)
Net increase (decrease) in call money	(5,000)	10,000	(10,000)	(85)
Other, net	570	2,910	1,526	13

Net cash provided by financing activities	274,343	762,528	545,014	4,616

Effect of Exchange Rate Changes on Cash and Cash Equivalents	339	1,302	443	4

Net Increase (Decrease) in Cash and Cash Equivalents	(6,855)	100,476	(30,693)	(260)

Cash and Cash Equivalents at Beginning of Year	152,235	145,380	245,856	2,083

Cash and Cash Equivalents at End of Year	¥145,380	¥245,856	¥215,163	$1,823

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORIX Corporation and Subsidiaries

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“US GAAP”), modified for the accounting for stock splits (see (o)). Significant accounting and reporting policies are summarized as follows:

(a) Basis of presenting financial statements

The Company and its subsidiaries in Japan maintain their books in conformity with Japanese accounting practices, which differ in certain respects from US GAAP.

The accompanying consolidated financial statements have been prepared in conformity with US GAAP and, therefore, reflect certain adjustments to these company’s books and records. The principal adjustments relate to accounting for direct financing leases, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost, calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments and reclassification of discontinued operations.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to Emerging Issue Task Force (“EITF”) 96-16 (Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholder or shareholders have certain approval or veto rights). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”). A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of long-lived assets (see (h)), the determination of impairment of investment in securities (see (i)), the determination of the valuation allowance for deferred tax assets (see (j)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see(l)), the determination of benefit obligation and net periodic pension cost (see (m)), and the determination of impairment of goodwill and other intangible assets (see (w)).

(d) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(e) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company or its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are deferred and taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost is computed using the interest method.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, as measuring equipment and personal computers is 4 years, and as real estate is 30 years. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from such previously leased real estate disposed, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate, the gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.”

Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal (see Note 7).

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated (see Note 6).

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against past due interest until qualifying for a return to accrual status and then any surpluses are taken to income.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(f) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life, whole life and medical insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 1.6%, 2.0% and 2.1% for fiscal 2005, 2006 and 2007, respectively. A life insurance subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

(g) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed to determine whether the loan is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of real estate development projects, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying value of assets not recoverable is reduced to estimated fair value if lower than the carrying value. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

        Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In addition, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities in certain other situations. The Company and its subsidiaries charge against income losses related to debt securities in situations where, even though the market value has not remained significantly below the carrying value for six months, it is considered that the decline in the market value of a debt security is other than temporary because there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. Moreover, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the equity security will recover within the next six months.

(j) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

(k) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Retained interests include senior interests, subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(l) Derivative financial instruments

The Company and its subsidiaries apply FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities” partially amended by FASB Statement No. 138 and Statement No. 149) and all derivatives held by the Company and its subsidiaries are recognized on the balance sheet at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the income statement. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the income statement, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction, a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or accumulated other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(m) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees.

The Company and its subsidiaries apply FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also adopted the currently effective recognition and disclosure provisions of FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88,106 and 132(R)”) on March 31, 2007, and recognized the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status will be recognized in the year in which the changes occur through other comprehensive income (loss).

The Company and certain subsidiaries accounted for the transfer to the Japanese government of a substitutional portion of an employees’ pension fund in fiscal 2005 in accordance with EITF Issue No. 03-2 (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF Issue No. 03-2, the entire separation process was to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”).

(n) Stock-based compensation

The Company and its subsidiaries adopted FASB Statement No. 123 (revised 2004) (FASB Statement 123(R)) (“Share-Based Payment”), using the modified prospective method during fiscal 2007. FASB Statement 123(R) superseded APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and replaced the existing FASB Statement No. 123 (“Accounting for Stock-Based Compensation”), and requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

Until the fiscal year ended March 31, 2006, the Company accounted for the stock-based compensation by applying the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation cost in fiscal 2005 and 2006 except for the new stock compensation program for directors, executive officers and group executives which was introduced in fiscal 2006.

Had compensation costs for the Company’s stock option plans been determined consistent with FASB Statement No. 123(R), net income and earnings per share (EPS) in fiscal 2005 and 2006 would have been as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
As reported:
Net income	¥91,496	¥166,388	¥196,506	$1,665
Add: Stock-based compensation expenses included in reported net income	—	313	—	—
Less: Total stock-based compensation expenses determined by fair value based method	(2,199)	(3,567)	—	—
Pro forma:
Net income	89,297	163,134	—	—

Net income
As reported:
Basic EPS	¥1,087.82	¥1,883.89	¥2,177.10	$18.44
Diluted EPS	1,002.18	1,790.30	2,100.93	17.80
Pro forma:
Basic EPS	1,061.67	1,847.05
Diluted EPS	978.45	1,755.61	—	—

The Company recognized incremental stock-based compensation costs of its stock-option program and stock compensation program, ¥3,515 million ($30 million) and ¥833 million ($7 million), respectively, using the binominal option-pricing model for the year ended 2007 while the fair value of stock option was measured using the Black-Scholes option pricing model until fiscal 2006.

(o) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and Company Law implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2007 would have increased by approximately ¥24,674 million ($209 million), with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(q) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements and deposits collected on behalf of the customers and applied to non-recourse loans.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥9,877 million and ¥16,035 million ($136 million) as of March 31, 2006 and 2007, respectively. Estimated useful lives range up to 50 years for buildings, up to 56 years for fixtures and up to 20 years for machinery and equipment.

(s) Other receivables

Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2006 and 2007, advance and/or progress payments were ¥127,098 million and ¥200,840 million ($1,701 million), respectively, and finished goods were ¥13,451 million and ¥15,310 million ($130 million), respectively.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥32,672 million and ¥34,724 million ($294 million) as of March 31, 2006 and 2007, respectively. Estimated useful lives range up to 62 years for buildings and fixtures and up to 20 years for machinery and equipment.

(v) Other assets

        Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and advance payments made in relation to purchases of assets to be leased and to construction of real estate under operating lease.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”). FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion.

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are no longer amortized but tested at least annually for impairment. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and guarantee liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥74 million, ¥69 million and ¥636 million ($5 million) in fiscal 2005, 2006 and 2007, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2005, 2006 and 2007 are ¥13,012 million, ¥12,465 million and ¥13,664 million ($116 million), respectively.

(aa) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No. 144 broadened the scope of discontinued operations to include the operating results of any component of an entity with its own identifiable operations and cash flow which is disposed of and which the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated financial statements.

(ab) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2007, which was ¥118.05 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(ac) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries have applied EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option Notes™.

(ad) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the subsidiary and the affiliate and recognizes gain or loss included in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ae) New accounting pronouncements

In December 2004, FASB Statement No. 153 (“Exchange of Nonmonetary Assets — an amendment of APB Opinion No. 29”) was issued. This Statement amends the guidance in Accounting Principles Board (“APB”) Opinion No. 29 (“Accounting for Nonmonetary Transactions”), eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15,2005. Adoption of this Statement did not have a significant effect on the Company and subsidiaries’ results of operations or financial position.

In December 2004, FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”) was issued. FASB Statement No. 123(R) supersedes APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and amends FASB Statement No. 123. This Statement requires the Company to measure and record compensation expense for stock options and other share-based payment based on the instruments’ fair value. This Statement is effective in fiscal year beginning after June 15,2005, using a modified version of prospective application or may elect to apply a modified version of retrospective application. The Company has adopted this Statement in fiscal 2007 using a modified version of prospective application. For additional information about the Company and its subsidiaries’ results of operations or financial position related to adoption of this Statement, see Note 1 (n) and 17 to the consolidated financial statements.

In May 2005, FASB Statement No. 154 (“Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3”) was issued. This Statement replaces APB Opinion No. 20 (“Accounting Changes”) and FASB Statement No. 3 (“Reporting Accounting Changes in Interim Financial Statements”), and provides guidance on the accounting for and reporting of accounting changes and error corrections. This Statement requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standards do not include specific transition provisions, unless it is impracticable to do so. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In February 2006, FASB Statement No. 155 (“Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”) was issued. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1 (“Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”), and amends FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125”). This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In March 2006, FASB Statement No. 156 (“Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”) was issued. This Statement addresses recognition and measurement of separately recognized servicing assets and liabilities, and amends FASB Statement No. 140. This Statement is effective for fiscal years beginning after September 15, 2006. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In June 2006, FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statements No. 109”) was issued. This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Statement is effective for fiscal years beginning after December 15, 2006. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In September 2006, FASB Statement No. 157 (“Fair Value Measurements”) was issued. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In September 2006, FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132(R)”) was issued. This statement requires an employer to recognize the funded status of their defined benefits pension and other postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligation, on its consolidated balance sheet, and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income (loss). It also requires that plan assets and benefit obligations be measured as of the date of the company’s fiscal year-end. The Company and its subsidiaries adopted FASB Statement No. 158 on March 31, 2007. For additional information about the Company and its subsidiaries’ results of operations or financial position related to adoption of this Statement, see Note 16 to the consolidated financial statements.

        In February 2007, FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”) was issued. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value and amends FASB Statement No. 115 (“Accounting for Certain Investments in Debt and Equity Securities”). This Statement is effective for fiscal years beginning after November 15, 2007. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Statement will have on the Company and its subsidiaries’ results of operations or financial position.

(af) Reclassifications

Certain amounts in fiscal 2005 and 2006 consolidated financial statements have been reclassified to conform to fiscal 2007 presentation.

2. Acquisitions

During fiscal 2005, the Company and its subsidiaries acquired 10 entities for a total cost of ¥18,131 million, which was paid in cash. Goodwill recognized in these transactions amounted to ¥2,330 million, which is not deductible for income tax calculation purposes. Acquired intangible assets with an indefinite useful life other than goodwill recognized in these transactions amounted to ¥1,461 million, which consist of ¥1,400 million for a business model of the cash collection system and ¥61 million for the trade name. The amount of goodwill was adjusted to ¥2,601 million in accordance with the finalization of purchase price allocation during fiscal 2006. Acquisitions were made in line with the Company’s plans to expand its operations in the Corporate Financial Services and Real Estate segments and corporate rehabilitation business in Japan.

During fiscal 2006, the Company and its subsidiaries acquired six entities for a total cost of ¥73,454 million, which was paid in cash of ¥54,306 million and its subsidiary’s common stocks of ¥19,148 million. Goodwill recognized in these transactions amounted to ¥46,950 million, which is not deductible for income tax calculation purposes. Acquired intangible assets other than goodwill recognized in these transactions amounted to ¥22,753 million, including ¥22,579 million for the trade name. Acquisitions were made in line with the Company’s plans to expand its operations in The Americas, Real Estate-Related Finance, Real Estate and Other segments.

During fiscal 2007, the Company and its subsidiaries acquired 10 entities for a total cost of ¥57,941 million ($491 million), which was mainly paid in cash. Goodwill recognized in these transactions amounted to ¥18,600 million ($157 million), which is not deductible for income tax calculation purposes. Acquired intangible assets other than goodwill recognized in these transactions amounted to ¥4,253 million ($36 million), which mainly consist of ¥1,312 million ($11 million) for real estate management service contracts and ¥1,007 million ($9 million) for the trade name. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill could possibly be adjusted upon completion of the purchase price allocation. Acquisitions were mainly made in line with the Company’s plans to expand its operations in Real Estate segments. The segment in which goodwill is allocated is disclosed in Note 12 “Goodwill and Other Intangible Assets”.

3. Cash Flow Information

Cash payments during fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Cash payments:
Interest	¥57,613	¥65,812	¥88,671	$751
Income taxes	63,613	57,920	94,718	802

Non-cash investing and financing activities are excluded from the consolidated statements of cash flows. As non-cash investing activities, the Company and its subsidiaries assumed ¥47,961 million, ¥50,567 million and ¥12,468 million ($106 million) of liabilities in connection with acquisitions in fiscal 2005, 2006 and 2007, respectively. In addition, subsidiary’s common stocks of ¥19,148 million were exchanged in connection with an acquisition in fiscal 2006. As non-cash financing activities, ¥39,999 million, ¥25,057 million and ¥14,288 million ($121 million) of convertible bonds were converted to common stocks in fiscal 2005, 2006 and 2007, respectively.

4. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2006 and 2007 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Minimum lease payments receivable	¥1,536,081	¥1,350,622	$11,441
Estimated residual value	58,611	55,983	474
Initial direct costs	16,373	13,295	113
Unearned lease income	(173,574)	(161,496)	(1,368)

	¥1,437,491	¥1,258,404	$10,660

Minimum lease payments receivable are due in periodic installments through fiscal 2028. At March 31, 2007, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥492,721	$4,174
2009	354,948	3,007
2010	227,677	1,929
2011	124,561	1,055
2012	52,682	446
Thereafter	98,033	830

Total	¥1,350,622	$11,441

Gains and losses from the disposition of direct financing lease assets were not significant for fiscal 2005, 2006 and 2007.

5. Investment in Operating Leases

Investment in operating leases at March 31, 2006 and 2007 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Transportation equipment	¥437,012	¥529,654	$4,487
Measuring equipment and personal computers	166,679	173,336	1,468
Real estate and other	389,081	477,351	4,044

	992,772	1,180,341	9,999
Accumulated depreciation	(288,853)	(337,946)	(2,863)

Net	703,919	842,395	7,136
Rental receivables	16,177	19,654	166

	¥720,096	¥862,049	$7,302

Gains and losses from the disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases or discontinued operations in the accompanying consolidated statements of income.

For fiscal 2005, 2006 and 2007, gains from the disposition of assets under operating leases other than real estate are ¥4,746 million, ¥7,184 million and ¥12,105 million ($103 million), respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Costs of depreciation and various expenses for fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Depreciation	¥91,266	¥100,755	¥121,555	$1,030
Various expenses	31,594	33,224	43,550	369

	¥122,860	¥133,979	¥165,105	$1,399

The operating lease contracts include non-cancelable lease terms ranging from one month to 20 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥131,269	$1,112
2009	88,730	752
2010	57,896	490
2011	31,063	263
2012	13,262	112
Thereafter	24,033	204

Total	¥346,253	$2,933

6. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2006 and 2007 is as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Borrowers in Japan:
Consumer—
Housing loans	¥654,171	¥627,659	$5,317
Card loans	318,910	335,288	2,840
Other	113,217	92,666	785

	1,086,298	1,055,613	8,942

Corporate—
Real estate companies	416,128	620,946	5,260
Commercial, industrial and other companies	1,002,076	1,302,595	11,034

	1,418,204	1,923,541	16,294

	2,504,502	2,979,154	25,236
Overseas corporate, industrial and other borrowers	254,994	304,391	2,579
Purchased loans*	153,158	191,959	1,626
Loan origination costs, net	13,382	14,822	126

	¥2,926,036	¥3,490,326	$29,567

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

At March 31, 2007, the contractual maturities of installment loans except purchased loans and loan origination costs for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥768,810	$6,513
2009	576,558	4,884
2010	462,566	3,918
2011	291,948	2,473
2012	394,799	3,344
Thereafter	788,864	6,683

Total	¥3,283,545	$27,815

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥123,245 million, ¥147,287 million and ¥181,972 million ($1,541 million) for fiscal 2005, 2006 and 2007, respectively.

Certain loans, which the Company has the intent and ability to sell or securitize to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balance of these loans as of March 31, 2007 is ¥52,811 million ($447 million).

For loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely (“purchased loans”), AICPA Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) requires that the investor recognize the excess of the loan’s cash flows expected at acquisition over the investor’s initial investment as interest income on the level-yield basis over the remaining life of the purchased loan (“accretable yield”). SOP No. 03-3, however, does not prohibit placing loans on non-accrual status subsequent to acquisition, including use of the cost recovery or cash basis methods of income recognition when it is not appropriate to recognize the accretable yield, such as when the investor does not have sufficient information to reasonably estimate cash flows expected to be collected to compute the accretable yield.

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower which result in limited or no expectation of further performance by the borrower except through liquidation of collateral. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment, or arrangement of evacuation of the property after foreclosure, or the sale of such loans to third parties. In some cases, the Company and its subsidiaries may employ a number of these strategies to maximize collateral realization. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery or cash basis methods of income recognition for such purchased loans. The carrying amounts of these purchased loans are ¥153,158 million and ¥191,959 million ($1,626 million), respectively and the fair value at the acquisition date of these purchased loans acquired during fiscal 2006 and 2007 is ¥116,607 million and ¥135,746 million ($1,150 million).

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥16,500 and ¥14,765 million ($125 million) as of March 31, 2006 and 2007.

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2006 and 2007 are as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Beginning balance	¥5,498	¥8,028	$68
Provisions charged to income	3,244	1,545	13
Charge-offs	(732)	(1,049)	(9)
Other*	18	(5)	(0)

Ending balance	¥8,028	¥8,519	$72

*	Other includes foreign currency translation adjustments.

7. Allowance for Doubtful Receivable on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Beginning balance	¥128,020	¥115,250	¥97,002	$822
Provisions charged to income	39,332	16,178	13,798	117
Charge-offs	(54,122)	(37,258)	(23,389)	(198)
Recoveries	1,472	1,127	2,059	17
Other*	548	1,705	38	0

Ending balance	¥115,250	¥97,002	¥89,508	$758

*	Other includes foreign currency translation adjustments and amounts reclassified to discontinued operations.

The balance of the allowance broken down into investment in direct financing leases and installment loans at March 31, 2006 and 2007 is as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Balance of allowance related to:
Investment in direct financing leases	¥30,723	¥25,545	$216
Installment loans	66,279	63,963	542

Total	¥97,002	¥89,508	$758

Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans which are not restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The Company and its subsidiaries consider that large balance non-homogeneous loans are impaired when principal or interest is past due more than 90 days or earlier if management determines that it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of these loans, and consider that smaller balance homogeneous loans, including housing loans and card loans are impaired when these terms of loans are modified in a troubled debt restructuring.

The recorded investments in loans considered impaired are ¥83,658 million and ¥100,589 million ($852 million) as of March 31, 2006 and 2007, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥66,543 million and ¥67,934 million ($575 million) as of March 31, 2006 and 2007, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥31,056 million and ¥29,189 million ($247 million) as of March 31, 2006 and 2007, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets. The recorded investments in loans considered impaired above include purchased loans considered impaired as described in Note 6.

The average recorded investments in impaired loans for fiscal 2005, 2006 and 2007 were ¥91,782 million, ¥84,803 million and ¥91,037 million ($771 million), respectively.

The Company and its subsidiaries recognized interest income on impaired loans of ¥1,790 million, ¥1,771 million and ¥2,388 million ($20 million), and collected in cash interest on impaired loans of ¥1,613 million, ¥1,455 million and ¥1,752 million ($15 million) in fiscal 2005, 2006 and 2007, respectively.

The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans (see Note 1(e)).

As of March 31, 2006 and 2007, the balances of direct financing leases on non-accrual status were ¥20,494 million and ¥21,149 million ($179 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥16,455 million and ¥12,656 million ($107 million), respectively.

8. Investment in Securities

Investment in securities at March 31, 2006 and 2007 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Trading securities	¥61,971	¥45,912	$389
Available-for-sale securities	432,306	649,897	5,505
Other securities	188,521	179,772	1,523

Total	¥682,798	¥875,581	$7,417

Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 20).

For fiscal 2005, 2006 and 2007, net unrealized holding gains and losses on trading securities were losses of ¥764 million, gains of ¥1,901 million and gains of ¥6,649 million ($56 million), respectively.

During fiscal 2005 and 2006, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥158,740 million and ¥169,532 million, respectively, resulting in gross realized gains of ¥23,036 million and ¥12,216 million, respectively, and gross realized losses of ¥1,747 million and ¥1,185 million, respectively. During fiscal 2007, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥118,727 million ($1,005 million), resulting in gross realized gains of ¥50,009 million ($423 million) and gross realized losses of ¥368 million ($3 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2005, 2006 and 2007, the Company and its subsidiaries charged losses on securities of ¥4,930 million, ¥4,540 million and ¥5,592 million ($47 million), respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥78,355 million ($664 million) at March 31, 2007. Investments with an aggregate cost of ¥76,328 million ($647 million) were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investment.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at March 31, 2006 and 2007 are as follows:

March 31, 2006	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥1,270	¥60	¥(35)	¥1,295
Japanese prefectural and foreign municipal bond securities	18,711	—	(508)	18,203
Corporate debt securities	191,713	1,688	(3,751)	189,650
Mortgage-backed and other asset-backed securities	134,695	13,415	(416)	147,694
Equity securities	25,249	50,408	(193)	75,464

	¥371,638	¥65,571	¥(4,903)	¥432,306

March 31, 2007	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥1,200	¥74	¥(14)	¥1,260
Japanese prefectural and foreign municipal bond securities	27,376	45	(256)	27,165
Corporate debt securities	254,648	1,743	(1,547)	254,844
Mortgage-backed and other asset-backed securities	232,059	12,324	(147)	244,236
Equity securities	39,964	83,307	(879)	122,392

	¥555,247	¥97,493	¥(2,843)	¥649,897

March 31, 2007	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$10	$1	$(0)	$11
Japanese prefectural and foreign municipal bond securities	232	0	(2)	230
Corporate debt securities	2,156	15	(14)	2,157
Mortgage-backed and other asset-backed securities	1,966	104	(1)	2,069
Equity securities	339	706	(7)	1,038

	$4,703	$826	$(24)	$5,505

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2007:

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	¥—	¥—	¥977	¥(14)	¥977	¥(14)
Japanese prefectural and foreign municipal bond securities	4,171	(14)	18,127	(242)	22,298	(256)
Corporate debt securities	23,534	(81)	127,244	(1,466)	150,778	(1,547)
Mortgage-backed and other asset-backed securities	17,869	(86)	8,195	(61)	26,064	(147)
Equity securities	3,151	(862)	75	(17)	3,226	(879)

	¥48,725	¥(1,043)	¥154,618	¥(1,800)	¥203,343	¥(2,843)

	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	$—	$—	$8	$(0)	$8	$(0)
Japanese prefectural and foreign municipal bond securities	35	(0)	154	(2)	189	(2)
Corporate debt securities	199	(1)	1,078	(13)	1,277	(14)
Mortgage-backed and other asset-backed securities	151	(1)	69	(0)	220	(1)
Equity securities	27	(7)	1	(0)	28	(7)

	$413	$(9)	$1,310	$(15)	$1,722	$(24)

Approximately 360 investment positions were in an unrealized loss position as of March 31, 2007. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates and credit spreads and market trends. As part of its ongoing monitoring process, management has concluded that none of these securities were other-than-temporarily impaired at March 31, 2007. The Company and its subsidiaries have the ability and intent to hold these securities for time sufficient to cover their amortized costs.

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2007:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥21,320	¥21,499	$180	$182
Due after one to five years	291,596	294,777	2,470	2,497
Due after five to ten years	154,931	160,980	1,312	1,363
Due after ten years	47,436	50,249	402	425

	¥515,283	¥527,505	$4,364	$4,467

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥10,137 million, ¥12,440 million and ¥19,559 million ($166 million) for fiscal 2005, 2006 and 2007, respectively.

9. Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans and housing loans) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose corporations that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs generally have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries account for the transfer of the financial assets as the sale to the extent that consideration other than beneficial interests in the transferred financial assets is received in exchange when control over the financial assets is surrendered. In addition, the Company and its subsidiaries are not required to consolidate these SPEs if they are qualifying SPEs as defined in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”) or the Company and its subsidiaries are not primary beneficiaries of the SPEs pursuant to FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”). The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those retained interests includes interests in the transferred assets and are often subordinate to other tranche(s) of the securitization, servicing assets, and cash collateral.

Those beneficial interests retained by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. We periodically estimate the fair value of these retained interests and test whether the retained interests are recoverable.

During fiscal 2005, 2006 and 2007, the Company and its subsidiaries sold direct financing lease receivables, installment loans and investment in securities in securitization transactions. Certain information with respect to these transactions is as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Direct financing leases:
Balance sold	¥97,177	¥108,973	¥167,567	$1,419
Gains on sales	3 877	4 733	4,237	36
Interests retained	66 024	25 809	26,608	225
Installment loans:
Balance sold	58,184	76,043	88,150	747
Gains on sales	2,115	1 776	3,146	27
Interests retained	9 562	4 976	19,495	165
Investment in securities:
Balance sold	24,760	2,651	12,519	106
Gains on sales	6,528	630	379	3
Interests retained	37 931	—	4,207	36

Regarding securitizations of direct financing lease receivables, for fiscal 2005,2006 and 2007, revenues from retained interests of ¥5,640 million, ¥7,217 million and ¥6,484 million ($55 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of ¥13,371 million, ¥8,909 million and ¥1,715 million ($15 million) for fiscal 2005, 2006 and 2007, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from retained interests of ¥259 million, ¥4,312 million and ¥4,141 million ($35 million) for fiscal 2005, 2006 and 2007, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

As of March 31, 2005, 2006 and 2007, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2005, 2006 and 2007 are as follows:

	2005				2006				2007
		Installment loans				Installment loans				Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Others (*1)	Investment in securities
	%	%	%	%	%	%	%	%	%	%	%	%	%
Expected credit loss	0.97-1.19	0.27-1.59	1.05	0.00	1.34-1.36	0.98-1.77	0.57	0.00	0.29-1.36	1.04-5.00	1.05-1.18	—	2.19-5.00
Discount rate	0.37-5.01	0.49-2.12	1.04-3.46	6.64-14.28	3.07-5.86	1.63-1.97	5.50	9.00	3.40-6.61	1.25-2.46	0.99-1.12	8.57-8.85	0.50-8.51
Annual prepayment rate	0.20-4.39	19.03-43.93	7.52	0.00	5.82-5.98	22.07-28.85	0.79	0.00	1.36-6.02	20.67-32.74	7.06-7.26	—	20.67-34.89

(*1)	With respect to others, certain subsidiary did not separate assumptions for expected credit loss and prepayment rate but considered the effect of expected credit loss and prepayment in estimating discount rate.

Retained interests from securitization transactions in fiscal 2007 and prior years are recorded in the consolidated balance sheet at March 31, 2007. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2007, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

2007
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Others (*2)	Investment in securities
Expected credit loss	0.29%-1.39%	0.20%-5.00%	0.67%-1.14%	—	2.50%-5.00%
Discount rate	2.63%-7.29%	0.67%-2.48%	1.96%-6.25%	8.77%	0.67%-8.50%
Annual prepayment rate	0.21%-6.18%	23.74%-61.15%	0.88%-7.30%	—	26.13%-43.50%

(*2)	With respect to others, certain subsidiary did not separate assumptions for expected credit loss and prepayment rate but considered the effect of expected credit loss and prepayment in estimating discount rate.

		Installment loans					Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Others	Investment in securities	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Others	Investment in securities
Fair value of retained interests	¥69,703	¥7,988	¥23,619	¥5,995	¥46,875	$590	$68	$200	$51	$397
Book value of retained interests	61,900	6,280	21,706	5,995	39,422	524	53	184	51	334
Weighted average life (in years)	1.1-4.1	1.9	10.1-27.5	1.8	2.8-6.3	1.1-4.1	1.9	10.1-27.5	1.8	2.8-6.3
Expected credit loss:
+10%	706	7	11	—	3	6	0	0	—	0
+20%	1,410	14	22	—	6	12	0	0	—	0
Discount rate:
+10%	765	17	388	187	929	6	0	3	2	8
+20%	1,520	33	760	278	1,785	13	0	6	2	15
Prepayment rate:
+10%	150	157	289	—	15	1	1	2	—	0
+20%	299	313	559	—	30	3	3	5	—	0

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Certain cash flows received from/(paid) to special-purpose entities for all securitization activities in fiscal 2005,2006 and 2007 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Proceeds from new securitizations	¥191,976	¥194,806	¥265,188	$2,246
Servicing fees received	274	323	290	2
Cash flows received on interests retained	31,403	47,625	37,923	321
Repurchases of ineligible assets	(24,215)	(20,952)	(13,410)	(114)

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of March 31, 2006 and 2007 are as follows:

March 31, 2006	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,598,205	¥20,494	¥11,018
Installment loans	3,065,547	100,113	25,113

Total assets managed or sold on securitization	4,663,752	¥120,607	¥36,131

Less: assets sold on securitization	(300,225)

Assets held in portfolio	¥4,363,527

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2006, are ¥333,509 million, but the assets of ¥33,284 million, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

A subsidiary sold in securitization of investment securities, and it sold a portion of the retained interests in fiscal 2006. The assets sold as a result of these transactions were ¥29,460 million as of March 31, 2006, and were not included in the table above.

March 31, 2007	Millions of yen			Millions of dollars
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,514,820	¥21,149	¥7,121	$12,832	$179	$60
Installment loans	3,644,683	113,245	14,209	30,874	959	121

Total assets managed or sold on securitization	5,159,503	¥134,394	¥21,330	43,706	$1,138	$181

Less: assets sold on securitization	(410,773)			(3,480)

Assets held in portfolio	¥4,748,730			$40,226

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2007, are ¥444,051 million ($3,762 million), but the assets of ¥33,278 million ($282 million), of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

In fiscal 2007 and prior years, the Company and its subsidiaries sold in securitization of investment securities. The assets sold as a result of these transactions are ¥41,535 million ($352 million) as of March 31, 2007, and are not included in the table above.

In fiscal 2007 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs and other installment loan securitization programs that are not accounted for as sales but as secured borrowings. The payables under these securitization programs of ¥106,333 million and ¥260,529 million ($2,207 million) are included in long-term debt as of March 31, 2006 and 2007 respectively. The collateral under these securitization programs of ¥50,041 million and ¥117,578 million ($996 million), ¥143,542 million and ¥270,106 million ($2,288 million), and cash collateral of ¥2,888 million and ¥7,160 million ($61 million) are included in investment in direct financing leases, installment loans and other assets in the consolidated balance sheets as of March 31, 2006 and 2007, respectively.

10. Business Transactions with Special Purpose Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

The Company and its subsidiaries may use SPEs in structuring financing for customers to liquidate specific customer assets. The SPEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of SPEs structure is requested by such customer. Such SPEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these SPEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of ¥21,278 million and ¥26,492 million ($224 million) as of March 31, 2006 and 2007, and occasionally make investments in these SPEs, which amount to ¥6,292 million and ¥13,757 million ($117 million) as of March 31, 2006 and 2007, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥133,846 million and ¥132,328 million ($1,121 million) as of March 31, 2006 and 2007, respectively. Among those SPEs, no SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to SPEs and hold debt securities issued by certain SPEs in the aggregate of ¥4,013 million and ¥40,360 million ($342 million) as of March 31, 2006 and 2007, respectively, and/or make investments in these SPEs, which amount to ¥13,146 million and ¥33,920 million ($287 million) as of March 31, 2006 and 2007, respectively. Among such SPEs, the Company and its subsidiaries provide non-recourse loans to non-consolidated SPEs and hold debt securities issued by certain non-consolidated SPEs in the aggregate of ¥3,813 million and ¥33,636 million ($285 million) as of March 31, 2006 and 2007, respectively, and/or make investments in these non-consolidated SPE’s, which amount to ¥3,581 million and ¥22,539 million ($191 million) as of March 31, 2006 and 2007, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans, debt securities and investments referred to above.

Total assets of such SPEs are ¥72,986 million and ¥142,644 million ($1,208 million) as of March 31, 2006 and 2007, respectively. Among those SPEs, total assets of consolidated SPEs were ¥20,958 million and ¥24,015 million ($203 million) as of March 31, 2006 and 2007, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets.

Certain consolidated SPEs borrowed from financial institutions, and ¥11,376 million of the SPEs’ assets were pledged as collateral for the non-recourse loans as of March 31, 2006. None of the SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2007. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

Total assets of such SPEs are ¥93,585 million and ¥118,499 million ($1,004 million) as of March 31, 2006 and 2007, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets as of March 31, 2006 and 2007, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and ¥24,803 million and ¥24,380 million ($207 million) of SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2006 and 2007, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with SPEs established for the corporate rehabilitation support business. SPEs receive the funds from investors including the financial institutions, the Company and the subsidiary and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the SPEs are mainly conducted by the subsidiary.

The Company and its subsidiary consolidated such SPEs since the Company and the subsidiary have the majority of the investment share of such SPEs.

Total assets of the consolidated SPEs are ¥25,659 million and ¥23,601 million ($200 million) as of March 31, 2006 and 2007, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of March 31, 2006 and 2007, respectively. Certain SPEs borrow non-recourse loans from financial institutions, and ¥1,725 million and ¥1,250 million ($11 million) of SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2006 and 2007, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(e) SPEs for acquisition of loan receivables

The Company is involved with SPEs established by customers to purchase loan receivables. SPEs receive loan receivables as trust assets from the customers. The servicing operations for the SPEs are mainly conducted by the customers.

The Company consolidated such SPEs since the Company purchased all of beneficial interests of such SPEs.

Total assets of the consolidated SPEs are ¥158,787 million and ¥131,127 million ($1,111 million) as of March 31, 2006 and 2007, respectively. Those assets are mainly included in installment loans in the consolidated balance sheet as of March 31,2006 and 2007.

(f) SPEs for investment in securities

The Company and its subsidiaries have the interests of SPEs that are investment funds and mainly invest in equity and debt securities. Such SPEs are managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such SPEs since the Company has the majority of the investment share of them.

Total assets of the consolidated SPEs are ¥33,912 million ($287 million) as of March 31, 2007. Those assets are mainly included in other operating assets and investment in affiliates in the consolidated balance sheet as of March 31,2007.

(g) Kumiai structures

        In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

The Company has evaluated each of these structures pursuant to Interpretation No. 46(R) and has concluded that although the SPEs that are part of the kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

11. Investment in Affiliates

Investment in affiliates at March 31, 2006 and 2007 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Common stock, at equity value	¥308,401	¥356,895	$3,023
Loans	¥8,372	10,867	92

	¥316,773	¥367,762	$3,115

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥96,056 million and ¥165,462 million, respectively, as of March 31, 2006 and ¥99,052 million ($839 million) and ¥165,038 million ($1,398 million), respectively, as of March 31, 2007.

In fiscal 2005, 2006 and 2007, the Company and its subsidiaries received dividends from affiliates (including a withdrawal from an investment in affiliate accompanying its termination) of ¥5,453 million, ¥21,731 million and ¥3,781 million ($32 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥38,111 million and ¥41,587 million ($352 million) as of March 31, 2006 and 2007, respectively.

ORIX JREIT Inc. (“ORIX JREIT”) entered into an asset management agreement with one of the Company’s subsidiaries and paid ¥915 million of management fees for fiscal 2005, ¥1,095 million for fiscal 2006 and ¥1,314 million ($11 million) for fiscal 2007, respectively.

The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized ¥8,574 million and ¥22,642 million ($192 million) of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for fiscal 2006 and 2007, respectively. The related intercompany profits have been eliminated based on the Company’s proportionate share under the equity method. There was no such transaction in fiscal 2005.

During fiscal 2006, ORIX JREIT issued 50,000 units of ORIX JREIT to the public at an issue price of ¥700,780 per unit, receiving aggregate proceeds of ¥35,039 million. As a result of the issuance of new units, the ownership interest of the Company’s subsidiary in ORIX JREIT decreased from 10% to 8%. Because the issuance price per unit issued by ORIX JREIT was more than the average carrying amount per unit of the subsidiary, the subsidiary was required to adjust the carrying amounts of its investments in ORIX JREIT by ¥764 million and recognized gains in earnings.

On March 25, 2005, the Company acquired approximately an additional 42% interest and certain preferred stock in DAIKYO INCORPORATED for ¥46,565 million. The Company recorded its share of earnings by the equity method from the date of acquisition through December 31, 2005, the date of latest available financial statements for the year ended March 31, 2006. The purchase price allocation was complete as of March 31, 2006.

On September 7, 2006, the Company notified the Hanwha Group of Korea that the Company had decided to exercise a put option to sell all of its 120,700,000 shares, representing a 17% ownership interest, in Korea Life Insurance Co., Ltd., which a consortium including the Company purchased from Korea Deposit Insurance Corporation (“KDIC”) in December 2002. However, as the parties have not reached an agreement on the terms including the sale price for exercising the put option, the Company filed a petition with the International Chamber of Commerce International Court of Arbitration located in New York (the “ICC”) on February 23, 2007, seeking arbitration with the Hanwha Group of Korea to resolve this matter. On the other hand, on July 28, 2006, KDIC initiated an arbitration proceeding with the ICC against the consortium, including the Company, seeking to rescind the sale of shares of Korea Life Insurance Co., Ltd. and other relief. KDIC’s claims are based on certain facts regarding the bidding process, which were previously the subject of dispute in a legal proceeding in Korea to which the Company was not a party. However, the three levels of courts in Korea, including the Supreme Court (the highest court in Korea), found that the basis for the claims had not been established.

During fiscal 2006, the Company acquired an interest in an affiliate accounted for under the equity method for which the purchase price allocation was not complete as of March 31, 2006. Upon completion of valuation of investee assets and liabilities during fiscal 2007 it was determined that the fair value of investee net assets exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of investee upon acquisition has been recorded first as a reduction of non-current assets of the investee with the excess reported as an extraordinary gain of ¥573 million ($5 million), net of tax of ¥396 million ($3 million), during fiscal 2007.

Companies comprising a significant portion of investment in affiliates are DAIKYO INCORPORATED (43% of equity share), The Fuji Fire and Marine Insurance Company Limited (25%) and Korea Life Insurance Co., Ltd. (17%).

Combined and condensed information relating to the affiliates accounted for by the equity method for fiscal 2005, 2006 and 2007 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on the lag basis):

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Operations:
Total revenues	¥1,470 624	¥1,932,408	¥2,128,620	$18,032
Income before income taxes	148,636	165,707	199,030	1,686
Net income	107,809	142,413	148,643	1,259
Financial position:
Total assets	¥6,960 937	¥7,485,439	¥8,970,148	$75,986
Total liabilities	6,257,525	6,822,846	7,912,866	67,030
Shareholders’ equity	703,412	662,593	1,057,282	8,956

The Company and its subsidiaries had no significant transactions with these companies except as described above.

12. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2004	¥594	¥1,129	¥—	¥—	¥2,309	¥4,452	¥566	¥5,773	¥2,761	¥17,584
Acquired	440	—	—	—	237	—	1,653	—	—	2,330
Impairment	(251)	—	—	—	—	—	—	—	—	(251)
Other (net)*	—	(848)	—	—	—	—	(210)	113	(417)	(1,362)

Current period change	189	(848)	—	—	237	—	1,443	113	(417)	717

Balance at March 31, 2005	783	281	—	—	2,546	4,452	2,009	5,886	2,344	18,301
Acquired	23	—	—	—	721	—	—	46,206	—	46,950
Impairment	(655)	—	—	—	—	—	—	(499)	—	(1,154)
Other (net)*	270	—	—	—	—	—	3	943	(310)	906

Current period change	(362)	—	—	—	721	—	3	46,650	(310)	46,702

Balance at March 31, 2006	421	281	—	—	3,267	4,452	2,012	52,536	2,034	65,003
Acquired	—	—	—	—	15,455	—	3,145	—	—	18,600
Impairment	(1)	—	—	—	—	—	(15)	—	—	(16)
Other (net)*	5	1	—	—	(4)	—	(19)	170	227	380

Current period change	4	1	—	—	15,451	—	3,111	170	227	18,964

Balance at March 31, 2007	¥425	¥282	¥—	¥—	¥18,718	¥4,452	¥5,123	¥52,706	¥2,261	¥83,967

	Millions of U.S. dollars
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2006	$4	$2	$—	$—	$28	$38	$17	$445	$17	$551
Acquired	—	—	—	—	131	—	26	—	—	157
Impairment	(0)	—	—	—	—	—	(0)	—	—	(0)
Other (net)*	0	0	—	—	(0)	—	(0)	1	2	3

Current period change	0	0	—	—	131	—	26	1	2	160

Balance at March 31, 2007	$4	$2	$—	$—	$159	$38	$43	$446	$19	$711

*	Other foreign currency translation adjustments and certain other reclassifications.

Other intangible assets at March 31, 2006 and 2007 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Intangible assets not subject to amortization:
Trade name	¥24,164	¥25,282	$214
Others	3,169	3,258	28

	27,333	28,540	242

Intangible assets subject to amortization:
Software	48,625	54,665	463
Others	10,022	12,199	103

	58,647	66,864	566
Accumulated amortization	(33,770)	(40,662)	(344)

Net	24,877	26,202	222

	¥52,210	¥54,742	$464

The aggregate amortization expenses for intangible assets are ¥7,966 million, ¥8,553 million and ¥8,859 million ($75 million) in fiscal 2005, 2006 and 2007, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥8,131 million ($69 million) in fiscal 2008, ¥6,229 million ($53 million) in fiscal 2009, ¥4,178 million ($35 million) in fiscal 2010, ¥2,681 million ($23 million) in fiscal 2011 and ¥1,360 million ($12 million) in fiscal 2012, respectively.

13. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2006 and 2007 are as follows:

March 31, 2006	Millions of yen	Weighted average rate
Short-term debt in Japan mainly from banks	¥244 215	1.1%
Short-term debt outside Japan, mainly from banks	291,088	5.5
Commercial paper in Japan	800,677	0.2
Commercial paper outside Japan	434	1.6

	¥1,336,414	1.5

March 31, 2007	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥224,284	$1,900	1.7%
Short-term debt outside Japan, mainly from banks	278,613	2,360	5.7
Commercial paper in Japan	671,316	5,687	0.6
Commercial paper outside Japan	178	1	1.9

	¥1,174,391	$9,948	2.0

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due at March 31,2006 and 2007 are as follows:

March 31, 2006	Due	Millions of yen	Weighted average rate
Banks:
Fixed rate	2007-2020	¥160,793	2.4%
Floating rate	2007-2021	1,210,746	1.1
Insurance companies and others:
Fixed rate	2007-2014	422 361	1 3
Floating rate	2007-2021	250,052	0.6
Unsecured bonds	2007-2016	917,783	1.1
Unsecured convertible bonds	2007	3,154	0.0
Unsecured bond with stock acquisition rights	2023	56 090	00
Unsecured notes under medium-term note program	2007-2016	108 743	5.2
Payables under securitized lease receivables	2007-2009	27,824	1.0
Payables under securitized loan receivables	2007-2009	78,509	0.6

		¥3,236,055	1.2

March 31, 2007	Due	Millions of yen	Millions of U.S. dollars	Weighted average rate
Banks:
Fixed rate	2008-2021	¥216,024	$1,830	2.5%
Floating rate	2008-2014	1,504,993	12,749	1.5
Insurance companies and others:
Fixed rate	2008-2016	433,753	3,674	1.4
Floating rate	2008-2017	277,355	2,349	1.2
Unsecured bonds	2008-2016	1,041,680	8,824	1.7
Unsecured bond with stock acquisition rights	2023	47,904	406	0.0
Unsecured notes under medium-term note program	2008-2012	80,819	685	5.7
Payables under securitized lease receivables	2008-2016	79,635	675	1.5
Payables under securitized loan receivables	2008-2016	180,894	1,532	1.0

		¥3,863,057	$32,724	1.6

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2007 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥657,241	$5,567
2009	667,371	5,653
2010	769,271	6,517
2011	753,286	6,381
2012	649,283	5,500
Thereafter	366,605	3,106

Total	¥3,863,057	$32,724

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made semiannually and principal is repaid upon maturity of the notes.

For unsecured bonds with stock acquisition rights, the Company issued Liquid Yield Option Notes™ of $400 million, net of unamortized discount of $622 million, in June 2002. As of March 31, 2007, the bond had stock acquisition rights that were convertible into approximately 2,542,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

During fiscal 2005, 2006 and 2007, the Company and certain subsidiaries recognized net amortization expenses of bond premiums and discounts, and deferred issuance costs of bonds and medium-term notes in the amount of ¥3,509 million, ¥3,429 million and ¥3,797 million ($32 million), respectively.

Total committed lines for the Company and its subsidiaries were ¥885,106 million and ¥767,004 million ($6,497 million) at March 31, 2006 and 2007, respectively, and, of these lines, ¥743,846 million and ¥673,978 million ($5,709 million) were available at March 31, 2006 and 2007, respectively. Of the available committed lines, ¥186,000 million and ¥156,000 million ($1,321 million) were long-term committed credit lines at March 31, 2006 and 2007, respectively.

As of March 31, 2006, ¥66,000 million of the total committed lines were restricted for commercial paper backup purposes, and no borrowings were made under these lines at each balance sheet date. As of March 31, 2007, there were no commitments that were restricted.

Some of the debt and commitment contracts contain covenant clauses. The covenants include select objective requirements relating to the need for the Company and its subsidiaries to maintain prescribed levels of equity or credit rating issued by the rating agencies. As of March 31, 2007, the Company and its subsidiaries were in compliance with such objective covenant requirements.

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

In addition to the direct finance leases and installment loans that are not accounted for as sales but for as secured borrowings as described in Note 9. “Securitization Transactions,” and the assets held by SPEs described in Note 10. “Business Transactions with Special Purpose Entities”, the short-term and long-term debt payables to financial institutions are secured by the following assets as of March 31, 2007:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments loans and future rentals	¥70,736	$599
Investment in securities (include repurchase facilities of ¥76,769 million ($650 million))	77,408	656
Investment in Affiliates	30,094	255
Other operating assets and office facilities, net	14,950	126

	¥193,188	$1,636

As of March 31, 2007, deposits and other assets of ¥7,027 million ($60 million) were pledged for primarily collateral deposits.

As of March 31, 2007, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of ¥21,173 million ($179 million) for collateral security deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥84,856 million ($719 million) as of March 31, 2007, that may be sold or repledged by the subsidiary. As of March 31, 2007, ¥55,425 million ($470 million) at market value of the securities are repledged as collateral for short-term debt.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14. Deposits

Deposits at March 31, 2006 and 2007 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Time deposits	¥298,279	¥400,331	$3,391
Other deposits	55,005	46,143	391

Total	¥353,284	¥446,474	$3,782

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($85 thousand) or more were ¥200,790 million and ¥272,771 million ($2,311 million) at March 31, 2006 and 2007, respectively.

The maturity schedule of time deposits at March 31, 2007 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥170,281	$1,442
2009	46,664	395
2010	99,401	842
2011	19,315	164
2012	64,670	548

Total	¥400,331	$3,391

15. Income Taxes

Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains, and the provision for income taxes in fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains:
Japan	¥117,835	¥199,362	¥246,468	$2,088
Overseas	35,700	50,407	69,606	589

	¥153,535	¥249,769	¥316,074	$2,677

Provision for income taxes:
Current—
Japan	¥46,405	¥59,462	¥104,913	$888
Overseas	5,560	7,703	12,715	108

	51,965	67,165	117,628	996

Deferred—
Japan	4,160	18,752	(3,696)	(31)
Overseas	11,373	10,873	12,426	105

	15,533	29,625	8,730	74

Provision for income taxes	¥67,498	¥96,790	¥126,358	1,070

In fiscal 2005, 2006 and 2007, the Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9%.

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains	¥153,535	¥249,769	¥316,074	$2,677

Tax provision computed at statutory rate	¥62,796	¥102,156	¥129,274	$1,095
Increases (reductions) in taxes due to:
Change in valuation allowance	(3,960)	393	220	2
Non-deductible expenses for tax purposes	1,009	1099	2,348	20
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(1,277)	(1,014)	(1,766)	(15)
Effect of foreign subsidiaries undistributed earnings no longer permanently reinvested	5,855	—	—
Other, net	3,075	(5,844)	(3,718)	(32)

Provision for income taxes	¥67,498	¥96,790	¥126,358	$1,070

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

In fiscal 2005, a deferred tax liability of ¥5,855 million was recognized because the Company determined not to permanently reinvest undistributed earnings of certain foreign subsidiaries.

Total income taxes recognized in fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Provision for income taxes	¥67,498	¥96,790	¥126,358	$1,070
Income taxes on discontinued operations	5,390	10,721	6,924	59
Income taxes on extraordinary gain	—	—	396	3
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	7,564	7,297	14,921	126
Minimum pension liability adjustments	4,781	307	391	3
Defined benefit pension plans	—	—	2,587	22
Foreign currency translation adjustments	81	6,943	599	5
Net unrealized gains (losses) on derivative instruments	1,865	3,238	(1,473)	(11)

Total income taxes	¥87,179	¥125,296	¥150,703	$1,277

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2006 and 2007 are as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Assets:
Net operating loss carryforwards	¥33,016	¥33,854	$287
Allowance for doubtful receivables on direct financing leases and probable loan losses	29,625	31,227	265
Other operating assets	4,212	3,870	33
Accrued expenses	11,534	10,222	86
Other	25,767	37,669	319

	104,154	116,842	990
Less: valuation allowance	(16,096)	(23,233)	(197)

	88,058	93,609	793
Liabilities:
Investment in direct financing leases	91,788	84,285	714
Investment in operating leases	17,872	27,575	234
Investment in securities	17,748	31,788	269
Deferred insurance policy acquisition costs	12,421	13,374	113
Policy liabilities	10,715	11,052	94
Undistributed earnings	64,519	77,677	658
Prepaid benefit cost	12,457	17,350	147
Other	45,321	47,937	406

	272,841	311,038	2,635

Net deferred tax liability	¥184,783	¥217,429	$1,842

Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥741 million in fiscal 2005, ¥1,447 million in fiscal 2006 and ¥7,137 million ($60 million) in fiscal 2007, respectively.

As of March 31, 2007, a deferred tax liability has not been recognized for ¥126,475 million ($1,071 million) of undistributed earnings of foreign subsidiaries where the Company intends to reinvest permanently. The Company has not calculated the amount of the unrecognized deferred tax liability for those undistributed earnings as it is not practicable. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

Certain subsidiaries have net operating loss carryforwards of ¥104,470 million ($885 million) at March 31, 2007, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥—	$—
2009	6,821	58
2010	1,508	13
2011	1,973	17
2012	22,386	190
Thereafter	71,782	607

Total	¥104,470	$885

Net deferred tax assets and liabilities at March 31, 2006 and 2007 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Other assets	¥20,750	¥27,305	$231
Income taxes: Deferred	205,533	244,734	2,073

Net deferred tax liability	¥184,783	¥217,429	$1,842

16. Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

Certain subsidiaries had tax qualified pension plans in which the benefit was determined on the basis of length of service and remuneration at the time of termination and severance indemnity plans. However, during fiscal 2006, they amended these plans to the cash balance plan and defined contribution pension plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion of benefit obligation from the employees’ pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In fiscal 2004, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of EPF. In fiscal 2005, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to past employee service with respect to the substitutional portion of EPF and transferred the benefit obligation of the substitutional portion as well as related government-specified portion of plan assets of EPF to the government. As a result of the completion of the transfer, the Company and certain subsidiaries recognized a gain on a subsidy from the government of ¥12,425 million, a gain on the reversal of retirement benefit liabilities as a result of derecognition of previously accrued salary progression at the time of settlement for the substitutional portion of ¥2,618 million, and a loss of ¥14,470 million to liquidate the plan, which mainly included amortization of unrecognized actuarial loss. The net impact of the above was a gain of ¥573 million, which was recorded as a reduction in selling, general and administrative expenses in the consolidated statements of income in fiscal 2005. In fiscal 2006, the Company and certain subsidiaries amended a portion of EPF which was not transferred to the government in fiscal 2005 to the cash balance plan.

As of March 31, 2007, the Company and its subsidiaries adopted the currently effective recognition and disclosure provisions of FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”) and recognized the overfunded and/or underfunded status of defined benefit pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, as an asset or liability in the consolidated balance sheet. Upon adoption of FASB Statement No. 158 and the recognition of the funded status on the consolidated balance sheet, the Company and certain subsidiaries recognized previously unrecognized gain/loss, prior service cost/credit, and transition asset/obligation in accumulated other comprehensive income (loss), net of tax and these amounts to be adjusted as they are subsequently amortized as components of net pension costs using the recognition provisions in FASB Statement No. 87 (“Employers’ Accounting for Pensions”). The following table shows the incremental effect of the adoption of FASB Statement No. 158 on the Company and subsidiaries’ financial position. The adoption of FASB Statement No. 158 had no effect on the Company and its subsidiaries’ results of operations.

	Million of yen			Million of U.S. dollars
	Before application of SFAS No. 158	SFAS No. 158 adjustments	After application of SFAS No. 158	After application of SFAS No. 158
Prepaid expenses	¥47,375	¥7,480	¥54,855	$465
Other assets	378,846	(35)	378,811	3,209
Accrued expenses	121,977	225	122,202	1,035
Income taxes: deferred	241,755	2,979	244,734	2,073
Accumulated other comprehensive income (loss), net of tax	51,012	4,241	55,253	468
Total shareholders’ equity	1,189,993	4,241	1,194,234	10,116

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2006 and 2007 is as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Change in benefit obligation:
Benefit obligation at beginning of year	¥52,378	¥48,007	$407
Service cost	2,912	2,630	22
Interest cost	1,153	1,228	11
Plan amendments	(4,070)	—	—
Actuarial gain	(1,995)	(556)	(5)
Foreign currency exchange rate change	395	16	0
Benefits paid	(1,913)	(1,675)	(14)
Settlements	(1,129)	—	—
Acquisition and other	276	137	1

Benefit obligation at end of year	¥48,007	¥49,787	$422

Change in plan assets:
Fair value of plan assets at beginning of year	¥65,264	¥79,879	$677
Actual return on plan assets	10,711	4,870	41
Employer contribution	5,779	5,970	51
Benefits paid	(1,626)	(1,370)	(12)
Foreign currency exchange rate change	233	13	0
Settlements	(438)	—	—
Acquisition and other	(44)	—	—

Fair value of plan assets at end of year	¥79,879	¥89,362	$757

The funded status of the plans:
Funded status	¥31,872	¥39,575	$335
Unrecognized prior service credit	(15,003)	N/A	N/A
Unrecognized net actuarial loss	11,791	N/A	N/A
Unrecognized net transition obligation	352	N/A	N/A

Net amount recognized	¥29,012	¥39,575	$335

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in prepaid expenses	¥30,456	¥42,420	$359
Accrued benefit liability included in accrued expenses	(2,525)	(2,845)	(24)
Intangible asset included in other assets	59	N/A	N/A
Accumulated other comprehensive loss, pre-tax*	1,022	N/A	N/A

Net amount recognized	¥29,012	¥39,575	$335

*	Represents the additional minimum liability recorded within accumulated other comprehensive income (loss) at March 31, 2006.

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2007 consisted of:

	Millions of yen	Millions of U.S. dollars
	2007	2007
Net prior service credit	¥13,644	$116
Net actuarial loss	(7,067)	(60)
Net transition obligation	(386)	(3)

Total recognized in accumulated other comprehensive income (loss), pre-tax	¥6,191	$53

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost in 2008 are ¥1,209 million ($10 million), ¥28 million ($0 million) and ¥2 million ($0 million), respectively.

The accumulated benefit obligations for all defined benefit pension plans were ¥40,461 million and ¥42,145 million ($357 million), respectively, at March 31, 2006 and 2007.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥5,856 million, ¥5,434 million and ¥2,834 million, respectively, at March 31, 2006 and ¥5,950 million ($50 million), ¥5,534 million ($47 million) and ¥3,105 million ($26 million), respectively, at March 31, 2007.

Net pension cost of the plans for fiscal 2005, 2006 and 2007 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Service cost	¥2,872	¥2,912	¥2,630	$22
Interest cost	1,643	1,153	1,228	10
Expected return on plan assets	(1,375)	(1,470)	(1,932)	(16)
Amortization of transition obligation	1	2	2	0
Amortization of net actuarial loss	2 065	1 172	302	3
Amortization of prior service credit	(767)	(1,091)	(1,209)	(10)
Plan curtailments and settlements	27	(296)	2	0
Settlement loss resulting from transfer of substitutional portion of EPF	11,852	—	—	—

Net periodic pension cost	¥16,318	¥2,382	¥1,023	$9

In addition to the above net pension cost in fiscal 2005, the Company and certain subsidiaries recognized the gain on the subsidy from the government of ¥12,425 million, in relation to the transfer of the substitutional portion of EPF. Including the above settlement loss resulting from the transfer of the substitutional portion of EPF, the net gain of ¥573 million in relation to the transfer of the substitutional portion of EPF was recorded as the reduction in selling, general and administrative expenses in the consolidated statement of income.

The Company and certain subsidiaries use a March 31 measurement date for the majority of its plans.

Significant assumptions of domestic and overseas pension plans used to determine these amounts are as follows:

Domestic	2005	2006	2007
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	2.0%	2.2%	2.2%
Rate of increase in compensation levels	5.0%	6.0%	6.2%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.0%	2.0%	2.2%
Rate of increase in compensation levels	1.9%	5.0%	6.0%
Expected long-term rate of return on plan assets	1.8%	2.0%	2.2%

Overseas	2005	2006	2007
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	5.7%	5.8%	6.0%
Rate of increase in compensation levels	0.3%	0.5%	0.6%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	5.7%	5.7%	5.8%
Rate of increase in compensation levels	0.1%	0.3%	0.5%
Expected long-term rate of return on plan assets	8.3%	8.2%	8.2%

In consequence of the amendment of the Company and certain subsidiaries’ plans to the cash balance plan, the rate of the increase in compensation levels used to determine net periodic pension cost from fiscal 2006 included not only the rate of the increase in the base salary but also the rate of the increase in the amounts credited to the participants’ accounts of the cash balance plan, which resulted from participants’ job titles and the promotion of their job classes.

The Company and certain subsidiaries determine the expected long-term rate of return on plan assets annually based on the composition of the pension asset portfolios and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. The Company and certain subsidiaries use a number of factors to determine the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2006 and 2007 are as follows:

	2006	2007
Equity securities	50.9%	53.3%
Debt securities	36.5	33.3
Life insurance company general accounts	2.2	3.2
Short-term financial instruments	5.7	4.3
Other	4.7	5.9

Total	100.0%	100.0%

Life insurance company general accounts in the above table are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.

The Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. The Company and certain subsidiaries formulate a policy portfolio appropriate to produce the expected long-term rate of return on plan assets, and ensure that plan assets are allocated under this policy portfolio. The Company and certain subsidiaries periodically have an external consulting firm monitor the results of actual return and revise the policy portfolio if necessary.

Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥210 million and ¥231 million ($2 million) at March 31, 2006 and 2007, respectively.

The Company and certain subsidiaries expect to contribute ¥5,876 million ($50 million) to pension plans during the year ending March 31, 2008.

At March 31, 2007, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥1585	$14
2009	1571	13
2010	1,563	13
2011	1,547	13
2012	1 692	14
2013-2017	9,353	80

Total	¥17,311	$147

In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

Total costs charged to income for all the plans including the defined benefit plans are ¥4,961 million, ¥2,948 million and ¥2,578 million ($22 million), in fiscal 2005, 2006 and 2007, respectively. The gain on the subsidy from the government of ¥12,425 million and the settlement loss of ¥11,852 million resulting from the transfer of the substitutional portion of EPF were included in those costs in fiscal 2005.

17. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

Stock-option program

In fiscal 1999,2000 and 2001, the Company granted stock options to directors, executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan which had a vesting period of three years and the exercise periods are 9.75, 9.7 and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 146,000,145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1999,2000 and 2001, respectively.

In fiscal 2002, the Company granted another option plan with the vesting period of two years and the exercise period of 10 years from the grant date. Under this plan, the Company issued warrants to directors, executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price.

From fiscal 2003, the Company granted stock acquisition rights that had a vesting period between 1.67 and 1.92 years and an exercise period between 9.67 and 9.92 years. The acquisition rights were to purchase the Company’s common stock at an exercise price and were distributed to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies.

A summary of information related to the Company’s stock acquisition rights is as follows:

Years ended March 31,	Exercise period	Number of shares Initially granted	Exercise price
			Yen	U.S. dollars
2003	From June 27, 2004 to June 26, 2012	453,300	¥7,452	$63
2004	From June 26, 2005 to June 25, 2013	516,000	7,230	61
2005	From June 24, 2006 to June 23, 2014	528,900	12,121	103
2006	From June 22, 2007 to June 21, 2015	477,400	19,550	166
2007	From June 21, 2008 to June 20, 2016	194,200	30,626	259

At the general meeting held on June 22, 2007, an additional grant of stock acquisition rights for 112,000 shares, to certain employees of the Company, and directors, corporate auditors and certain employees of its subsidiaries and affiliated companies during the year ending March 31, 2008 was approved. In additions, the grant of stock acquisition rights for 37,600 to directors and corporate executive officers of the Company was approved by the Compensation Committee.

For the stock-option programs, the exercise prices, which are determined by a formula linked to the price of the Company’s common stock on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s common stock at the grant dates.

The following table summarizes information about the activity of these stock options for the year ended 2007:

		Weighted average exercise price (*)		Weighted average remaining contractual life	Aggregate intrinsic value
	Number of shares	Yen	U.S. dollar	In years	Millions of yen	Millions of U.S. dollar
Outstanding at beginning of year	1,739,100	¥13,387	$113.40
Granted	194,200	30,626	259.43
Exercised	(536,540)	11,257	95.36
Forfeited or expired	(7,440)	18,177	153.98

Outstanding at end of year	1,389,320	16,594	140.56	7.00	¥19,598	$166

Exercisable at end of year	730,300	¥11,001	$93.19	5.63	¥14,386	$122

(*)	The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

The Company received ¥2,805 million, ¥8,690 million and ¥6,040 million ($51 million) in cash from the exercise of stock options during fiscal 2005, 2006 and 2007, respectively.

The total intrinsic value of options exercised during fiscal 2005, 2006 and 2007 was ¥1,458 million, ¥10,208 million and ¥11,387 million ($96 million), respectively.

The fair value of each option was estimated on the date of grant under the following assumptions. The Company used the Black-Scholes option pricing-model until fiscal 2006, however, the Company has used the binominal option-pricing model for the year ended 2007:

	2005	2006	2007
Weighted-average grant-date fair value	¥5 917	¥9 436	¥9,310	($78.86)
Expected life	8.92 Years	8.44 Years	—
Risk-free rate	1.67%	1.19%	0.18-1.85%
Expected volatility	42.67%	43.14%	42.00%
Expected dividend yield	0.210%	0.205%	0.360%

As of March 31, 2007, the total unrecognized compensation costs related to non-vested options was ¥1,731 million ($15 million). This cost is expected to be recognized over a weighted-average of 0.9 years.

Stock compensation program

In June 2005, the Company introduced a stock compensation program for directors, executive officers and group executives of the Company. In this program, points are granted based upon the prescribed standards of the Company and the related compensation, which is equal to the accumulated number of points multiplied by the stock price at the time of retirement, is provided. Under this program, directors and executive officers have an obligation to purchase the Company’s common stock from the Company upon the settlement of the points and the concurrent receipt of cash at the stock price that prevails at the time of his or her retirement after crediting any relevant taxes. The Company’s common stock will be provided either from the treasury stocks or by issuing new shares as necessary. In fiscal 2007, the Company granted 31,531 points out of which 2,500 points were settled for individuals who retired during fiscal 2007. Those individuals purchased the Company’s common stock upon cash receipts. Total points outstanding under the stock compensation program as of March 31, 2007 were 52,615 points.

18. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) in fiscal 2005, 2006 and 2007 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2004	¥25,048	¥(7,967)	¥—	¥(45,629)	¥(4,593)	¥(33,141)
Net unrealized gains on investment in securities, net of tax of ¥(13,192) million	23,205					23,205
Reclassification adjustment included in net income, net of tax of ¥5,628 million	(8,103)					(8,103)
Minimum pension liability adjustments, net of tax of ¥(4,781) million		6,877				6,877
Foreign currency translation adjustments, net of tax of ¥(81) million				4,971		4,971
Reclassification adjustment included in net income Net unrealized gains on derivative instruments, net of tax of ¥(1,467) million				1,048	2,738	1,048 2,738
Reclassification adjustment included in net income, net of tax of ¥(398) million					532	532

Change during year	15,102	6,877	—	6,019	3,270	31,268

Balance at March 31, 2005	40,150	(1,090)		(39,610)	(1,323)	(1,873)
Net unrealized gains on investment in securities, net of tax of ¥(11,265) million	16,634					16,634
Reclassification adjustment included in net income, net of tax of ¥3,968 million	(5,928)					(5,928)
Minimum pension liability adjustments, net of tax of ¥(307) million		458				458
Foreign currency translation adjustments, net of tax of ¥(6,250) million				12,477		12,477
Reclassification adjustment included in net income, net of tax of ¥(693) million				1,001		1,001
Net unrealized gains on derivative instruments, net of tax of ¥(2,879) million					4,300	4,300
Reclassification adjustment included in net income, net of tax of ¥(359) million					534	534

Change during year	10,706	458	—	13,478	4,834	29,476

Balance at March 31, 2006	50,856	(632)	—	(26,132)	3,511	27,603

	Millions of yen
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2006	50,856	(632)		(26,132)	3,511	27,603
Net unrealized gains on investment in securities, net of tax of ¥(35,954) million	52,925					52,925
Reclassification adjustment included in net income, net of tax of ¥21,033 million	(30,787)					(30,787)
Minimum pension liability adjustments, net of tax of ¥1 million.		(5)				(5)
Foreign currency translation adjustments, net of tax of ¥(222) million				2,722		2,722
Reclassification adjustment included in net income, net of tax of ¥(377) million				790		790
Net unrealized losses on derivative instruments, net of tax of ¥1,178 million					(1,782)	(1,782)
Reclassification adjustment included in net income, net of tax of ¥295 million.					(454)	(454)

Current period change	22,138	(5)	—	3,512	(2,236)	23,409

Adjustments to initially apply FASB Statement No. 158, net of tax of ¥(2,979) million.	—	637	3,604	—	—	4,241

Balance at March 31, 2007	¥72,994	¥—	¥3,604	¥(22,620)	¥1,275	¥55,253

	Millions of U.S. dollars
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2006	$431	$(5)	$—	$(222)	$30	$234
Net unrealized gains on investment in securities, net of tax of $(305) million	448					448
Reclassification adjustment included in net income, net of tax of $178 million	(261)					(261)
Minimum pension liability adjustments, net of tax of $0 million		(0)				(0)
Foreign currency translation adjustments, net of tax of $(2) million				23		23
Reclassification adjustment included in net income, net of tax of $(3) million				7		7
Net unrealized losses on derivative instruments, net of tax of $10 million					(15)	(15)
Reclassification adjustment included in net income, net of tax of $2 million.					(4)	(4)

Current period change	187	(0)	—	30	(19)	198

Adjustments to initially apply FASB Statement No. 158, net of tax of $(25) million.	—	5	31	—	—	36

Balance at March 31, 2007	$618	$—	$31	$(192)	$11	$468

19. Shareholders’s Equity

Changes in the number of shares issued and outstanding in fiscal 2005,2006 and 2007 are as follows:

	Number of shares
	2005	2006	2007
Beginning balance	84,366,314	87,996,090	90,289,655
Exercise of warrants	249,089	612,664	424,440
Conversion of convertible bonds	3,380,687	1,680,901	804,099

Ending balance.	87,996,090	90,289,655	91,518,194

The Japanese Company Law (the “Law”), effective on May 1, 2006, provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Law also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. And the Law provides that at least one-half of amounts paid for new shares be included in common stock when they are issued. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants and stock acquisition rights, equally between common stock and additional paid-in capital.

The Board of Directors resolved in May 2007 that total of ¥11,863 million ($100 million) dividends shall be distributed to the shareholders of record as of March 31, 2007. The liability for declared dividends and related impact on shareholder’s equity are accounted for in the period of such board of directors’ resolution.

The amount available for dividends under the Law is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥203,414 million ($1,723 million) as of March 31, 2007.

Retained earnings at March 31, 2007 include ¥64,715 million ($548 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2007, the restricted net assets of certain subsidiaries, which include regulatory capital requirements for life insurance, banking and securities brokerage operations of ¥49,839 million ($422 million), does not exceed 25% of consolidated net assets.

20. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2005,2006 and 2007 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Brokerage commissions.	¥4,516	¥8,810	¥7,851	$67
Net gains on investment securities.	29,389	40,016	62,833	532

	¥33,905	¥48,826	¥70,684	$599

Trading activities—Net gains on investment securities include net trading losses of ¥215 million, net trading gains of ¥3,264 million and net trading gains of ¥7,586 million ($64 million) for fiscal 2005, 2006 and 2007, respectively. Net loss of ¥166 million, net gains of ¥1,295 million and net losses of ¥178 million ($2 million) on derivative trading instruments are also included in net gains on investment securities for fiscal 2005, 2006 and 2007, respectively.

21. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2005, 2006 and 2007 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Life insurance premiums	¥125,806	¥125,130	¥121,373	$1,028
Life insurance related investment income	11,198	12,988	11,462	97

	¥137,004	¥138,118	¥132,835	$1,125

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2005, 2006 and 2007 amounted to ¥10,359 million, ¥10,179 million and ¥10,989 million ($93 million), respectively.

22. Other Operations

Other operating revenues and other operating expenses in fiscal 2005, 2006 and 2007 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Other operating revenues:
Revenues from integrated facilities management operations	¥30,974	¥34,244	¥37,119	$315
Revenues from the vehicle maintenance and management services contained in automobile lease contracts	38,655	41,850	43,254	367
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	203	8,036	55,170	467
Other	78,179	109,117	144,299	1,222

	¥148,011	¥193,247	¥279,842	$2,371

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Other operating expenses:
Expenses from integrated facilities management operations	¥28,534	¥31,710	¥34,511	$292
Expenses from the vehicle maintenance and management services contained in automobile lease contracts	29,153	30,756	33,361	283
Other	41,120	60,994	79,821	676

	¥98,807	¥123,460	¥147,693	$1,251

Other items consist of revenues and expenses from golf courses, hotels and training facilities, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2005, 2006 and 2007, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2005, 2006 and 2007.

23. Write-downs of Long-Lived Assets

In accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries performed tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying value of assets not recoverable is reduced to estimated fair value if lower than the carrying value. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value.

During fiscal 2005, 2006 and 2007, the Company and certain subsidiaries recognized impairment losses for the difference between carrying values and estimated fair values in the amount of ¥11,713 million, ¥8,336 million and ¥3,163 million ($27 million), respectively, which are reflected as write-downs of long-lived assets. The losses of ¥3,080 million ($26 million) were included in the Real Estate segment, ¥18 million ($0 million) were included in the Real Estate-Related Finance segment, and ¥65 million ($1 million) were included in The Americas segment respectively. The details of significant write-downs are as follows.

Golf courses— There was no impairment for the golf courses in fiscal 2005. In fiscal 2006, a certain subsidiary determined that estimated future cash flows and the fair value of its golf course were lower than the current carrying amount due to intensification of competition with surrounding other golf courses and the aging of the building. As the result, the subsidiary has recorded ¥1,244 million of write-down. There was no impairment for the golf courses in fiscal 2007.

Corporate Dormitories— The Company and a subsidiary are engaged in the business to lease corporate dormitory buildings in Japan. During fiscal 2005, the Company recognized ¥500 million of write-down for one dormitory due to the decline in cash flows as a result that the lease contract with the corporate customer expired without being renewed. During fiscal 2006, the Company wrote down by ¥504 million for two dormitories to be disposed of by sale. During fiscal 2007, the Company and a subsidiary have written down by ¥1,558 million ($13 million) the carrying value of nine dormitories to be disposed of by sale, and one dormitory that cash flows have been decreased due to the deterioration in the occupancy rate.

Office Buildings— During fiscal 2005, the Company wrote down by ¥306 million for an office building that cash flows had been decreased because it became vacant as a result of the bankruptcy of the tenant. During fiscal 2006, ¥5,038 million of write-down was recorded for an office building reclassified and reassessed as a rental facilities from office facilities, in line with the centralization of group companies to another headquarters building. During fiscal 2007, a subsidiary has recorded impairment losses of ¥150 million ($1 million) for an office building with negative cash flows that are not anticipated to be temporary.

Hotel properties and Commercial Buildings— During fiscal 2005, a subsidiary in the United States determined that estimated future cash flows were less than the carrying amounts for a certain commercial complex due to a decrease in the rental rates. Since it was recognized that estimated fair value was less than the carrying amount, the subsidiary recorded ¥1,879 million of write-down. During fiscal 2006, ¥356 million of write-down was recorded for an aged commercial building. During fiscal 2007, the subsidiaries have recorded ¥391 million ($4 million) in total for two hotel properties that experienced deterioration in cash flows.

Condominiums— During fiscal 2005 and 2006, ¥554 million of write-downs for approximately 90 units and ¥115 million of write-downs for approximately 20 units were recorded, respectively, due to the decline in cash flow by each unit. During fiscal 2007, the Company tested certain condominiums for impairment based on cash flow information by each unit and wrote down 15 units by ¥33 million ($0 million).

Others— During fiscal 2005, 2006 and 2007, the Company and certain subsidiaries recognized ¥8,474 million, ¥1,079 million and ¥1,031 million ($9 million) of write-downs, respectively, for other long-lived assets including developed and undeveloped land.

24. Discontinued Operations

The Company and its subsidiaries reclassified operations of the subsidiaries and the business units sold to discontinued operations pursuant to the requirements on FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) because the Company and the subsidiary have no significant continuing involvement in the operations sold. The Company and its subsidiaries sold subsidiaries and business units, which mainly consisted of a subsidiary in Japan held for undertaking corporate rehabilitation business and a commercial mortgage servicing business in the United States in fiscal 2006 and sold subsidiaries and business units, which mainly consisted of a subsidiary in Japan held for undertaking corporate rehabilitation business and a finance business of a subsidiary in Oceania in fiscal 2007. As the result of the sales, the Company and its subsidiaries earned ¥10,533 million and ¥5,666 million ($48 million) of aggregated gains on the sales of the subsidiaries and the business units in total, in fiscal 2006 and 2007 respectively.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No. 144 requires the reclassification of operations related to these real estate sold or to be disposed of by sale to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. In fiscal 2005, 2006 and 2007, the Company and its subsidiaries earned ¥9,964 million, ¥13,618 million and ¥10,999 million ($93 million) of aggregated gains on such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose of by sale properties for rental without a significant continuing involvement in those properties of ¥30,364 million and ¥12,529 million ($106 million) which are mainly included in the investment in operating leases in the accompanying consolidated balance sheets at March 31, 2006 and 2007.

Under this Statement, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries and the business units sold and the gains on sales, rental revenues generated and other expenses incurred by the operations of rental properties, which have been sold and to be disposed of, as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of the subsidiaries, the business units and these properties recognized in fiscal 2005 and 2006 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

Discontinued operations in fiscal 2005, 2006 and 2007 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Revenues	¥50,349	¥56,752	¥24,862	$211

Income before income tax from discontinued operations, net	¥13,305	¥27,351	¥17,922	$152
Provision for income taxes	(5,390)	(10,721)	(6,924)	(59)

Discontinued operations, net of applicable tax effect	¥7,915	¥16,630	¥10,998	$93

25. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2005,2006 and 2007 is as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Income from continuing operations	¥83,581	¥149,758	¥184,935	$1,567
Effect of dilutive securities—
Convertible bond	1,362	1,525	1,699	14

Income from continuing operations for diluted EPS computation	¥84,943	¥151,283	¥186,634	$1,581

	Thousands of shares
	2005	2006	2007
Weighted-average shares	84,110	88,322	90,260
Effect of dilutive securities—
Warrants	381	833	764
Convertible bond	8,120	4,496	3,215
Treasury stock	45	139	102

Weighted-average shares for diluted EPS computation	92,656	93,790	94,341

	Yen			U.S. dollars
	2005	2006	2007	2007
Earnings per share for income from continuing operations:
Basic	¥993.71	¥1,695.60	¥2,048.90	$17.36
Diluted	916.76	1,612.99	1,978.28	16.76

26. Derivative Financial Instruments and Hedging

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions. The interest rate swap agreements outstanding as of March 31, 2007 mature at various dates through 2020. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings through other operating expenses and other operating revenues. The amounts of these net losses after deducting applicable taxes were net losses of ¥532 million, ¥534 million and net gains of ¥454 million ($4 million) during fiscal 2005, 2006 and 2007, respectively. Net gains of ¥45 million, net losses of ¥13 million and ¥7 million ($0 million), which represent the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating revenues and other operating expenses, for fiscal 2005, 2006 and 2007, respectively. Approximately ¥688 million ($6 million) of net derivative gains included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2007 will be reclassified into earnings through other operating revenues within fiscal 2008.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2005, 2006 and 2007, gains of ¥231 million, losses of ¥149 million and ¥449 million ($4 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating revenues and other operating expenses.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gain (loss) of foreign currency translation adjustments for fiscal 2005, 2006 and 2007 were losses of ¥6,471 million, ¥14,738 million and ¥2,965 million ($25 million), respectively.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133.

The following table provides notional amount information about derivative instruments as of March 31, 2006 and 2007. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Interest rate risk management:
Interest rate swap agreements	¥367,234	¥352,970	$2,990
Options and caps held	13,739	13,283	113
Foreign exchange risk management:
Foreign exchange forward contracts	¥141,391	¥149,416	$1,266
Futures	—	244	2
Foreign currency swap agreements	138,473	246,598	2,089
Trading activities:
Futures	¥292 102	¥583,901	$4,946
Options and caps held	1,610	893	8
Options and caps written	1,586	676	6
Foreign exchange forward contracts	20,162	26,086	221

27. Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However, a significant decline in real estate markets could result in a decline in value of the secured real estate below the mortgage setting amount which would expose the Company and certain subsidiaries to unsecured credit risk.

At March 31, 2006 and 2007, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, approximately ¥5,000 billion, or 85%, at March 31, 2006 and approximately ¥5,589 billion ($47,344 million), or 85%, at March 31, 2007 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥434 billion and ¥475 billion ($4,024 million) as of March 31, 2006 and 2007, respectively.

The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2006 and 2007, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases. The percentage of investment in transportation equipment to consolidated total assets is 11.3% and 9.9% as of March 31, 2006 and 2007, respectively.

28. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2006	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥61,971	¥61,971
Futures:
Assets	693	693
Liabilities	73	73

Options and other derivatives:
Assets	88	88
Liabilities	98	98

Non-trading instruments
Assets:
Cash and cash equivalents	245,856	245,856
Restricted cash	172,805	172,805
Time deposits	5,601	5,601
Installment loans (net of allowance for probable loan losses)	2,859,757	2,840,457
Investment in securities:
Practicable to estimate fair value	432,306	432,306
Not practicable to estimate fair value	188,521	188,521

Liabilities:
Short-term debt	1,336,414	1,336,414
Deposits	353,284	358,983
Long-term debt	3,236,055	3,216,713

Foreign exchange forward contracts:
Assets	1,872	1,872
Liabilities	649	649

Foreign currency swap agreements:
Assets	1,862	1,862
Liabilities	7,003	7,003

Interest rate swap agreements:
Assets	6,039	6,039
Liabilities	455	455

Options and other derivatives:
Assets	1	1

March 31, 2007	Millions of yen		Millions of U.S. dollars
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥45,912	¥45,912	$389	$389
Futures:
Assets	561	561	5	5
Liabilities	122	122	1	1
Options and other derivatives:
Assets	831	831	7	7
Liabilities	115	115	1	1
Non-trading instruments
Assets:
Cash and cash equivalents	215,163	215,163	1,823	1,823
Restricted cash	121,569	121,569	1,030	1,030
Time deposits	913	913	8	8
Installment loans (net of allowance for probable loan losses)	3,426,363	3,402,275	29,025	28,821
Investment in securities:
Practicable to estimate fair value	649,897	649,897	5,505	5,505
Not practicable to estimate fair value	179,772	179,772	1,523	1,523
Liabilities:
Short-term debt	1,174,391	1,174,391	9,948	9,948
Deposits	446,474	453,006	3,782	3,837
Long-term debt	3,863,057	3,854,913	32,724	32,655
Foreign exchange forward contracts:
Assets	1,814	1,814	15	15
Liabilities	1,148	1,148	10	10
Foreign currency swap agreements:
Assets	2,343	2,343	20	20
Liabilities	6,615	6,615	56	56
Interest rate swap agreements:
Assets	3,043	3,043	26	26
Liabilities	596	596	5	5
Options and other derivatives:
Assets	—	—	—	—

The estimated fair value amounts were determined using available market information, discounted cash flow information utilized by the Company and its subsidiaries in conducting new business and certain valuation methodologies. If quoted market prices were not readily available, management estimated a fair value. Accordingly, the estimates may not be indicative of the amounts at which the financial instruments could be exchanged in a current or future market transaction. Due to the uncertainty of expected cash flows resulting from financial instruments, the use of different assumptions and valuation methodologies may have a significant effect on the derived estimated fair value amounts.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—For cash and cash equivalents, restricted cash, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. And the carrying amounts of purchased loans were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

Investment in securities—For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium- and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

Derivatives—The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company’s and its subsidiaries’ derivatives.

29. Commitments, Guarantees, and Contingent Liabilities

Commitments—As of March 31, 2007, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥13,744 million ($116 million).

The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2027.

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥3,299	$28
2009	2,735	23
2010	2,212	19
2011	1,653	14
2012	1,114	10
Thereafter	8,527	72

Total	¥19,540	$166

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥8,428 million, ¥8,555 million and ¥8,279 million ($70 million) in fiscal 2005, 2006 and 2007, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥3,405 million, ¥2,848 million and ¥3,166 million ($27 million) in fiscal 2005, 2006 and 2007, respectively. The longest contract of them will mature in fiscal 2012. At March 31, 2007, the amounts due in each of the next five years are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥2,682	$23
2009	1,121	9
2010	963	8
2011	574	5
2012	227	2

Total	¥5,567	$47

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥231,785 million ($1,963 million) as of March 31, 2007.

The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2007, the total unused credit amount available is ¥371,504 million ($3,147 million).

Guarantees—The Company and its subsidiaries applies FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognizes a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45. The following table represents the summary of guarantees recorded as guarantee liabilities as of the March 31, 2006 and 2007 and potential future payments of the guarantee contracts outstanding:

	Millions of yen				Millions of U.S. dollars
	2006		2007		2007
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	¥32,789	¥5,336	¥28,949	¥4,448	$245	$38
Consumer loans	21,104	2,138	21,483	2,167	182	18
Corporate loans	192,562	5,146	276,494	15,107	2,342	128
Other	606	—	452	10	4	0

Total	¥247,061	¥12,620	¥327,378	¥21,732	$2,773	$184

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for unrelated third parties include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions, if certain conditions are met. Total amounts of such guarantee and book value of guarantee liabilities which amounts included in the table above are ¥807,700 million ($6,842 million) and ¥9,315 million ($79 million) as of March 31, 2007, respectively.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

30. Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are mainly identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the Corporate Financial Services segment and Real Estate-Related Finance segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

        The Corporate Financial Services segment comprises primarily direct financing leases and lending operations as well as the sale of a variety of financial products and other fee business. The Automobile Operations segment comprises automobile leasing and automobile rental operations. The Rental Operations segment comprises rental and leasing operations for precision measuring equipment and information-related equipment such as personal computers. The Real Estate-Related Finance segment includes real estate financing activities, personal housing loan lending operations and commercial mortgage-backed securities (CMBS) as well as loan servicing. The Real Estate segment primarily comprises residential subdivision developments, the development and leasing of office buildings and logistics facilities, the management of hotels, golf courses and training facilities, the development and management of senior housing, integrated facilities management, as well as asset management and administration on behalf of REITs. The Life Insurance segment includes direct and agency life insurance sales and related activities. The two overseas operating segments, The Americas and Asia, Oceania and Europe segments, include direct financing lease operations, investment banking, real estate-related business and aircraft and ship financing operations. The Other segment, which is not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, is reported under operations in Japan and primarily includes securities brokerage, venture capital, card loans and principal investments business. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment.

Financial information of the segments for fiscal 2005, 2006 and 2007 is as follows:

Year ended March 31, 2005	Millions of yen
	Operations in Japan							Overseas Operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	¥90,795	¥117,871	¥68,447	¥77,389	¥195,906	¥136,857	¥143,754	¥53,084	¥73,089	¥957,192
Interest revenue	25,043	7	7	46,483	954	1	37,245	18,359	5,486	133,585
Interest expense	12,661	2,835	1,042	6,406	4,011	90	3,635	9,391	10,256	50,327
Depreciation and amortization	25,969	29,964	41,936	2,363	5,578	94	4,897	1,906	23,161	135,868
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	10,529	(129)	63	16,290	697	113	9,983	1,498	288	39,332
Write-downs of long-lived assets	—	—	—	363	1,723	—	—	1,879	—	3,965
Decrease in policy liabilities	—	—	—	—	—	41,902	—	—	—	41,902
Equity in net income (loss) of and gains (losses) on sales of affiliates	350	6	—	(701)	950	1,406	11,511	(1,546)	11,150	23,126
Discontinued operations	656	—	—	(113)	7,219	250	258	4,906	129	13,305
Segment profit	43,848	21,088	9,384	13,856	23,959	7,223	20,970	15,621	22,133	178,082
Segment assets	1,506,311	451,715	118,427	956,047	500,755	567,023	489,758	403,399	498,855	5,492,290
Long-lived assets	17,105	103,316	64,881	9,438	325,552	23,508	3,224	44,898	121,553	713,475
Expenditures for long-lived assets	662	58,157	36,279	3,046	104,667	116	23	3,071	38,512	244,533
Investment in affiliates	943	41	—	620	35,053	8,994	116,194	23,316	78,255	263,416

Year ended March 31, 2006	Millions of yen
	Operations in Japan							Overseas Operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	¥97,683	¥130,775	¥67,066	¥69,472	¥198,780	¥137,468	¥111,854	¥70,223	¥88,914	¥972,235
Interest revenue	33,074	2	3	56,223	1,372	—	38,163	24,485	7,238	160,560
Interest expense	12,249	2,660	888	7,427	5,099	92	4,336	11,173	13,474	57,398
Depreciation and amortization	20,130	36,306	34,369	2,070	7,607	51	4,221	1,353	27,674	133,781
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	3,161	(941)	19	6,296	46	204	6,293	(413)	1,513	16,178
Write-downs of long-lived assets	1,292	—	—	—	2,006	—	—	—	—	3,298
Decrease in policy liabilities	—	—	—	—	—	47,172	—	—	—	47,172
Equity in net income (loss) of and gains (losses) on sales of affilates	1,635	25		378	364	1,366	13,145	3,434	14,375	34,722
Discontinued operations	259	—	—	615	6,560	—	1,218	16,924	1,775	27,351
Segment profit	48,661	26,661	9,911	33,384	28,650	13,212	41,657	34,701	31,956	268,793
Segment assets	1,616,574	509,149	123,532	1,223,063	682,166	491,857	668,689	441,285	562,654	6,318,969
Long-lived assets	19,382	132,480	67,031	12,828	461,252	—	11,329	16,602	131,124	852,028
Expenditures for long-lived assets	4,198	67,154	40,291	2,827	146,929	348	1,392	12,204	52,104	327,447
Investment in affiliates	2,656	65	101	784	58,339	9,164	132,159	5,667	95,827	304,762

Year ended March 31, 2007	Millions of yen
	Operations in Japan							Overseas Operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	¥123,328	¥146,966	¥67,859	¥82,345	¥245,336	¥132,060	¥145,443	¥119,940	¥103,593	¥1,166,870
Interest revenue	47,709	—	7	64,342	1,596	—	40,110	40,316	8,464	202,544
Interest expense	16,650	3,531	897	11,643	6,440	106	6,129	18,867	16,557	80,820
Depreciation and amortization	21,240	43,141	34,930	1,833	10,928	28	5,073	378	35,363	152,914
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	5,415	(1,009)	(2,059)	1,641	284	(409)	8,147	1,143	645	13,798
Write-downs of long-lived assets	—	—	—	18	3,080	—	—	65	—	3,163
Decrease in policy liabilities	—	—	—	—	—	11,762	—	—	—	11,762
Equity in net income (loss) of and gains (losses) on sales of affiliates	(377)	22	22	762	273	1,615	7,776	(537)	18,813	28,369
Discontinued operations	642	—	—	3,640	5,135	—	3,280	2,620	2,605	17,922
Segment profit	56,873	28,224	10,869	44,682	51,236	9,921	61,745	31,315	37,763	332,628
Segment assets	1,846,552	510,805	121,621	1,517,927	901,237	511,051	788,446	487,900	625,036	7,310,575
Long-lived assets	13,718	174,044	74,145	12,998	602,629	—	38,029	25,743	154,987	1,096,293
Expenditures for long-lived assets	2,339	90,679	44,026	6,943	158,422	—	7,738	21,050	68,608	399,805
Investment in affiliates	2,307	88	119	545	72,783	9,171	138,402	5,871	125,297	354,583

Segment revenues and segment profits in the Other segment include the gains on the sale of a portion of our shares in Aozora Bank, Ltd.

Year ended March 31, 2007	Millions of U.S. dollars
	Operations in Japan							Overseas Operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	$1,045	$1,245	$575	$697 $	2,078	$1,119	$1,232	$1,016	$878	$9,885
Interest revenue	404	—	0	545	14	—	340	341	72	1,716
Interest expense	141	30	8	98	55	1	52	160	140	685
Depreciation and amortization	180	365	296	16	93	0	43	3	299	1,295
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	46	(9)	(17)	14	2	(3)	69	10	5	117
Write-downs of long-lived assets	—	—	—	0	26	—	—	1	—	27
Decrease in policy liabilities	—	—	—	—	—	100	—	—	—	100
Equity in net income (loss) of and gains (losses) on sales of affiliates	(3)	0	0	7	2	14	66	(5)	159	240
Discontinued operations	5	—	—	31	44	—	28	22	22	152
Segment profit	482	239	92	378	434	84	523	265	320	2,817
Segment assets	15,642	4,327	1,030	12,859	7,634	4,329	6,679	4,133	5,295	61,928
Long-lived assets	116	1,475	628	110	5,105	—	322	218	1,313	9,287
Expenditures for long-lived assets	20	768	373	59	1,342	—	66	178	581	3,387
Investment in affiliates	19	1	1	5	617	78	1,172	50	1,061	3,004

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interests in earnings of subsidiaries and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-downs of certain long-lived assets, are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s asset. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Segment revenues:
Total revenues for segments	¥957,192	¥972,235	¥1,166,870	$9,885
Revenue related to corporate assets	5,184	14,399	545	5
Revenue from discontinued operations	(50,349)	(56,752)	(24,862)	(211)

Total consolidated revenues	¥912,027	¥929,882	¥1,142,553	$9,679

Segment profit:
Total profit for segments	¥178,082	¥268,793	¥332,628	$2,817
Corporate interest expenses, general and administrative expenses	(3,957)	(5,882)	(3,554)	(30)
Corporate write-downs of securities	(816)	(64)	(227)	(2)
Corporate write-downs of long-lived assets	(7,748)	(5,038)	—	—
Corporate net gains or losses on investment securities	2,624	11,225	(2,012)	(17)
Corporate other gains or losses	(3,801)	4,865	2,380	21
Discontinued operations	(13,305)	(27,351)	(17,922)	(152)
Minority Interests in Earnings of Subsidiaries.	2,456	3,221	4,781	40

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	¥153,535	¥249,769	¥316,074	$2,677

Segment assets:
Total assets for segments	¥5,492,290	¥6,318,969	¥7,310,575	$61,928
Cash and cash equivalents, restricted cash and time deposits	207,251	424,262	337,645	2,861
Allowance for doubtful receivables on direct financing leases and probable loan losses	(115,250)	(97,002)	(89,508)	(758)
Other receivables	160,263	165,657	212,324	1,798
Other corporate assets	324,399	430,569	436,151	3,694

Total consolidated assets	¥6,068,953	¥7,242,455	¥8,207,187	$69,523

FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for operations in Japan and on the bases of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of The Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information.

The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2005, 2006 and 2007.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of ORIX Corporation (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15 (f) and 15d-15 (f) under the Securities Exchange Act of 1934). The internal control over the financial reporting process of the Company and its subsidiaries (the ORIX Group) was designed by, or under the supervision of, the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other executive officers performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the ORIX Group;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the ORIX Group are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the ORIX Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the ORIX Group’s internal control over financial reporting as of March 31, 2007 by using the criteria set forth in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that the ORIX Group’s internal control over financial reporting was effective as of March 31, 2007.

Management’s assessment of the effectiveness of the ORIX Group’s internal control over financial reporting has been audited by KPMG AZSA & Co., an independent registered public accounting firm, who also audited our financial statements as of and for the year ended March 31, 2007, as stated in their audit report which is included herein.

Yoshihiko Miyauchi
Representative Executive Officer
Chairman and Chief Executive Officer

Yasuhiko Fujiki
Representative Executive Officer
President, Chief Operating Officer and Chief Financial Officer

Tadao Tsuya
Executive Officer
Accounting Department

July 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 12, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars solely for convenience of the reader. We have audited the translation, and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 1 (ab) to the consolidated financial statements.

Tokyo, Japan
July 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that ORIX Corporation (a Japanese corporation) and its subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that ORIX Corporation and its subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, ORIX Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007, expressed in Japanese yen, and our report dated July 12, 2007 expressed an unqualified opinion on those consolidated financial statements.

Tokyo, Japan
July 12, 2007

■ Overview of Principal Group Companies and Bases

Operations in Japan

	Principal Business	Established (Acquired)	ORIX Ownership
• Corporate Financial Services
ORIX Corporation	Leasing, Lending, Other Financial Services	Apr. 1964
Tokyo Sales Headquarters
Kinki (Osaka) Sales Headquarters
District Sales Headquarters
OQL Headquarters
ORIX Alpha Corporation	Leasing, Lending	Mar. 1972	100%
Momiji Lease Corporation	Leasing	(Mar. 2002)	95%
NS Lease Co., Ltd.*[1]	Leasing, Lending, Other Financial Services	(Jul. 2002)	90%
ORIX Kitakanto Corporation	Leasing, Lending, Other Financial Services	(Jan. 2005)	95%
ORIX Tokushima Corporation	Leasing, Lending, Other Financial Services	(Oct. 2005)	95%

• Automobile Operations
ORIX Auto Corporation	Automobile Leasing & Rentals	Jun. 1973	100%

• Rental Operations
ORIX Rentec Corporation	Rentals of Test, Measurement, and IT-Related Equipment	Sep. 1976	100%
ORIX Rentec (Singapore) Pte. Limited (Singapore)		Oct. 1995	100%
ORIX Rentec (Korea) Corporation (South Korea)		Apr. 2001	100%
ORIX Rentec (Tianjin) Corporation (China)		Aug. 2004	100%

• Real Estate-Related Finance
ORIX Corporation
Real Estate Finance Headquarters	Real Estate-Related Finance	Apr. 1964
ORIX Trust and Banking Corporation	Trust & Banking Services, Housing Loans	(Apr. 1998)	100%
ORIX Asset Management & Loan Services Corporation	Loan Servicing	Apr. 1999	100%

• Real Estate
ORIX Corporation
Real Estate Business Headquarters	Real Estate Development & Management	Apr. 1964
ORIX Estate Corporation	Golf Course Management	(Dec. 1986)	100%
BlueWave Corporation	Training Facility & Hotel Management	Aug. 1991	100%
ORIX Interior Corporation	Real Estate Leasing, Sales and Manufacture of Interior Furnishings, and Driving School Management	Oct. 1998	100%
ORIX Real Estate Corporation	Real Estate Development & Management	Mar. 1999	100%
ORIX Facilities Corporation*[2]	Integrated Facilities Management	(Sep. 2001)	93%
ORIX Asset Management Corporation	REIT Asset Management	Sep. 2000	100%
ORIX Golf Management Corporation*[3]	Golf Course Management	(Nov. 2004)	100%
ORIX Living Corporation	Senior Housing Management	Apr. 2005	75%
Cross Hotels Corporation	Management of Cross Hotels	Mar. 2006	100%

• Life Insurance
ORIX Life Insurance Corporation	Life Insurance	Apr. 1991	100%

*1	In July 2007, Nittetsu Lease Co., Ltd. changed its name to NS Lease Co., Ltd.
*2	In July 2007, ORIX increased its shareholding in ORIX Facilities Corporation to 100%.
*3	In October 2006, the operations of ORIX Golf Corporation were integrated with those of ORIX Golf Management Corporation.

	Principal Business	Established (Acquired)	ORIX Ownership
• Other
ORIX Corporation
Investment Banking Headquarters	Investment Banking	Apr. 1964
ORIX Insurance Services Corporation	Casualty & Life Insurance Agency	Sep. 1976	100%
ORIX Credit Corporation	Card Loans	Jun. 1979	100%
ORIX Capital Corporation	Venture Capital	Oct. 1983	100%
ORIX Securities Corporation	Securities Brokerage & Online Trading	(Mar. 1986)	100%
ORIX Baseball Club Co., Ltd.	Professional Baseball Team Management	(Oct. 1988)	80%
ORIX COMMODITIES Corporation*[4]	Securities & Commodity Futures Trading	Jan. 1990	100%
ORIX Eco Services Corporation	Consulting Related to Waste Processing and Recycling, Environmental Management Support Services	Apr. 1998	100%
ORIX Investment Corporation*[4]	Alternative Investment	Jun. 1999	100%
ORIX Resource Recycling Services Corporation	Waste Recycling	Sep. 2002	100%
ORIX M&A Solutions Corporation	M&A & Corporate Restructuring Advisory Services	Feb. 2003	100%
Kuribayashi Leasing Co., Ltd.*[5]	Leasing	(Apr. 1977)	35%
The Chugin Lease Company Limited*[5]	Leasing	Apr. 1982	30%
YAMAGUCHI LEASE CO., LTD.*[5]	Leasing	May 1983	35%
Hokugin Lease Co., Ltd.*[5]	Leasing	Jul. 1983	30%
Nissay Leasing Co., Ltd.*[5]	Leasing	Mar. 1984	30%
The Minato Leasing Co., Ltd.*[5]	Leasing	Jun. 1984	35%
The Torigin Leasing Co., Ltd.*[5]	Leasing	Oct. 1984	45%
Hyakugo Leasing Company Limited*[5]	Leasing	Oct. 1984	45%
Shigagin Leasing Capital Co., Ltd.*[5]	Leasing	May 1985	34%
Sengin Sogo Leasing Co., Ltd.*[5]	Leasing	Oct. 1985	29%
Kagawagin Leasing Co., Ltd.*[5]	Leasing	May 1986	30%
YAMAGUCHI MORTGAGE CO., LTD.*[5]	Mortgage Lending	Jul. 1989	40%
ORIX Insurance Planning Corporation	Agency Sales & Development of Non-Life Insurance Products	Sep. 1999	50%
• ORIX Headquarter Functions (Not Included in Segment Financial Information)
ORIX Computer Systems Corporation	Software Engineering & Systems Management	Mar. 1984	100%
ORIX Create Corporation	Coordination of Advertising Activities	Jul. 1998	100%
ORIX Management Information Center Corporation	Accounting & Administrative Services	Oct. 1999	100%
ORIX Callcenter Corporation	Call Center	Nov. 1999	100%
ORIX Human Resources Corporation	Outplacement Services	Feb. 2002	100%

*4	In July 2007, ORIX COMMODITIES Corporation is scheduled to integrate its operations with those of ORIX Investment Corporation.
*5	From the fiscal year ending March 31, 2008, plans call for this company’s business scope to be reevaluated and for this company to be included within the Corporate Financial Services segment.

Overseas Operations (As of March 31, 2007)

	Country	Principal Business	Established (Acquired)	ORIX Ownership
• The Americas
ORIX USA Corporation	U.S.A.	Corporate Finance	Aug. 1981	100%
		Investment Banking
		Leasing
		Real Estate
		Debt Investment
		Development

• Asia, Oceania and Europe
ORIX Corporation International Headquarters*[6] Alternative Investment & Development Headquarters*[6]	Japan	Administration of Overseas Activities Ship-Related Services, Aircraft-Related Services, Alternative Investment	Apr. 1964
ORIX Asia Limited	China (Hong Kong)	Leasing, Automobile Leasing	Sep. 1971	100%
ORIX China Corporation	China	Leasing	Aug. 2005	95%
CHINA RAILWAY LEASING CO., LTD.	China	Railway-Related Leasing	(Jan. 2006)	25%
ORIX Leasing Singapore Limited	Singapore	Leasing, Hire Purchase, Factoring	Sep. 1972	50%
ORIX Investment and Management Private Limited	Singapore	Equity Investment	May 1981	100%
ORIX CAR RENTALS PTE. LTD.	Singapore	Automobile Leasing & Rentals, Hire Purchase	Sep. 1981	45%
ORIX Capital Resources Limited	Singapore	Ship Finance	Nov. 1997	100%
ORIX Ship Resources Private Limited	Singapore	Ship Finance	Nov. 1997	100%
ORIX Maritime Corporation*[6]	Japan	Ship-Related Services	Nov. 1977	100%
ORIX Leasing Malaysia Berhad	Malaysia	Leasing, Lending, Hire Purchase	Sep. 1973	80%
ORIX Car Rentals Sdn. Bhd.*[7]	Malaysia	Automobile Rentals	Feb. 1989	28%
ORIX Auto Leasing Malaysia Sdn. Bhd.	Malaysia	Automobile Leasing	Oct. 2000	80%
PT. ORIX Indonesia Finance*[8]	Indonesia	Leasing, Automobile Leasing	Apr. 1975	96%
ORIX METRO Leasing and Finance Corporation	Philippines	Leasing, Automobile Leasing	Jun. 1977	40%
ORIX Auto Leasing Philippines Corporation	Philippines	Automobile Leasing	Sep. 1989	40%
Thai ORIX Leasing Co., Ltd.	Thailand	Leasing	Jun. 1978	49%
ORIX Auto Leasing (Thailand) Co., Ltd.*[9]	Thailand	Automobile Leasing & Rentals	(Aug. 2001)	85%
Lanka ORIX Leasing Company Limited	Sri Lanka	Automobile Leasing, Hire Purchase	Mar. 1980	30%
ORIX Taiwan Corporation	Taiwan	Leasing, Hire Purchase	Oct. 1982	95%
ORIX Auto Leasing Taiwan Corporation	Taiwan	Automobile Leasing	Apr. 1998	100%
ORIX Taiwan Asset Management Company	Taiwan	Loan Servicing	Jul. 2005	95%
ORIX Auto Leasing Korea Corporation	Korea	Automobile Leasing	Feb. 2004	100%
ORIX Leasing Pakistan Limited	Pakistan	Leasing, Automobile Leasing	Jul. 1986	50%
ORIX Investment Bank Pakistan Limited	Pakistan	Investment Banking, Securities Brokerage	Jul. 1995	37%
INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED	India	Investment Banking, Corporate Finance	(Mar. 1993)	21%
ORIX Auto Infrastructure Services Limited	India	Automobile Leasing	(Mar. 1995)	47%
IL&FS Education & Technology Services Limited	India	Education Related Services	(Aug. 2000)	31%
Oman ORIX Leasing Company SAOG	Oman	Automobile Leasing, Hire Purchase	Jul. 1994	13%
ORIX Leasing Egypt SAE	Egypt	Leasing	Jun. 1997	34%
Saudi ORIX Leasing Company	Kingdom of Saudi Arabia	Leasing, Automobile Leasing	Jan. 2001	25%
MAF ORIX Finance PJSC	U.A.E.	Leasing	Apr. 2002	36%
ORIX Australia Corporation Limited	Australia	Leasing, Automobile Leasing & Rentals	Jul. 1986	100%
ORIX New Zealand Limited	New Zealand	Leasing, Automobile Leasing & Rentals	Aug. 1988	100%
ORIX Ireland Limited	Ireland	Corporate Finance, Accounting & Administrative Services	May 1988	100%
ORIX Aviation Systems Limited	Ireland	Aircraft Leasing	Mar. 1991	100%
ORIX Aircraft Corporation*[6]	Japan	Aircraft Leasing	May 1986	100%
ORIX Polska S.A.	Poland	Leasing, Automobile Leasing	Oct. 1995	100%
BTA ORIX Leasing JSC	Kazakhstan	Leasing, Factoring	(Jun. 2005)	40%

*6	ORIX Corporation’s International Headquarters and Alternative Investment & Development Headquarters as well as ORIX Maritime Corporation and ORIX Aircraft Corporation are based in Japan and are engaged in business activities centered on the Asia Pacific and Europe regions. However, a portion of those units’ business involves domestic assets, and within segment information these domestic assets are included within the Other business category.
*7	The voting power percentage is 100%.
*8	The voting power percentage is 85%.
*9	The voting power percentage is 70%.

Note:	In June 2007, ORIX Corporation created its International Real Estate Business Headquarters, which is expected to engage in business activities centered on the Asia Pacific and Europe regions.

Network in Japan

ORIX’s extensive network in Japan includes 1,181 locations. The number of offices in each region is indicated in parentheses.

Œ HOKKAIDO (88)

ORIX (4)

ORIX Auto (79)

ORIX Rentec (1)

BlueWave (2)

ORIX Facilities (1)

ORIX Life Insurance (1)

 TOHOKU (79)

ORIX (7)

ORIX Auto (66)

NS Lease (1)

ORIX Rentec (1)

ORIX Real Estate (1)

ORIX Facilities (2)

ORIX Life Insurance (1)

Ž TOKYO (161)

ORIX (18)

ORIX Alpha (1)

ORIX Auto (95)

NS Lease (1)

ORIX Rentec (5)

ORIX Trust and Banking (5)

ORIX Asset Management & Loan Services (2)

ORIX Asset Management (1)

BlueWave (4)

ORIX Real Estate (1)

ORIX Golf Management (1)

ORIX Facilities (1)

ORIX Living (1)

ORIX Life Insurance (6)

ORIX Insurance Services (1)

ORIX Credit (2)

ORIX Capital (1)

ORIX Securities (2)

ORIX COMMODITIES (1)

ORIX Eco Services (1)

ORIX Interior (1)

ORIX Investment (1)

ORIX M&A Solutions (1)

ORIX Computer Systems (3)

ORIX Create (1)

ORIX Management Information Center (1)

ORIX Human Resources (1)

ORIX Maritime (1)

ORIX Aircraft (1)

 KANTO (280)

ORIX (11)

ORIX Alpha (1)

ORIX Kitakanto (6)

ORIX Auto (236)

NS Lease (1)

ORIX Rentec (8)

ORIX Trust and Banking (1)

BlueWave (2)

ORIX Golf Management (9)

ORIX Facilities (2)

ORIX Life Insurance (1)

ORIX Resource Recycling Services (2)

 CHUBU (157)

ORIX (13)

ORIX Alpha (1)

ORIX Auto (121)

NS Lease (1)

ORIX Rentec (4)

BlueWave (1)

ORIX Facilities (3)

ORIX Golf Management (8)

ORIX Life Insurance (3)

ORIX Capital (1)

ORIX Real Estate (1)

‘ KINKI (152)

ORIX (9)

ORIX Alpha (2)

ORIX Auto (97)

NS Lease (1)

ORIX Rentec (2)

ORIX Trust and Banking (1)

ORIX Asset Management & Loan Services (1)

ORIX Estate (1)

BlueWave (4)

ORIX Real Estate (1)

ORIX Facilities (5)

ORIX Golf Management (9)

ORIX Living (3)

ORIX Life Insurance (3)

ORIX Credit (1)

ORIX Capital (1)

ORIX Baseball Club (5)

ORIX Interior (4)

ORIX Human Resources (1)

Cross Hotels (1)

’ CHUGOKU (60)

ORIX (4)

ORIX Auto (45)

Momiji Lease (2)

NS Lease (1)

ORIX Rentec (1)

BlueWave (1)

ORIX Golf Management (2)

ORIX Facilities (2)

ORIX Life Insurance (2)

“ SHIKOKU (32)

ORIX (3)

ORIX Tokushima (1)

ORIX Auto (27)

ORIX Facilities (1)

” KYUSHU (incl. OKINAWA) (172)

ORIX (7)

ORIX Auto (149)

NS Lease (1)

ORIX Rentec (2)

ORIX Trust and Banking (2)

ORIX Asset Management & Loan Services (2)

BlueWave (2)

ORIX Facilities (1)

ORIX Life Insurance (2)

ORIX Callcenter (2)

ORIX Golf Management (2)

(As of March 31, 2007)

*	In July 2007, Nittetsu Lease Co., Ltd., changed its name to NS Lease Co., Ltd.

Overseas Network

ORIX has a global network outside of Japan that spans 25 countries worldwide. ORIX has 245 locations throughout the United States, Asia, Oceania, Europe, the Middle East, and Northern Africa. The number of offices in each region is indicated in brackets and includes both subsidiaries and affiliates.

Œ Ireland (2)

ORIX Ireland Limited (1)

ORIX Aviation Systems Limited (1)

 England (1)

ORIX USA Corporation (1)

Ž France (1)

ORIX USA Corporation (1)

 Germany (1)

ORIX USA Corporation (1)

 Poland (6)

ORIX Polska S.A. (6)

‘ Kazakhstan (11)

BTA ORIX Leasing JSC (11)

’ Pakistan (36)

ORIX Leasing Pakistan Limited (35)

ORIX Investment Bank Pakistan Limited (1)

“ India (30)

INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED (5)

ORIX Auto Infrastructure Services Limited (17)

IL&FS Education & Technology Services Limited (8)

” Egypt (2)

ORIX Leasing Egypt SAE (2)

• Saudi Arabia (4)

Saudi ORIX Leasing Company (4)

United Arab Emirates (2)

MAF ORIX Finance PJSC (2)

Oman (4)

Oman ORIX Leasing Company SAOG (4)

Sri Lanka (19)

Lanka ORIX Leasing Company Limited (19)

China (7)

ORIX Rentec (Tianjin) Corporation (3)

ORIX China Corporation (3)

CHINA RAILWAY LEASING CO., LTD. (1)

South Korea (4)

ORIX Rentec (Korea) Corporation (2)

ORIX Auto Leasing Korea Corporation (2)

China (Hong Kong) (1)

ORIX Asia Limited (1)

Taiwan (9)

ORIX Taiwan Corporation (4)

ORIX Auto Leasing Taiwan Corporation (4)

ORIX Taiwan Asset Management Company (1)

Philippines (32)

ORIX METRO Leasing and Finance Corporation (21)

ORIX Auto Leasing Philippines Corporation (11)

Thailand (3)

Thai ORIX Leasing Co., Ltd. (1)

ORIX Auto Leasing (Thailand) Co., Ltd. (2)

Indonesia (9)

PT. ORIX Indonesia Finance (9)

Australia (19)

ORIX Australia Corporation Limited (19)

New Zealand (6)

ORIX New Zealand Limited (6)

Singapore (6)

ORIX Leasing Singapore Limited (1)

ORIX Investment and Management Private Limited (1)

ORIX CAR RENTALS PTE. LTD. (1)

ORIX Rentec (Singapore) Pte. Limited (1)

ORIX Capital Resources Limited (1)

ORIX Ship Resources Private Limited (1)

Malaysia (16)

ORIX Leasing Malaysia Berhad (14)

ORIX Car Rentals Sdn. Bhd. (1)

ORIX Auto Leasing Malaysia Sdn. Bhd. (1)

USA (14)

ORIX USA Corporation (14)

(As of March 31, 2007)

■ Website Guide

ORIX’s website is divided into three main sections that include: 1. About ORIX; 2. Investor Relations; and 3. News Releases. Please visit our website to access the information you are interested in.

● About ORIX: http://www.orix.co.jp/grp/co_e/index.htm

•	Our History: A short review of the development of ORIX covering the last 43 years

•	Financial Data: Recent financial data for your examination

•	Management: An introduction to the Company’s directors, executive officers, and group executives

•	Corporate Network: Descriptions and contact information for ORIX Group companies in Japan and overseas

•	Corporate Governance: Efforts taken in recent years to strengthen corporate governance systems and charts explaining those

•	Compliance: Outline of ORIX’s Compliance Policy and Conduct Principles under EC21

● Investor Relations: http://www.orix.co.jp/grp/ir_e/ir_index.htm

•	CEO Message: An introduction of ORIX’s CEO Message from the current annual report

•	Who is ORIX?: An overview of ORIX’s business segments and financial statements designed to answer the questions of potential investors in ORIX stock

•	IR Events: Schedule of future results briefings, etc., and video archive of previous briefings

•	IR Library

-	Annual Report: Includes CEO’s message, overviews of operations and performance, financial data, and other information

-	U.S. SEC Form 20-F: Annual report filed with the United States Securities and Exchange Commission

-	Quarterly Financial Results: Quarterly financial information, with outline of quarterly results and consolidated financial statements

-	Quarterly Financial Results Supplementary Information: Information provided quarterly as a supplement to “Quarterly Financial Results”

-	Back Numbers: Archive of previous editions of various materials

•	Latest Financial Results: Information on the most recent consolidated accounting period

•	Financial Data: Overview of performance in the past five fiscal years

•	Stock & Bond Information: Basic stock-related information and other kinds of data

-	Stock Information: Basic stock-related information and other kinds of data

-	Stock Price: Current prices can be viewed by clicking on the link to the stock price display service of Daiwa Institute of Research Ltd.

-	Analyst Coverage: Name of analysts who cover ORIX

-	Corporate Bonds: Information on the performance of the Company’s 20 most recent bond issues

-	Corporate Ratings: Credit ratings of the Company’s 20 most recent bond issues

•	Management Profiles: An introduction to the Company’s directors, executive officers, and group executives

•	FAQs: List of useful questions and answers

•	Contact ORIX IR: Contact information and information request form

•	IR Site Map: Overview of IR website

•	Disclaimer: Safe harbor statement and info for U.S. holders

● News Releases: http://www.orix.co.jp/grp/prs_e/index.htm

A library of ORIX’s main press releases

ORIX Corporation is an integrated financial services group providing innovative, value-added financial products and services to both corporate and retail customers. ORIX has established operations in 26 countries and regions worldwide, including Japan, and its diversified activities concentrated in the financing industry include corporate financial services such as leases and loans, automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking.

ORIX is listed on the first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange (TSE and OSE: Securities Code 8591), as well as the New York Stock Exchange (NYSE: IX).

● ORIX Corporation

4-1-23, Shiba, Minato-ku, Tokyo 108-0014, Japan

Tel: 81-3-5419-5000      Fax: 81-3-5419-5903

Established:

April 17, 1964

Shareholders’ Equity:

¥1,194,234 million

Number of Employees:

16,662

● Shareholder Information

Total Number of Shares Authorized:

259,000,000 shares

Total Number of Shares Issued and Outstanding:

91,518,194 shares

Total Number of American Depository Shares Outstanding:

3,050,360 shares

Number of Shareholders:

18,788

Transfer Agent for Common Shares:

Mitsubishi UFJ Trust and Banking Corporation

7-10-11, Higashisuna, Koto-ku, Tokyo 137-8081, Japan

Tel: 81-3-5683-5111 Fax: 81-3-5683-5136

Depositary Bank for ADRs:

Citibank, N.A. Shareholder Services, P.O. Box 43077

Providence, Rhode Island 02940-3077, U.S.A.

Tel: 1-877-248-4237 (toll-free in the USA)

Fax: 1-201-324-3284

E-mail: citibank@shareholders-online.com

● Stock Exchange Listings

Common Shares and Convertible Notes:

Tokyo Stock Exchange

Osaka Securities Exchange

Securities Code: 8591

New York Stock Exchange

Trading Symbol: IX

If you would like to contact an Investor Relations or Media Representative, please contact us by e-mail or telephone at the address below. Contact information for ORIX subsidiaries nearest you can be found in our Corporate Network in Japan (http://www.orix.co.jp/grp/co_e/list_japan.htm) or our Overseas Corporate Network

(http://www.orix.co.jp/grp/co_e/list_world.htm) on our website.

ORIX Corporation

IR Group, Office of the President

Mita NN Bldg., 4-1-23, Shiba, Minato-ku, Tokyo 108-0014, Japan

Tel: 81-3-5419-5102      Fax: 81 -3-5419-5901

E-mail: orixir@orix.co.jp (Investor Relations Representative)

URL: www.orix.co.jp

(As of March 31, 2007)

Passive Foreign Investment Company Rules

If, as expected, we are treated as a PFIC for any year during a United States Holder’s holding period of the Shares or ADSs, and the United States Holder has not made the mark-to-market election for the Shares or ADSs, as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs, including, under proposed Treasury regulations, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a United States Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on the tax liability allocated to such taxable year. Further, any distribution in respect of Shares or ADSs in excess of 125 percent of the average of the annual distributions on Shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, would be subject to taxation as described above with respect to the sale or other disposition of Shares.

If the Shares or ADSs are considered regularly traded on a “qualified exchange,” a United States Holder of Shares or ADSs would be eligible to make a mark-to-market election. A “qualified exchange” includes the NYSE and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service, or IRS, has not yet identified specific foreign exchanges that are “qualified” for this purpose.

If a United States Holder is eligible and makes the mark-to-market election, the United States Holder will include each year, as ordinary income, the excess, if any, of the fair market value of the Shares or ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a United States Holder validly makes the election, the holder’s basis in the Shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Shares or ADSs will be treated as ordinary income.

We do not intend to comply with the requirements necessary for a United States Holder to make a different election (the qualified electing fund election), which is sometimes available to shareholders of a PFIC.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC.

If a United States Holder owns Shares during any year in which we are a PFIC, the holder must file IRS Form 8621 with the IRS.

We urge United States Holders to consult their tax advisors concerning our status as a PFIC and the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election discussed above.

ORIX Corporation

LISTED
NYSE

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